  As filed with the Securities and Exchange Commission on September 25, 2000

                                                     Registration No. 333-37058
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                             Amendment No. 2
                                      to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                                Extricity, Inc.
            (Exact name of registrant as specified in its charter)
                               ---------------

            Delaware                           7371                          94-3243041
  (State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
      of incorporation or           Classification Code Number)         Identification No.)
         organization)

                                 1 Davis Drive
                           Belmont, California 94002
                                (650) 596-1300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ---------------
                                Barry M. Ariko
                               Chairman and CEO
                                 1 Davis Drive
                           Belmont, California 94002
                                (650) 596-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

             GREGORY M. GALLO, ESQ.                             CURTIS L. MO, ESQ.
             JOE C. SORENSON, ESQ.                         JONATHAN P. SHANBERGE, ESQ.
           P. JAMES SCHUMACHER, ESQ.                         ALEXANDER C. CHEN, ESQ.
              ALISSA N. PARK, ESQ.                          RICHARD A. MCCARTHY, ESQ.
        Gray Cary Ware & Freidenrich LLP                 Brobeck, Phleger & Harrison LLP
              400 Hamilton Avenue                             Two Embarcadero Place
        Palo Alto, California 94301-1825                          2200 Geng Road
                 (650) 328-6561                            Palo Alto, California 94303
                                                                  (650) 424-0160

                               ---------------
         Approximate date of commencement of proposed sale to public:
  As soon as practicable after this Registration Statement becomes effective.
                               ---------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ---------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
 Title of Each Class of                   Proposed Maximum Proposed Maximum   Amount of
    Securities to Be       Amount to be    Offering Price      Aggregate     Registration
       Registered         Registered(1)     Per Share(2)   Offering Price(2)    Fee(3)
-----------------------------------------------------------------------------------------
Common Stock, par value
 $0.00001..............  6,900,000 shares      $11.00         $75,900,000      $20,038
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) Includes 900,000 shares subject to an overallotment option granted by the registrant to the underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(a) and 457(o) under the Securities Act.

(3) Previously paid.
                               ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

Subject to Completion, Dated September 25, 2000

[EXTRICITY LOGO]

--------------------------------------------------------------------------------
 6,000,000 Shares
 Common Stock
--------------------------------------------------------------------------------

 This is the initial public offering of Extricity, Inc. and we are offering 6,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share. We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "EXTY".

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

              Price
              to     Underwriting Discounts Proceeds to
              Public and Commissions        Extricity
   Per Share  $      $                      $
   Total      $      $                      $

 We have granted the underwriters the right to purchase up to 900,000 additional shares to cover over-allotments.

                                  -----------

 Deutsche Banc Alex. Brown

             SG Cowen

                                                 Banc of America Securities LLC

 The date of this Prospectus is     , 2000

INSIDE FRONT COVER:

GATE FOLD:

On the top far left-hand side of the inside front cover reads:

Extricity OUR B2B PRODUCTS

  .  Simplify deployment and management of secure B2B environments

  .  Help companies improve efficiencies

  . Support collaboration while enabling each organization to maintain their own organizational independence

On the top right-hand side of the inside front cover reads: Internal.

  .  Integrate existing applications

  .  Model and execute business processes

The main graphic, which covers the span of the gatefold, will be a graphic showing multiple businesses working together on a common object.

On the left-hand side of the gate fold there is a stick person with a web sheet behind the stick figure, above the figure reads: WWW. To the lower left of the stick figure reads: Manufacturer (Buyer). The stick figure is connected to a building by a line to the right. To the left of the Building reads: Supplier. The Building is connected to a larger building by a thin line. To the left of the larger building reads: Contract Manufacturer. There is a thin line from the stick person, which is connected to a set of buildings, which reads: Electronic Market. The Electronic Market is a circle with 6 different types of buildings and a stick figure. There is a thin line from the Electronic Market which is connected to a set of three buildings, which reads: Manufacturer. A line to a truck and building which reads Extricity B2B. To the bottom right of the Extricity B2B reads: Distributor. There is a transparent rectangular wall between the Manufacturer and the Extricity B2B. The top of the wall reads:
Extricity B2B, and the bottom of the wall reads: External. The transparent wall has one diamond, and seven circles, which are connected in a box shape. Above the right side of the Extricity B2B is a square. The top of the square reads Extricity B2B and the bottom reads: Internal. In the square there is a picture of two servers and one stick figure. There is a sky background on the entire gatefold background.

On the bottom right-hand side of the inside front cover reads: External

  .  Manage simple to sophisticated range of collaboration

  . Operate independent of existing communications and software infrastructure

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information in this prospectus, including "Risk Factors," and our financial statements and related notes included in this prospectus.

                                Extricity, Inc.

  We believe we are a leading provider of business-to-business, or B2B, software products that allow companies to manage the internal and external sharing of information and the execution of interactions among software applications and business partners over the Internet. We refer to this exchange and management of information among groups of companies over the Internet as business-to-business relationship management, or B2BRM. Our platform is based on the eXtensible Markup Language, or XML, which is an industry recognized programming language for exchanging information over the Internet. Our platform allows diverse information systems and businesses to work together more effectively by automating and synchronizing the flow of information and execution of processes, regardless of size, sophistication or existing software applications.

  Over the last decade, companies have attempted to gain competitive advantages by investing in information technology with the goal of improving their internal operations and efficiencies. With the emergence of the Internet as a widely available communications infrastructure, companies now have the opportunity to realize new competitive advantages by assembling highly coordinated networks of business partners, including suppliers, customers and distributors to work together to rapidly bring goods and services to market. Companies are becoming increasingly dependent on these cooperative relationships with business partners to integrate supply chains, enable e-commerce fulfillment and deploy electronic markets. Since our inception, we have worked to provide a packaged technology framework that uses the Internet to allow companies to engage in a wide range of collaboration to increase the efficiencies of their business, implement new business models and create greater levels of customer service and loyalty.

  Our comprehensive B2BRM platform:

  . allows companies to communicate internally and externally with their business partners regardless of existing technology infrastructure;

  . is open and scalable to support simple data exchange as well as complex collaboration arrangements among numerous partners;

  . provides high-level security and availability necessary to support the large transaction volumes enabled by the Internet;

  . allows companies to easily add or change processes or applications without the need for complex programming or significant interruption; and

  . provides pre-packaged industry and market-focused solutions tailored to specific industries and markets.

  Our objective is to be the leading platform provider for B2BRM powering the interactions within B2B e-commerce environments. Key elements of our strategy include leveraging and expanding business relationships, proliferating our products through network effect, offering market-focused B2B solutions, extending product and technology leadership, offering our customers multiple ways of acquiring our technology and expanding our international presence.

  We license our products and sell services through direct and reseller sales channels, including the selling assistance of system integrators. Our customers use our products to optimize three main business functions: supply chain management, e-commerce fulfillment and electronic markets. Our top five customers by revenue during fiscal year ended March 31, 2000 included The North Face, Inc., Solectron Corporation, Amkor Technology, Inc., Taiwan Semiconductor Manufacturing Corporation and IBM--Storage Division. These five customers represented approximately 44.3% of our total revenues in fiscal year 2000, ended March 31, 2000, and approximately 19.4% of our total revenues in the three months ended June 30, 2000.

                            Recent Developments

  In August 2000, we entered into an Original Equipment Manufacturer, or OEM, license agreement with IBM under which IBM will include Extricity software in its B2B software platform, WebSphere Business-to-Business Integrator. Our software is expected to provide the IBM WebSphere platform with a collaborative, web-based, business-process-oriented B2B application solution. Under the terms of the agreement, we granted IBM a non-exclusive, non-transferable, world-wide license to distribute certain Extricity software products as IBM branded products through IBM's direct and indirect sales channels. We maintain the ability to distribute additional Extricity branded software products to current and future WebSphere customers. This agreement is in addition to our existing relationships with IBM as a reseller and customer of our software products.

  The initial term of the agreement is for 37 months after IBM's acceptance of specified initial deliverables from us and will be automatically extended for subsequent one-year terms unless either party gives notice of termination at least 90 days prior to the end of the initial term or any subsequent one-year term. IBM will pay royalty fees to us based on revenues generated from the sale of IBM products that incorporate licensed Extricity software. Although the royalties we receive will be based on future IBM revenues and are not capped, IBM will make quarterly, non-refundable royalty pre-payments totaling $24.0 million beginning no later than December 31, 2000 over the initial term of the agreement.

                             Corporate Information

  We were incorporated in California in April 1996, under the name Augmentum Software, Inc. We changed our name to CrossRoute Software, Inc. in July 1996, to Extricity Software, Inc. in September 1998, and to Extricity, Inc. in May 2000. We reincorporated in Delaware under the name Extricity, Inc. in June 2000. Our principal executive offices are located at 1 Davis Drive, Belmont, California 94002. Our telephone number is (650) 596-1300. Our worldwide web site is located at http://www.extricity.com. We are providing an inactive textual reference only to our web site because it does not constitute part of this prospectus. Extricity, Extricity B2B Alliance and the Extricity logo are our trademarks. Each other trademark or service mark of any other company appearing in this prospectus is the property of its holder.

                                  The Offering

 Common stock offered by Extricity.................. 6,000,000 shares

 Common stock to be outstanding after the offering.. 43,041,024 shares

 Use of proceeds.................................... For expansion of sales and marketing activities,
                                                     product development,
                                                     facilities expansion and
                                                     other capital
                                                     expenditures, working
                                                     capital and other general
                                                     corporate purposes. See
                                                     "Use of Proceeds" on page
                                                     21.

 Proposed Nasdaq National Market Symbol............. EXTY

  The number of shares of common stock to be outstanding after the offering as set forth above is based on 37,041,024 shares outstanding as of September 1, 2000 and excludes:

  . 2,741,054 shares of common stock issuable upon exercise of options outstanding under our 1996 stock option plan at a weighted average exercise price of $2.53 per share;

  . 4,077,335 shares of common stock reserved for issuance pursuant to future grants under our 1996 stock option plan;

  . 2,000,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan immediately following our initial public offering; and

  . 308,312 shares of common stock issuable through the exercise and conversion of warrants outstanding at a weighted average exercise price of $3.60 per share.

  Except as otherwise indicated, all information in this prospectus:

  . gives effect to the conversion of all outstanding shares of preferred stock into 26,131,746 shares of common stock upon the closing of our initial public offering;

  .  assumes no exercise of the underwriters' over-allotment option; and

  . gives effect to the Delaware reincorporation in June 2000 and amendments to our certificate of incorporation and bylaws to be effective upon completion of this offering.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                          Period from
                         April 3, 1996                                Three Months
                         (Inception) to   Year Ended March 31,       Ended June 30,
                           March 31,    --------------------------  -----------------
                              1997       1998     1999      2000     1999      2000
                         -------------- -------  -------  --------  -------  --------
                                                                      (unaudited)
Consolidated Statements
 of Operations Data:
Total revenues..........    $    11     $   503  $ 3,035  $  9,185  $ 1,129  $  4,663
Gross profit............          5         266    1,973     4,267      213     1,867
Loss from operations....     (1,475)     (6,117)  (9,357)  (20,185)  (4,052)  (12,849)
Net loss................     (1,393)     (5,973)  (9,097)  (19,889)  (3,994)  (12,416)
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                  $  (0.93)          $  (0.44)
Shares used to compute
 pro forma basic and
 diluted net loss per
 share (unaudited)......                                    21,300             28,395

                                                            As of June 30, 2000
                                                            --------------------
                                                                      Pro Forma
                                                            Actual   As Adjusted
                                                            -------  -----------
                                                                (unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments.......... $38,934    $92,592
Working capital............................................  34,756     88,773
Total assets...............................................  58,002    111,660
Long-term debt, less current portion.......................     283        --
Accumulated deficit........................................ (48,768)   (48,768)
Total stockholders' equity.................................  44,631     98,931

  See Note 2 of notes to financial statements for the determination of the number of shares used in computing pro forma basic net loss per share amounts.

  The pro forma as adjusted balance sheet data above reflects the receipt of the estimated net proceeds from the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after the repayment of approximately $642,000 of indebtedness under our loan facilities and after deducting underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

  Investing in our common stock involves a substantial risk. You should carefully consider the following risks and uncertainties before you decide to buy our common stock. If any of the following risks or uncertainties actually occur, our business could be harmed. If our business is harmed, the trading price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock.

Risks Related to Our Operations

We expect to incur losses in the future and may not become profitable.

  We have incurred significant net losses since our inception, including losses of approximately $6.0 million for fiscal year 1998, approximately $9.1 million for fiscal year 1999 and approximately $19.9 million for fiscal year 2000. As of June 30, 2000, we had an accumulated deficit of approximately $48.8 million. We expect to substantially increase our expenses for the foreseeable future primarily to fund the continued development of our products and technologies and to expand our sales and marketing organizations. As a result, we will need to generate significant additional revenues to achieve and maintain profitability in the future. We expect quarterly operating losses to increase for the fiscal year ended March 31, 2001 and are not certain when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability will materially and adversely affect the market price of our common stock.

We have a limited operating history, so it is difficult to evaluate our business and prospects.

  We incorporated in April 1996 and began shipping products in the fourth quarter of calendar year 1997. Because of our limited operating history, it is difficult or impossible to predict our future results. We are subject to the risks inherent in the operation of a new business enterprise, and we cannot assure you that we will be able to successfully address these risks. We are generally unable to significantly reduce expenses in the short term to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenues in relation to our expectations, any material delay of customer orders or material delays in product releases would immediately harm our business, operating results and financial condition. Additional risks we face include our ability to:

  .  attract and retain a broad customer base;

  .  negotiate and maintain favorable business relationships; and

  .  plan and manage our growth effectively.

  If we fail to manage these risks successfully, our business and operating results could be harmed. We cannot assure you that we will be profitable in any future period, and recent operating results should not be considered indicative of future financial performance.

Our quarterly operating results are volatile and difficult to predict. If we fail to meet the expectations of public market analysts and investors, the market price of our common stock may decrease significantly.

  We have not achieved profitability in any quarter, and we incurred net losses of approximately $12.4 million during the quarter ended June 30, 2000. Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future. This quarter-to-quarter fluctuation is due to a number of factors, including the following:

  . the amount and timing of operating costs relating to expansion of our business, operations and infrastructure;

  . the complexity of our selling process which can cause potential revenue transactions to be delayed, postponed or cancelled;

  .  the ability to acquire expansion facility space at economical rates;

  .  the number and timing of new hires;

  .  our mix of license and professional services revenues;

  . the mix of license types and selling channels which can cause variations in recognized revenue;

  . the rate of adoption of B2B e-commerce infrastructure within the overall economy;

  .  our utilization rate for our professional services personnel;

  . the level of utilization of subcontractors to perform professional services which can cause both services revenues and cost of services revenues and the related gross margin to fluctuate;

  .  the success of our business relationships;

  .  changes in our pricing policies or our competitors' pricing policies;

  . the announcement and introduction of new products or product enhancements by us or our competitors; and

  .  our mix of domestic and international sales.

  Our revenues and operating results depend upon the volume and timing of customer orders and payments, the type of license acquired and the success of our systems integrators and resellers in selling the product and the date of product delivery. Historically, a substantial portion of revenues in a given quarter have been recorded in the third month of that quarter, with a concentration of these revenues in the last two weeks of the third month. We expect this trend to continue and, therefore, any failure or delay in the closing of orders would seriously harm our quarterly operating results. Since our operating expenses are based on anticipated revenues and because a high percentage of these expenses are relatively fixed, a delay in the recognition of revenue from one or more license transactions could cause significant variations in operating results from quarter-to-quarter and cause unexpected results.

  Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our common stock may decline.

A change in our anticipated mix of customer types and license types and selling channels could cause significant variations in recognized revenue which could negatively impact short-term operating results.

  The size of our license transactions ranges from just below $100,000 to over $1.0 million and is primarily a factor of the size and type of customer. Historically, supply chain integration customers have purchased perpetual enterprise-wide licenses which represent significantly higher average license fees per transaction. E-commerce fulfillment and net market makers have occasionally purchased perpetual and renewable one-year term licenses with lower average license fees per transaction. The amount of the license fees which can be recognized as revenues depends on whether a perpetual or renewable term license structure is involved, and whether the license was sold through our direct or indirect channels. The license fees for perpetual licenses are greater than the initial license fees for renewable term licenses. Also, as perpetual licenses are generally recognized upon product shipment, they have a more significant impact on revenues in the quarter of execution. In addition, the revenues received from sales of licenses by our resellers are lower than the revenues we receive from sales of licenses by our direct sales force. As a result, although we may achieve our anticipated level of licensing activity, a change in the mix of license types and selling channels could cause significant variations in recognized revenue which significantly impacts our operating results from quarter-to-quarter and may cause unexpected results. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" for a more detailed discussion of revenue recognition issues which affect our business.

  Deferred revenue includes unearned license fees and prepaid services that will be recognized as revenues in the future as we deliver licenses and perform services. Since the amount of our revenues each quarter recognized from deferred revenues can vary and is generally less than half of the license fees in a given quarter, our quarterly results will depend primarily upon entering into new contracts to generate revenues for that quarter. New contracts may not result in revenues in the quarter in which the contract was signed, and we may not be able to predict accurately when revenues from these contracts will be recognized. In addition, as noted above, different license types will result in differing revenue recognition treatment which can cause the amount of license fees recognized in a quarter to vary.

Our OEM agreement with IBM could place a significant strain on our sales, marketing and development processes.

  Our OEM license agreement with IBM contains provisions relating to the delivery of products and coordination of sales and marketing efforts. Currently, our development, sales and marketing efforts are largely self-contained and do not require extensive coordination with outside parties for successful execution. Our agreement with IBM will require us to coordinate with IBM personnel in connection with the development, sales and marketing of the combined Extricity and IBM product and will place a significant strain on our management resources. We may not be able to effectively manage the requirements under our OEM license agreement, which could have a negative impact on our business.

The market for our products is new, rapidly changing and competitive, and new products developed by others could impair our ability to grow our business and remain competitive.

  The market for our products is competitive and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition may result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Today, our primary competition includes vendors providing their own B2B solutions and companies attempting to build B2B integration solutions through internal information technology development. Although we believe that we do not currently face any single direct competitor, there are many vendors in related markets that address particular aspects of the features and functions that we provide. Today, we face competition from:

  . internal enterprise application integration software vendors, including Active Software, Inc., Software Technologies, Inc., TIBCO Software Inc. and Vitria Technology, Inc.;

  . proprietary electronic data exchange vendors, such as GE Information Systems, Harbinger Corporation, Sterling Commerce, Inc. and webMethods, Inc.; and

  .  supply chain vendors, such as i2 Technologies, Inc.

  In the future, it is possible that we could face competition from vendors in complementary markets, including enterprise resource planning, or ERP, vendors such as SAP, Oracle Corporation, PeopleSoft, Inc., Baan Company, International Business Machines Corporation, Microsoft Corporation, OnDisplay, Inc., Viacore, Inc. and other vendors such as Ariba, Inc. and Commerce One, Inc. or other large enterprise software companies such as Siebel Systems, Inc. In addition, dozens of smaller software companies are developing products which may compete with our products in the future.

  Many of our competitors have more resources and broader customer relationships than we do. In addition, many of these competitors have extensive knowledge of our industry. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs. In the past, we have lost potential customers to competitors for various reasons, including lower prices for less complex implementations. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources.

The market for our products is in an early stage of development and customers may not yet be ready to implement our products.

  The market for B2B integration software is relatively new and rapidly evolving, and there are a variety of integration methods available, including electronic application integration, or EAI, electronic data interchange, or EDI, and enterprise resource planning, or ERP. Some of these other integration methods are more established and less expensive than our Extricity B2B software products. In addition, application service providers, value added networks and procurement networks have similar characteristics. At this early development phase of the marketplace, a number of solutions will be attempted, any of which could emerge as a preferred solution in a given industry or in general. If such a standard or product type were to emerge and we could not make our products compatible, our revenues would grow more slowly than anticipated. Furthermore, we do not know if our target markets will widely adopt and deploy electronic business integration products such as ours. If electronic business integration products such as our Extricity B2B software products are not widely adopted by our target markets, our operating results will suffer.

  Our products are complex and generally involve capital expenditures by our customers in excess of $250,000. As a result, these potential customers may elect to pursue more inexpensive solutions rather than purchasing our products. We do not have a long history of selling our Extricity B2B software products and will have to continue to devote substantial resources in the future to educate prospective customers about the benefits of our products. Our efforts to educate potential customers may not result in our products achieving market acceptance. In addition, our selling efforts frequently involve pilot projects and proof of concept projects. These projects are typically provided at or below cost and can have a negative impact on our gross profit. Many of our prospective customers have made significant investments in internally-developed or customized systems and would incur significant costs in switching to third-party products such as ours. Furthermore, even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons. If the market for our products fails to grow or grows more slowly than we anticipate, our business could suffer.

If we fail to introduce new versions and releases of our product in a timely manner, our revenues may decline.

  We may fail to introduce or deliver new products or versions of our software on a timely basis, if at all. The complexity of our software, internal quality assurance testing and customer testing may reveal product performance issues or desirable feature enhancements that could lead us to postpone the release of new versions of our software. We may not be able to successfully complete the development of currently planned or future enhancements in a timely and efficient manner. The reallocation of resources associated with any postponement could cause delays in the development and release of future enhancements to our currently available software. Any such failure or delay could harm our operating results.

Customers could experience difficulty in integrating our products with third-party applications, which would inhibit sales.

  We currently serve a customer base with a wide variety of constantly changing hardware, operating system software, packaged software applications and networking platforms. If our product fails to gain broad market acceptance due to its inability to support a variety of these platforms, our operating results may suffer. Our business depends, in part, on the following factors:

  . our ability to integrate our product with multiple platforms and existing systems and to modify our product as new versions of packaged applications are introduced;

  . access to application program interfaces, or APIs, for the third-party software products that are integrated with our products;

  .  our ability to anticipate and support new standards; and

  . our management of software being developed by third parties for our customers or for use with our product.

  Application program interfaces provide the instructions that are required to transfer information into and out of an application and trigger the specific characteristics of that application. These instructions are needed to create adapters between our products and third- party software products, but access to application program interfaces is controlled by the vendors of these applications. If the application vendor denies or delays our access to application program interfaces, our business may be harmed. Some application vendors may become competitors or establish alliances with our competitors, increasing the likelihood that we would not be granted access to their application program interfaces. Furthermore, we may need to modify our Extricity B2B software products or develop new adapters in the future as new applications or newer versions of existing applications are introduced. If we fail to continue to develop adapters or respond to new applications or newer versions of existing applications in a timely manner, our business could suffer.

Loss of key customers could significantly impact our revenues.

  We have generated a substantial portion of our annual and quarterly historical revenues from a limited number of customers. Revenues from our five largest customers, The North Face, Inc., Solectron Corporation, Amkor Technology, Inc., Taiwan Semiconductor Manufacturing Corporation and IBM-Storage Division, accounted for approximately 44.3% of our total revenues in fiscal year 2000 and approximately 19.4% of our total revenues in the three months ended June 30, 2000. In addition, a significant amount of our revenues is generated from selling our software products to customers and suppliers of our customers. As a result, if we lose a major customer within any given supply chain or fail to maintain a significant base of accounts, our current and future potential revenues could suffer.

Failure to significantly expand our customer base could result in slower revenue growth or declining revenues.

  We expect that revenues from a limited number of customers will account for a large percentage of our total revenues during fiscal year 2001. Our ability to maintain and increase our revenues is largely dependent on expanding our customer base as well as expanding into new industry supply chains. Our ability to attract new customers will depend on a variety of factors, including the performance, quality and breadth of our current and future products. We may not be able to expand our customer base. Our failure to add new customers that make significant purchases of our products and services could result in slower revenue growth or declining revenues.

If our customers do not renew their licenses, our revenues may decline.

  Although most of our current revenues are derived from sales of perpetual software licenses and related services, we expect that a portion of our revenues in the future will be derived from sales of software licenses sold on a renewal basis. We first began to offer renewable licenses in the fourth quarter of fiscal year 2000 and, to date, none of our initial renewable licenses have reached their renewal dates. If a significant portion of our customers who purchased renewal licenses elect not to renew their licenses for our software, we would lose a recurring revenue stream on which we base part of our business model and our business, operating results and financial condition could be harmed.

If our business relationships terminate or if our system integrators, resellers and consulting firms fail to perform as expected, we may lose important sales and marketing opportunities.

  We have established business relationships with system integrators, resellers and consulting firms that sell, install and deploy our products and perform custom integrations of systems and applications on a non-exclusive basis. Some system integrators, resellers and consulting firms engage in joint marketing and sales efforts with us and these relationships expose our software to many potential customers to which we may not otherwise have access. In addition, these relationships provide us with insights into new technology and with third-party service providers that our customers can use for implementation services. We anticipate that we will derive a significant portion of our revenues from customers that purchase products or services from these system integrators, resellers and consulting firms. Our future growth will be limited if we fail to optimize these business relationships.

  We do not have written contracts with many of our system integrators and consulting firms. Our business relationships with these system integrators, resellers and consulting firms do not require them to market or promote our products and impose no restrictions in connection with working with competing software companies. Accordingly, our success will depend on their willingness and ability to devote sufficient resources and efforts to marketing our Extricity B2B software products rather than the products of others. We are currently investing, and plan to continue to invest, significant resources to develop these relationships.

  We anticipate that system integrators, resellers and consulting firms will provide an increasing level of system implementation services for our customers. If we are unable to engage a sufficient number of system integrators, resellers and consulting firms needed to service our customers' implementation requirements, our relations with our customers could be harmed and we might be required to hire additional personnel to provide these implementation services ourselves. We rely on the sales personnel of our system integrators, resellers and consulting firms to provide customer leads and assist in closing sales of licenses for our products. Changes in the availability and pricing of competitive products and the training and compensation incentives provided to the sales management and individual sales personnel of these organizations could cause these sales personnel to favor their employers' products or other partners' products over our products. If we are not able to compensate for the loss in revenues from sales of licenses by systems integrators, resellers and consulting firms by increasing sales of licenses by our direct sales force, this could result in slower revenue growth or declining revenues. In addition, if the system integrators, resellers and consulting firms fail to provide adequate and timely implementation services, our relations with our customers and our operating and financial results could be harmed.

  A number of our competitors have more established relationships with these system integrators, resellers and consulting firms and, as a result, these system integrators, resellers or consulting firms may be more likely to recommend competitors' products and services. In addition, a number of our competitors have relationships with a greater number of system integrators, resellers and consulting firms than we do and therefore, have access to a broader base of enterprise customers. Our failure to establish or maintain these relationships would significantly harm our ability to license and successfully implement our product line. If we are not successful in establishing new business relationships or fail to maintain existing business relationships, we will have to devote substantially more resources to the distribution, sales and marketing, implementation and support of our products than we would otherwise, which could harm our business.

We may distribute our technology through third-party application service providers or through our application service provider offering, which may result in a negative impact on revenues generated via our existing sales channels.

  In the future we may offer our technology on a services contract basis through application service providers, or ASPs, or create our own ASP offering. Offering our software products through application service providers would allow our customers to utilize our technology without having to make substantial investments in additional hardware and support personnel. The distribution of our products through third-party application service providers or through our application service provider offering may involve monthly or quarterly subscription fees which may result in lower average initial revenues per transaction. Prospective customers may find the application service provider offerings more attractive than the purchase of a license for our products which could have a negative impact on revenues until the monthly or quarterly subscription fees paid over time become large enough to offset the lower initial revenues. In addition, the creation of our own ASP offering could involve significant investments of financial resources and staffing, which could have a negative impact on our business.

We are dependent on the acceptance of our core product, and if it does not achieve market acceptance our revenues could decline.

  We derived substantially all of our revenues in fiscal year 2000 from software licenses and service fees from our Extricity B2B product line. We expect that this suite of products will continue to account for the substantial majority of our total revenues for the foreseeable future. Accordingly, our future operating results significantly depend on the market acceptance and growth of our product line and enhancements of these products and services. We may not be able to successfully market our Extricity B2B product line or develop extensions and enhancements to this product line on a long-term basis. We have only licensed our product to a small number of customers and only a portion of these customers have commenced commercial deployment. The deployment of our Extricity B2B product line requires interoperability with a variety of software applications and systems and, in some cases, requires the processing of a high number of transactions per second. If our products fail to satisfy these demanding technological objectives, our customers may become dissatisfied and we may be unable to generate future sales. Failure to establish a significant base of customer references will significantly reduce our ability to license our products to additional customers.

Our lengthy and variable sales cycle makes it difficult for us to predict when or if sales will be made.

  Our products have a lengthy and unpredictable sales cycle that could cause our revenues to fluctuate widely from period-to-period. Our sales cycle can range from two weeks to nine months. We spend significant time educating and providing information to our prospective customers regarding the use and benefits of our products. These customers often view the purchase of our products as a significant and strategic decision and may take two weeks to four months to evaluate our products. As a result, the average sales cycle for our products has typically ranged from three to four months, but can be much longer for larger opportunities with new customers. In addition, a number of organizations within a company, such as procurement, manufacturing, information technology and supply chain management, frequently become involved in the decision-making process. This increases the difficulties in forecasting our sales cycle, since customers may commit to purchase our products but may want to further review the amount of their purchase as the solution is offered to additional potential users within their extended enterprise.

We depend on key personnel whose knowledge and expertise may be difficult to replace.

  We have recently hired several new managers and we intend to continue to hire key management personnel. All of our employees are at-will and may terminate their employment with us at any time. We may not successfully assimilate our recently hired managers or successfully locate, hire and retain qualified key management personnel. Furthermore, our continued success largely depends on the personal efforts and abilities of our senior management, including Mr. Barry M. Ariko, our chairman and chief executive officer, Dr. Gregory Olsen, our vice president and chief technology officer, Ms. Laura Ferrell, our vice president of engineering, and other key personnel. The loss of key personnel could seriously harm our results of operations and financial condition. We have not obtained and do not expect to obtain key person life insurance on any of our senior managers.

Because of competition for additional qualified personnel, we may be unable to recruit or retain necessary personnel, which could impact development or sales of our products.

  Our future success also depends on our ability to attract, train and retain highly qualified sales, research and development and managerial personnel. Competition for qualified personnel in our industry and in the San Francisco Bay Area, as well as other areas in which we recruit, is extremely intense and characterized by rapidly escalating salaries, which may increase our operating expenses or impair our ability to recruit qualified candidates. We have at times experienced, and we continue to experience, difficulty in recruiting qualified sales and research and development personnel, and we anticipate these difficulties will continue in the future.

If we are unable to manage growth, our business could be harmed.

  The number of our employees has grown from approximately 39 at the end of fiscal year 1998 to 264 as of September 1, 2000, of which 107 were engaged in sales and marketing, 81 were engaged in research and development, 60 were engaged in client services, and 16 were engaged in general and administrative functions. This growth has placed, and we expect that any future growth we experience will continue to place, a significant strain on our management, systems and resources. We may not be able to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we do not manage growth effectively, it could harm our business, operating results and financial condition.

If we are unable to protect our intellectual property we may lose a valuable asset, experience reduced market share or incur costs of litigation to protect our rights.

  We depend on our ability to develop and protect our proprietary technology and intellectual property rights to distinguish our products from those of our competitors. We have filed one patent application in the United States and in 12 foreign countries with respect to several elements of our architecture. Despite our efforts, we may be unable to prevent others from infringing upon or misappropriating our intellectual property, which could harm our business.

  It is possible that no patents will issue from our currently pending patent applications. Moreover, new patent applications may not result in issued patents and may not provide us with any competitive advantages over, or may be challenged by, others. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available. Furthermore, our competitors may independently develop similar technology that substantially limits the value of our intellectual property, or they may design around patents that may be issued to us in the future.

  In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We expect that we could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from operating our company. If we become liable to others for infringing their intellectual property rights, we could be required to pay a substantial damage award, to develop non-infringing technology, or to obtain a license or to cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, if at all.

  We also license certain technology from third parties as part of our product offering. We cannot assure you that our technology licenses will not infringe the proprietary rights of others or will continue to be available to us on commercially reasonable terms, if at all. The loss of this technology could require us to obtain or develop substitute technology of lower quality or performance standards or at greater cost. If we do not obtain or develop substitute technology, we could be unable to offer all of the features or functionality that we desire to include in our products.

Defects in our software products could diminish demand for our products, which may cause a decrease in revenues.

  Our products and their interactions with customers' software applications and information technology systems are complex and, accordingly, there may be undetected errors or failures when products are introduced or as new versions are released. We have in the past discovered software errors in our new releases and new products after their introduction which has resulted in additional research and development expenses. To date, these additional expenses have not been material. These errors have resulted in product release delays, delayed revenues and customer dissatisfaction. We may in the future discover errors, including performance limitations, in new releases or new products after the commencement of commercial shipments. In addition, if our products fail to provide a secure pathway for communications, we may be sued by our customers. Since many customers are using our products for mission-critical business operations, any of these occurrences could seriously harm our business, generate negative publicity and cause our stock price to fall.

We may be unsuccessful in establishing a brand name, which could harm our business.

  We believe that maintaining and strengthening the Extricity brand is an important aspect of our business and an important element in attracting new customers. We recently changed our corporate name to Extricity, Inc. and renamed our products. Establishing a brand name in this marketplace is difficult due to the dominance of certain established technologies such as the major enterprise resource planning and supply chain optimization vendors. As a result, our efforts to build our brand will involve significant expense. To promote our brand, we may increase our marketing budget or increase our financial commitment to building our brand. If our brand-building strategy is unsuccessful, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts.

If we are not successful in expanding our international operations, we may not achieve projected revenue growth.

  We believe that expansion of our international operations is important to our future success, and a key aspect to our business strategy is to expand our sales and support organizations internationally. International revenues accounted for approximately 10.8% of our total revenues in fiscal year 2000. We have recently hired a general manager for Europe, Middle East and Africa and we have entered into a distribution relationship with a company in Taiwan. However, if we fail to sell our products in international markets, we could experience slower revenue growth and our business could be harmed. There are a number of risks to establishing operations outside of the United States, including:

  . competition with larger, more established local operations from U.S. and European corporations, as well as smaller local companies;

  . unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

  . potentially adverse tax consequences, including restrictions on repatriation of earnings;

  .  reduced protection for intellectual property rights in some countries;

  .  differing labor regulations;

  . changes in a specific country's or region's political or economic conditions;

  .  greater difficulty in staffing and managing international operations;
     and

  .  fluctuating currency exchange rates.

  We anticipate devoting significant resources and management attention to expanding international opportunities. However, we can give you no assurance that we will be able to successfully establish international operations.

We may require additional financing which may result in additional dilution.

  To date, we have required substantial amounts of capital to design, develop, market and sell our products. Our future capital requirements will depend on many factors, including but not limited to the evolution of the market for B2B integration software, the market acceptance of our products, competitive pressure on the price of our products, the levels of promotion and marketing required to launch such products and attain a competitive position in the marketplace, the extent to which we invest in new technology and improvements on our existing technology, and the response of competitors to our products. If the funds generated by this offering, together with existing resources, are insufficient to fund our activities over the long-term, we may need to raise additional funds through equity or debt financing or from other sources at a time when we may not be profitable. The sale of additional equity or convertible debt may result in additional dilution to our stockholders and such securities may have rights, preferences or privileges senior to those of the common stock. To the extent that we rely upon debt financing, we will incur the obligation to repay the funds borrowed with interest and may become subject to covenants and restrictions that restrict operating flexibility. We cannot assure you that additional equity or debt financing will be available or that, if available, it can be obtained on terms favorable to us or our stockholders.

Future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value and divert management attention.

  As part of our business strategy, we may find it desirable or necessary to acquire or invest in additional businesses, products or technologies that we feel could complement or expand our business, increase our market coverage, enhance our technical capabilities or offer other types of growth opportunities. If we identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the acquisition, finance the acquisition, or integrate the acquired business, products or technologies into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business will cause significant diversions of management time and other resources. Since we have never acquired another business, we may experience unexpected difficulties and obstacles in acquiring and integrating new operations.

  If we consummate a significant acquisition in which the consideration consists of stock or other securities, your equity could be significantly diluted. If we were to proceed with a significant acquisition in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate that acquisition. Acquisition financing may not be available on favorable terms, if at all. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would seriously harm our operating results.

Our executive officers, directors and principal stockholders will retain significant control after this offering, which may lead to conflicts with other stockholders over corporate governance matters.

  Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own approximately 38.9% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us.

Risks Related To Our Industry

Continued adoption of the Internet as a method of conducting business is necessary for our future growth.

  The market for Internet-based, B2B integration software is relatively new and is evolving rapidly. Our future revenues and any future profits depend upon the widespread acceptance and use of the Internet as an effective medium for B2B e-commerce and B2BRM. The failure of the Internet to continue to develop as a commercial or business medium could harm our business, operating results and financial condition. The acceptance and use of the Internet for B2B commerce could be limited by a number of factors, such as the growth and use of the Internet in general, the relative ease of conducting business on the Internet, the efficiencies and improvements that conducting commerce on the Internet provides, concerns about transaction security and taxation of transactions on the Internet.

We depend on the speed and reliability of the Internet and our customers' internal networks.

  If Internet usage continues to grow rapidly, its infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, B2B e-commerce could grow more slowly or decline, which may reduce the demand for our software. The ability of our products to satisfy our customers' needs is ultimately limited by and depends upon the speed and reliability of both the Internet and our customers' internal networks. Consequently, the emergence and growth of the market for our software depends upon improvements being made to the entire Internet as well as to our individual customers' networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of our customers to utilize our solution will be hindered, and our business, operating results and financial condition may suffer.

Increased security risks of online commerce may deter future use of our software and services.

  A fundamental requirement to conduct B2B e-commerce is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the security features contained in our software or the algorithms used by our customers and their business partners to protect content and transactions on Internet e-commerce marketplaces or proprietary information in our customers' and their business partners' databases. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in our customers' and their business partners' operations. Our customers and their business partners may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, reducing their demand for our software. Further, a well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of our software to prevent security breaches, or well publicized security breaches affecting the Web in general, could significantly harm our business, operating results and financial condition.

Internet-related laws could adversely affect our business.

  Regulation of the Internet is largely unsettled. The adoption of laws or regulations that increase the costs or administrative burdens of doing business using the Internet could cause companies to seek an alternative means of transacting business. If the adoption of new Internet laws or regulations causes companies to seek alternative methods for conducting business, the demand for our software could decrease and our business could be adversely affected.

Risks Related to This Offering

Future sales of our common stock may depress our stock price.

  Upon completion of this offering, there will be 43,041,024 shares of our common stock outstanding. All of the 6,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless such shares are purchased by our "affiliates," as that term is defined under the Securities Act. The remaining 37,041,024 shares of common stock held by existing stockholders will be "restricted securities" as that term is defined in Rule 144 of the Securities Act and can be sold in the public market upon the expiration of lock-up agreements between the holders and the representatives of the underwriters beginning 180 days after the completion of this offering. These restricted shares will be available for sale in the public market as follows:

  . 8,348,851 restricted shares will become eligible for sale on the date of this prospectus pursuant to Rule 144(k) of the Securities Act, some of which are subject to a right of repurchase in favor of the Company. All
     but     of these shares are subject to lock-up agreements between the holders and representatives of the underwriters which expire 180 days after the completion of this offering;

  . 15,508,774 restricted shares will become eligible for sale 90 days after the date of this prospectus pursuant to Rule 144 of the Securities Act, some of which are subject to a right of repurchase in favor of the
     Company. All but     of these shares are subject to lock-up agreements
     between the holders and representatives of the underwriters which expire 180 days after the completion of this offering; and

  . the remainder of the restricted shares will become eligible for sale from time to time thereafter upon expiration of one-year holding periods and subject to the requirements of Rule 144. All but of these shares are subject to lockup agreements between the holders and representatives of the underwriters which expire 180 days after the completion of this offering.

  After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 11,840,000 shares reserved for issuance under our 1996 Stock Option Plan and 2,000,000 shares reserved for issuance under our 2000 Employee Stock Purchase Plan. Upon registration, all of these shares will be freely tradable when issued. If substantial amounts of our common stock were to be sold in the public market following this offering, the market price of our common stock could fall. In addition, such sales could create the perception to the public of difficulties or problems with our software and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. For a more detailed discussion of shares eligible for sale after the offering, see "Shares Eligible for Future Sale."

Internet-related stock prices are especially volatile and this volatility may lead to losses by investors and securities litigation.

  The stock market, and specifically the stock prices of Internet-related companies, has been very volatile. This broad market volatility and industry volatility may reduce the price of our common stock, without regard to our operating performance. Due to this volatility, the market price of our common stock could significantly decrease.

  Fluctuations in our common stock's price may affect our visibility and credibility in the B2B e-commerce solutions market. In the event of broad fluctuations in the market price of our common stock, you may be unable to resell your shares at or above the initial public offering price.

  Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against a lawsuit and management's attention could be diverted from our business.

We have broad discretion to use the offering proceeds, and the investment of these proceeds may not yield a favorable return.

  The net proceeds of this offering are not allocated for specific purposes. Thus, our management has broad discretion over how these proceeds are used and could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. See "Use of Proceeds" for more information about how we plan to use our proceeds from this offering.

Our securities have no prior market, and our stock price may decline after the offering.

  While we have applied to list our common stock on the Nasdaq National Market, a trading market for our common stock may not develop or, if a market does develop, the common stock may still be difficult to trade. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined by negotiations between representatives of the underwriters and us. The trading prices of many technology companies have declined from their historical highs, but continue to reflect high price to earnings ratios. We cannot be certain that these trading prices or price to earnings ratios will be sustained. The trading market price of our common stock may decline below our initial public offering price.

As a new investor, you will experience immediate and substantial dilution in the value of the common stock.

  If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options and warrants exercise those options and warrants, you will incur further dilution. See "Dilution" for a calculation of the amount of dilution you will incur.

We have implemented certain anti-takeover provisions.

  Provisions of our certificate of incorporation and our bylaws, as well as Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, our OEM license agreement with IBM contains specific provisions related to a change in control of Extricity, which may make it more difficult for a third party to acquire us. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions" for a description of these provisions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS

  We estimate that our net proceeds from the sale of the 6,000,000 shares of common stock in this offering will be approximately $54.3 million, based on an assumed initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $62.7 million.

  The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock, thereby enhancing our ability to acquire other businesses, products or technologies, and to facilitate future access to public equity markets. In addition, we believe that as a public company we will gain credibility and increase awareness of our brand name and products. We intend to use the net proceeds from this offering for expansion of sales and marketing activities, product development, facilities expansion and other capital expenditures, working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering to expand our existing business relationships as well as form new relationships with companies with whom opportunities may arise from our business development activities. We may also acquire or invest in businesses, technologies or products that are complementary to our business. We currently have no commitments or agreements for any acquisitions. Pending our use of the net proceeds, we intend to invest them in short-term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our common stock and do not currently anticipate paying any cash dividends. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results and other relevant factors as determined by the board of directors, in its discretion. Additionally, we have entered into a loan agreement with a bank that restricts our ability to pay dividends.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of June 30, 2000:

  .  on an actual basis;

  . on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 26,131,746 shares of common stock; and

  . on a pro forma as adjusted basis to reflect the application of the net proceeds from the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after the repayment of approximately $642,000 of indebtedness under our loan facilities and after deducting underwriting discounts and commissions and estimated offering expenses.

  You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included in this prospectus.

                                                        June 30, 2000
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                         (unaudited)
                                                        (in thousands)
Long-term debt, less current portion........... $    283  $    283    $    --
                                                --------  --------    --------
Stockholders' equity:
 Convertible preferred stock, $0.00001 par
  value, 18,224,804 shares authorized,
  17,957,765 shares issued and outstanding,
  actual; no shares issued and outstanding pro
  forma; 20,000,000 shares authorized, no
  shares issued or outstanding, pro forma as
  adjusted.....................................      --        --          --
 Common stock, $0.00001 par value, 50,000,000
  shares authorized, 10,818,805 issued and
  outstanding, actual; 36,950,551 shares issued
  and outstanding, pro forma; 200,000,000
  shares authorized, 42,950,551 shares issued
  and outstanding pro forma as adjusted........      --        --          --
Additional paid-in capital.....................  117,942   117,942     172,242
Warrants.......................................      728       728         728
Notes receivable from stockholders.............   (6,751)   (6,751)     (6,751)
Deferred stock-based compensation..............  (18,483)  (18,483)    (18,483)
Accumulated other comprehensive loss...........      (37)      (37)        (37)
Accumulated deficit............................  (48,768)  (48,768)    (48,768)
                                                --------  --------    --------
Total stockholders' equity.....................   44,631    44,631      98,931
                                                --------  --------    --------
Total capitalization........................... $ 44,914  $ 44,914    $ 98,931
                                                ========  ========    ========

  The number of shares of common stock to be outstanding after the offering as set forth above is based on 36,950,551 shares outstanding as of June 30, 2000 and excludes:

  . 2,563,316 shares of common stock issuable upon exercise of options outstanding under our 1996 stock option plan at a weighted average exercise price of $2.18 per share;

  . 4,345,546 shares of common stock reserved for issuance pursuant to future grants under our 1996 stock option plan;

  . 2,000,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan immediately following our initial public offering; and

  . 308,312 shares of common stock issuable through the exercise and conversion of warrants outstanding at a weighted average exercise price of $3.60 per share.

                                    DILUTION

  Our pro forma net tangible book value as of June 30, 2000 was approximately $44.6 million or approximately $1.21 per share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares outstanding as of June 30, 2000, after giving effect to the conversion into common stock of all of our outstanding shares of preferred stock.

  After giving effect to the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2000 would have been approximately $98.9 million, or $2.30 per share. This represents an immediate increase in net tangible book value of $1.09 per share to existing stockholders and an immediate dilution in net tangible book value of $7.70 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share................       $10.00
                                                                         ------
     Pro forma net tangible book value per share before this
      offering.................................................... $1.21
     Increase per share attributable to new investors.............  1.09
                                                                   -----
   Pro forma net tangible book value per share after this
    offering......................................................         2.30
                                                                         ------
   Dilution per share to new investors............................       $ 7.70
                                                                         ======

  The following table assumes conversion into common stock of all of our outstanding shares of preferred stock, and sets forth, on a pro forma basis as of June 30, 2000, the difference between existing stockholders and new investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 36,950,551   86.0% $ 94,258,000   61.1%     $2.55
New investors.............  6,000,000   14.0    60,000,000   38.9      10.00
                           ----------  -----  ------------  -----      -----
  Total................... 42,950,551  100.0% $154,258,000  100.0%     $3.59
                           ==========  =====  ============  =====      =====

  This information is based on pro forma shares outstanding as of June 30, 2000 and excludes:

  . 2,563,316 shares of common stock issuable upon exercise of options outstanding under our 1996 stock option plan at a weighted average exercise price of $2.18 per share;

  . 4,345,546 shares of common stock reserved for issuance pursuant to future grants under our 1996 stock option plan;

  . 2,000,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan immediately following our initial public offering; and

  . 308,312 shares of common stock issuable through the exercise and conversion of warrants outstanding at a weighted average exercise price of $3.60 per share.

To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See "Management--Benefit Plans" and Notes 8 and 9 to our financial statements included in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

  The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated statement of operations data for each of the three years in the period ended March 31, 2000, and the selected consolidated balance sheet data at March 31, 1999 and 2000 are derived from, and are qualified by reference to, our audited consolidated financial statements included in this prospectus. The selected consolidated statement of operations data for the period from inception on April 3, 1996 to March 31, 1997 and the selected consolidated balance sheet data as of March 31, 1997 and 1998 are derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three-month periods ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 are derived from, and are qualified by reference to, our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The historical results are not necessarily indicative of results to be expected in any future period.

                           Period from
                          April 3, 1996                                Three Months
                          (Inception) to   Year Ended March 31,       Ended June 30,
                            March 31,    --------------------------  -----------------
                               1997       1998     1999      2000     1999      2000
                          -------------- -------  -------  --------  -------  --------
                                                                       (unaudited)
Consolidated Statement
 of Operations Data:
Revenues:
 License fees...........     $   --      $   250  $ 2,302  $  4,554  $   199  $  2,310
 Services...............          11         253      733     4,631      930     2,353
                             -------     -------  -------  --------  -------  --------
 Total revenues.........          11         503    3,035     9,185    1,129     4,663
                             -------     -------  -------  --------  -------  --------
Cost of revenues:
 License fees...........         --           51      238       349       41       149
 Services...............           6         186      824     4,569      875     2,647
                             -------     -------  -------  --------  -------  --------
 Total cost of
  revenues..............           6         237    1,062     4,918      916     2,796
                             -------     -------  -------  --------  -------  --------
Gross profit............           5         266    1,973     4,267      213     1,867
                             -------     -------  -------  --------  -------  --------
Operating expenses:
 Research and
  development...........         773       2,766    4,262     7,245    1,270     3,799
 Sales and marketing....         263       2,788    6,177    12,238    2,525     6,366
 General and
  administrative........         444         829      891     2,622      447     1,310
 Amortization of
  deferred stock-based
  compensation (1)......         --          --       --      2,347       23     3,241
                             -------     -------  -------  --------  -------  --------
 Total operating
  expenses..............       1,480       6,383   11,330    24,452    4,265    14,716
                             -------     -------  -------  --------  -------  --------
Loss from operations....      (1,475)     (6,117)  (9,357)  (20,185)  (4,052)  (12,849)
Interest income.........          88         184      324       371       75       451
Interest expense........          (6)        (40)     (64)      (75)     (17)      (18)
                             -------     -------  -------  --------  -------  --------
Net loss................     $(1,393)    $(5,973) $(9,097) $(19,889) $(3,994) $(12,416)
                             =======     =======  =======  ========  =======  ========
Basic and diluted net
 loss per share.........     $ (8.24)    $ (4.21) $ (3.32) $  (4.64) $ (1.08) $  (2.25)
Shares used in computing
 basic and diluted net
 loss per share.........         169       1,418    2,738     4,289    3,700     5,508
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                   $  (0.93)          $  (0.44)
Shares used to compute
 pro forma basic and
 diluted net loss per
 share (unaudited)......                                     21,300             28,395
Cost of services
 revenues...............     $   --      $   --   $   --   $    322  $     4  $    298
Research and
 development............         --          --       --        428        2       564
Sales and marketing.....         --          --       --        850       15       817
General and
 administrative.........         --          --       --        747        2     1,562
                             -------     -------  -------  --------  -------  --------
Amortization of deferred
 stock-based
 compensation...........     $   --      $   --   $   --   $  2,347  $    23  $  3,241
                             =======     =======  =======  ========  =======  ========

--------
(1) Amortization of deferred stock-based compensation is comprised of the following:

                                       As of March 31,                 As of
                              ------------------------------------   June 30,
                               1997     1998      1999      2000       2000
                              -------  -------  --------  --------  -----------
                                       (in thousands)               (unaudited)
Consolidated Balance Sheet
 Data:
Cash, cash equivalents and
 short-term investments.....  $ 1,674  $ 1,915  $  2,779  $  7,861   $ 38,934
Working capital.............    1,436      756     1,676     1,826     34,756
Total assets................    1,979    2,889     6,150    14,196     58,002
Long-term debt, less current
 portion....................       87      448       526       373        283
Accumulated deficit.........   (1,393)  (7,366)  (16,463)  (36,352)   (48,768)
Total stockholders' equity..    1,644    1,065     2,065     2,310     44,631

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included in this prospectus. In addition to historical information, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated by these forward-looking statements due to factors discussed under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

  We believe we are a leading provider of B2B software products that allow companies to manage the internal and external sharing of information and the execution of interactions among software applications and business partners over the Internet. We refer to this exchange and management of information among groups of companies over the Internet as B2B relationship management, or B2BRM. Our platform is based on the eXtensible Markup Language, or XML, which is an industry recognized programming language for exchanging information over the Internet. Our platform allows diverse information systems and businesses to work together more effectively by automating and synchronizing the flow of information and execution of processes, regardless of size, sophistication or existing software applications.

  We were incorporated on April 3, 1996. From inception through the fourth calendar quarter of 1998, we focused our resources primarily on developing our software and recruiting and hiring personnel. Since that time, our focus has expanded to include broadening and deepening our product line as well as creating a worldwide selling presence through a combination of direct sales and indirect channels including system integrators, resellers and consulting firms.

  We derive revenues from sales of licenses of our Extricity B2B software, professional services and software maintenance contracts. We license our software on a perpetual basis or on an annual renewable basis. Annual renewal arrangements represent one-year term licenses which include software maintenance during the term of the arrangement. To date, our license fees have predominantly been generated through our direct sales channel. We began our international direct sales efforts in October 1999.

  We offer implementation and other professional services on a time-and-materials basis and training on a fixed-fee basis. In the future, we expect that our services revenues will not grow as rapidly as our license fees due to increased outsourcing of the professional services, maintenance and training services arising out of our license fee arrangements to system integrators, resellers and consulting firms.

  Revenues from the sale of perpetual software licenses are recognized upon shipment of our software, provided that the fee is fixed or determinable, persuasive evidence of an arrangement exists and collection of the resulting receivable is considered probable. Historically, we have not experienced significant returns or exchanges of our software. We recognize software license fees ratably over the term of the license for all renewable one-year term licenses. Maintenance revenues are recognized ratably over the maintenance period. Billed receivables and payments received in advance of revenue recognition are recorded as deferred revenue. Professional service revenues are recognized as the service is performed. Our revenue recognition practices are in accordance with Statement of Position, or SOP, 97-2, as modified by SOP 98-9.

  In the fourth quarter of fiscal year 2000, we began to offer customers the option to purchase our software licenses on one-year renewable term arrangements. We recognize revenue on these one-year term arrangements pro rata over the term of the license. Although the license fees for perpetual licenses are greater than the initial license fees for renewable term arrangements, the ability to recognize revenue ratably over the life of a renewable term arrangement provides us with greater predictability of future license fees. In the event that a significant number of our customers who have renewable term arrangements do not renew their licenses, our license fees will be negatively impacted proportionately to the amount of revenues otherwise received under the licenses. During our fiscal year 2001, we do not anticipate any negative impact because none of our renewable term licenses are up for renewal until March 2001.

  Our cost of revenues includes the costs of license fees and services. Our cost of license fees consists of royalties payable to third parties for software shipped with our software and the costs of manuals, freight and handling. Our cost of services revenues includes salaries and related expenses for our professional services and technical support organizations, costs of third-party consultants we use to provide professional services to our customers and an allocation of overhead costs.

  Although revenues have generally increased from quarter to quarter, we have incurred significant costs to develop our technology and products and to recruit and train personnel for our research and development, sales, marketing, professional services and administration departments. As a result, we have incurred significant losses since inception, and as of June 30, 2000, had an accumulated deficit of approximately $48.8 million. We believe our success will depend on rapidly increasing our customer base, further developing our Extricity B2B software and introducing new product enhancements into the marketplace. We intend to continue to invest heavily in research and development, sales, marketing, professional support and general and administrative services.

  For the year ended March 31, 2000 and the three months ended June 30, 2000, in connection with the grant of certain stock options to employees, we recorded deferred compensation of approximately $15.7 million and $8.4 million, respectively, representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price at the date of the option grant. This amount is presented as a reduction of stockholders' equity and will be amortized over the vesting period of the applicable options in a manner consistent with Financial Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." Approximately $2.3 million was expensed during fiscal year 2000 and is included in amortization of deferred stock-based compensation in the accompanying consolidated statement of operations. Amortization expense of $12.8 million, $5.7 million, $2.6 million and $688,000 will be recorded in fiscal years 2001, 2002, 2003 and 2004, respectively. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services.

Results of Operations

  The following table sets forth our consolidated statement of operations data expressed as a percentage of total revenues, unless otherwise indicated:

                                    Year Ended March        Three Months
                                          31,              Ended June 30,
                                    --------------------   -----------------
                                     1998    1999   2000    1999      2000
                                    ------   ----   ----   -------   -------
                                                             (unaudited)
   Revenues:
     License fees .................     50 %   76 %   50 %      18 %      50 %
     Services......................     50     24     50        82        50
                                    ------   ----   ----   -------   -------
       Total revenues..............    100    100    100       100       100
                                    ------   ----   ----   -------   -------
   Cost of revenues:
     License fees..................     10      8      4         4         3
     Services......................     37     27     50        77        57
                                    ------   ----   ----   -------   -------
       Total cost of revenues......     47     35     54        81        60
                                    ------   ----   ----   -------   -------
   Gross profit....................     53     65     46        19        40
                                    ------   ----   ----   -------   -------
   Operating expenses:
     Research and development......    550    140     79       112        81
     Sales and marketing...........    554    204    133       224       137
     General and administrative....    165     29     28        40        28
     Amortization of deferred
      stock-based compensation.....    --     --      26         2        70
                                    ------   ----   ----   -------   -------
       Total operating expenses....  1,269    373    266       378       316
                                    ------   ----   ----   -------   -------
   Loss from operations............ (1,216)  (308)  (220)     (359)     (276)
   Interest income.................     37     10      4         7        10
   Interest expense................     (8)    (2)    (1)       (2)       (1)
                                    ------   ----   ----   -------   -------
   Net loss........................ (1,187)% (300)% (217)%    (354)%    (267)%
                                    ======   ====   ====   =======   =======
------------
   Cost of license fees as a
    percentage of license fees.....     20%    10%     8%       21%        6%
   Cost of services revenues as a
    percentage of services
    revenues.......................     74%   112%    99%       94%      112%

  Three Months Ended June 30, 1999 and 2000

  Revenues

  Total Revenues. Our revenues increased from approximately $1.1 million in the three months ended June 30, 1999 to approximately $4.7 million in the three months ended June 30, 2000. This increase was primarily due to increased sales of software licenses. License fees as a percentage of total revenues increased from approximately 18% in the three months ended June 30, 1999 to approximately 50% in the three months ended June 30, 2000. This increase was due to unusually low license fees generated in the quarter ended June 30, 1999 as a result of a reorganization and restructuring of our sales force.

  License Fees. License fees increased from approximately $199,000 for the three months ended June 30, 1999 to approximately $2.3 million for the three months ended June 30, 2000. This increase is attributable to broader acceptance of our products, additional products available for sale, a significant increase in direct sales force headcount and increased sales by our indirect channel partners. The average selling price per transaction increased from approximately $275,000 per transaction during the three months ended June 30, 1999 to approximately $277,000 per transaction during the three months ended June 30, 2000.

  Services. Services revenues increased from approximately $930,000 in the three months ended June 30, 1999 to approximately $2.4 million in the three months ended June 30, 2000. This increase is primarily due to increased demand for services generated from increased sales of software licenses. We have hired new professional services staff to expand our internal capacity to provide professional services, training and support.

  Cost of Revenues

  Total Cost of Revenues. Cost of revenues increased from approximately $916,000 for the three months ended June 30, 1999 to approximately $2.8 million for the three months ended June 30, 2000. Total cost of revenues as a percentage of total revenues decreased from approximately 81% in the three months ended June 30, 1999 to approximately 60% in the three months ended June 30, 2000. This decrease was due to an increase in license fees as a percentage of total revenues. License fees, which have a higher gross margin than services revenues, increased from approximately 18% of total revenues in the three months ended June 30, 1999 to approximately 50% of total revenues in the three months ended June 30, 2000. Services revenues decreased from approximately 82% of total revenues for the three months ended June 30, 1999 to approximately 50% of total revenues for the three months ended June 30, 2000.

  License Fees. Cost of license fees increased from approximately $41,000 for the three months ended June 30, 1999 to approximately $149,000 for the three month period ended June 30, 2000. This increase is due to increased sales volume and license fees paid to third-party software vendors for software products embedded in and packaged with our software products. Cost of license fees as a percentage of total license fees decreased from approximately 21% for the three months ended June 30, 1999 to approximately 6% for the three months ended June 30, 2000 due to the removal of a complimentary third-party product from our licensed software product offerings.

  Services. Cost of services revenues increased from approximately $875,000 in the three months ended June 30, 1999 to approximately $2.6 million in the three months ended June 30, 2000. This increase is due to our investments in consulting and training services personnel and customer support staff and the retention of additional subcontractors to provide professional services. Cost of services revenues as a percentage of services revenues increased from approximately 99% for the three months ended June 30, 1999 to approximately 112% for the three months ended June 30, 2000 due to an increased number of newly hired professional services personnel engaged in non-revenue generating activities such as training.

  Operating Expenses

  Research and Development. Our research and development expenses increased from approximately $1.3 million in the three months ended June 30, 1999 to approximately $3.8 million in the three months ended June 30, 2000. This increase was primarily due to compensation expenses associated with increases in development personnel and the use of third-party contractors to assist on development projects.

  Sales and Marketing. Sales and marketing expenses increased from approximately $2.5 million in the three months ended June 30, 1999 to approximately $6.4 million in the three months ended June 30, 2000. This increase is attributable to an increase in the number of sales and marketing personnel from 35 at June 30, 1999 to 93 at June 30, 2000, an increase in sales commissions due to our increased license fees, the establishment of our European sales operations and increased marketing activities.

  General and Administrative. Our general and administrative expenses increased from approximately $447,000 in the three months ended June 30, 1999 to approximately $1.3 million in the three months ended June 30, 2000. This increase is attributable to an increase in the number of general and administrative personnel from seven at June 30, 1999 to 16 at June 30, 2000 and increased professional services fees associated with supporting the increased size of our business.

  Amortization of Deferred Stock-Based Compensation. Stock-based compensation expense increased from approximately $23,000 in the three months ended June 30, 1999 to approximately $3.2 million in the three months ended June 30, 2000. This increase was due to an increase in the number of employees and the granting of stock options to these additional employees. For the three months ended June 30, 2000, we recorded deferred stock-based compensation of approximately $8.4 million in connection with stock option grants to employees as compared to approximately $284,000 for the three months ended June 30, 1999.

  Interest Income

  Interest income increased from approximately $75,000 in the three months ended June 30, 1999 to approximately $451,000 in the three months ended June 30, 2000. This increase is attributable to an increase in short-term interest-bearing investments resulting from the proceeds of our Series D, E and F preferred stock financings, offset by the use of proceeds to fund our operations.

  Interest Expense

  Interest expense increased from approximately $17,000 in the three months ended June 30, 1999 to $18,000 in the three months ended June 30, 2000. Interest expense in these periods is attributable to net borrowings on our line of credit.

  Fiscal Years Ended March 31, 1999 and 2000

  Revenues

  Total Revenues. Our revenues increased from approximately $3.0 million for the fiscal year ended March 31, 1999 to approximately $9.2 million for the fiscal year ended March 31, 2000. In fiscal year 1999, four customers each accounted for more than 10% of our revenues. In fiscal year 2000, only one customer accounted for more than 10% of our revenues. License fees as a percentage of total revenues decreased from approximately 76% in fiscal year 1999 to approximately 50% in fiscal year 2000. This shift in revenue mix is attributable to increased sales of software licenses in the second half of fiscal year 1999 which generated services revenues, including software maintenance and implementation assistance in fiscal year 2000, as well as new services revenues from the additional sales of software licenses generated in fiscal year 2000.

  License Fees. Our license fees increased from approximately $2.3 million for fiscal year 1999 to approximately $4.6 million for fiscal year 2000. This increase is attributable to growing acceptance of our software, increased sales force headcount and increased sales momentum generated from successful deployment of our software by our customers. During fiscal year 2000, we reduced our average selling price per transaction from approximately $420,000 to approximately $275,000 due to increased sales through indirect channels, sales of renewable licenses and increased sales into electronic markets and e-commerce fulfillment customers who typically purchase initial product configurations which have lower average transaction values. This resulted in an increase in customer growth which more than offset the lower average selling price.

  The number of customers from which license fees were recognized increased from six at the end of fiscal year 1999 to 19 at the end of fiscal year 2000. During fiscal year 1999, we sold a large perpetual license to Solectron Corporation which increased the average revenue recognized per transaction in fiscal year 1999 to approximately $329,000. During the fiscal year ended March 31, 2000, the average revenue recognized per transaction was approximately $304,000.

  Services. Services revenues increased from approximately $733,000 for fiscal year 1999 to approximately $4.6 million for fiscal year 2000. This increase is attributable to an increase in our professional services staff, both in consulting and training, increased follow-on services as a result of higher license activity, increased use of subcontractors to perform professional services for customers and increased maintenance revenues due to a larger installed base.

  Cost of Revenues

  Total Cost of Revenues. Cost of revenues increased from approximately $1.1 million for fiscal year 1999 to approximately $4.9 million for fiscal year 2000. Total cost of revenues as a percentage of total revenues increased from approximately 35% for fiscal year 1999 to approximately 54% for fiscal year 2000. This increase was due to a decrease in license fees as a percentage of total revenues. License fees, which have a higher gross margin than services revenues, decreased from approximately 76% of total revenues for fiscal year 1999 to approximately 50% of total revenues for fiscal year 2000. Services revenues increased from approximately 24% of total revenue in fiscal year 1999 to approximately 50% of total revenue in fiscal year 2000.

  License Fees. Cost of license fees increased from approximately $238,000 for fiscal year 1999 to approximately $349,000 for fiscal year 2000. This increase is due to increased sales volume, license fees paid to third-party software vendors for software products embedded in and shipped within our software products. Cost of license fees as a percentage of license fees decreased from approximately 10% for fiscal year 1999 to approximately 8% for fiscal year 2000 due to the removal of a complementary third-party product from our license software product offerings.

  Services. Cost of services revenues increased from approximately $824,000 for fiscal year 1999 to approximately $4.6 million for fiscal year 2000. This increase is attributable to increases in the number of consulting professionals, consulting subcontractors and technical support personnel in fiscal year 2000 as compared to fiscal year 1999. Services personnel increased from 14 at the end of fiscal year 1999 to 28 at the end of fiscal year 2000. In addition, higher travel and recruiting expenses contributed to the increase in cost of professional services and maintenance for fiscal year 2000. Gross margin on services increased from approximately negative 12% in fiscal year 1999 to approximately 1% in fiscal year 2000. This increase in the gross margin on services is attributable to an increase in billable rates for our software support and maintenance consulting services and increased utilization of our professional services staff in revenue generating activities such as implementation advisory services.

  Operating Expenses

  Research and Development. Research and development expenses increased from approximately $4.3 million for fiscal year 1999 to approximately $7.2 million for fiscal year 2000. This increase is attributable to increases in the number of software development, quality assurance and documentation personnel from 24 at the end of fiscal year 1999 to 53 at the end of fiscal year 2000, plus associated overhead and occupancy costs. To date, all research and development expenses have been expensed in the period incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses will increase in absolute dollar amounts in future periods.

  Sales and Marketing. Sales and marketing expenses increased from approximately $6.2 million for fiscal year 1999 to approximately $12.2 million for fiscal year 2000. This increase is attributable to an increase in the number of sales and marketing employees, higher incentive payments due to increased revenue growth and an increase in the number and scope of our marketing programs. Additionally, a sales and marketing subsidiary was formed in the United Kingdom in October 1999. As of March 31, 2000, our European organization had 10 employees located in the U.K. Since March 31, 2000, additional subsidiaries have been opened in Canada, Germany, France and the Netherlands. We expect to continue to expand our sales and marketing efforts in Europe and internationally, which will result in an increase in sales and marketing expenses in absolute dollar amounts in future periods.

  General and Administrative. General and administrative expenses increased from approximately $891,000 for fiscal year 1999 to approximately $2.6 million for fiscal year 2000. This increase is attributable to increases in the number of accounting and finance, human resources, information technology and office administration personnel. The number of finance and administration employees increased from six at the end of fiscal year 1999 to 13 at the end of fiscal year 2000. In addition, we recorded a bad debt provision of $300,000 due to uncertainty in collecting the receivable balance from one specific customer. Also, professional service fees, corporate insurance and other general corporate costs increased to support organizational growth. We expect general and administrative expenses to continue to increase in absolute dollar amounts, as we expect to add personnel to support our expanding operations, incur additional costs related to the growth of our business and assume the responsibilities of managing a public company.

  Amortization of Deferred Stock-Based Compensation. During fiscal year 2000, we recorded deferred stock-based compensation of approximately $15.7 million in connection with stock option grants to employees. We are amortizing this amount over the vesting periods of the applicable options using the accelerated method of amortization prescribed by Financial Accounting Standards Board Interpretation No. 28, resulting in amortization expense of approximately $2.3 million in fiscal year 2000.

  Interest Income

  Interest income increased from approximately $324,000 in fiscal year 1999 to approximately $371,000 in fiscal year 2000. This increase is attributable to an increase in interest-bearing short-term investments from March 31, 1999 to March 31, 2000 resulting from the proceeds of the Series D and E preferred stock financings, offset by the use of proceeds to fund our operations.

  Interest Expense

  Interest expense increased from approximately $64,000 in fiscal year 1999 to approximately $75,000 in fiscal year 2000. This increase is attributable to an increase in net borrowings on the line of credit from fiscal year 1999 to fiscal year 2000.

  Fiscal Years Ended March 31, 1998 and 1999

  Revenues

  Total Revenues. Our revenues increased from approximately $503,000 for fiscal year 1998 to approximately $3.0 million for fiscal year 1999. Our first license sales took place during fiscal year 1998 and two customers each accounted for more than 10% of our total revenues. In fiscal year 1999, four customers each accounted for more than 10% of our total revenues. Sales to Taiwan Semiconductor Manufacturing Corporation decreased from approximately 49% of total revenues in fiscal year 1998 to approximately 15% of total revenues in fiscal year 1999. This decrease as a percentage of total revenues was primarily due to the increase in total revenues from approximately $503,000 for fiscal year 1998 to approximately $3.0 million for fiscal year 1999. Sales to Adaptec, Inc. decreased from approximately 44% of total revenues in fiscal year 1998 to less than 10% of total revenues in fiscal year 1999. This decrease as a percentage of total revenues was primarily due to the increase in total revenues for fiscal year 1999.

  License fees. License fees increased from approximately $250,000 for fiscal year 1998 to approximately $2.3 million for fiscal year 1999. This increase is attributable to increased sales of licenses for our software, which was first introduced in the third quarter of fiscal year 1998.

  Services. Services revenues increased from approximately $253,000 for fiscal year 1998 to approximately $733,000 for fiscal year 1999. This increase is attributable to the increased license activity described above, which resulted in maintenance and customer implementation revenues and follow-on professional services.

  Cost of Revenues

  Total Cost of Revenues. Cost of revenues increased from approximately $237,000 for fiscal year 1998 to approximately $1.1 million for fiscal year 1999. Total cost of revenues as a percentage of total revenues decreased from approximately 47% for fiscal year 1998 to approximately 35% for fiscal year 1999. This decrease was due to an increase in license fees as a percentage of total revenues. License fees, which have a higher gross margin than services revenues, increased from approximately 50% of total revenues for fiscal year 1998 to approximately 76% of total revenues for fiscal year 1999. Services revenues decreased from approximately 50% of total revenues for fiscal year 1998 to approximately 24% of total revenues for fiscal year 1999.

  License fees. Cost of license fees increased from approximately $51,000 for fiscal year 1998 to approximately $238,000 for fiscal year 1999. This increase is due to additional license fees paid to new third-party software vendors for software products embedded in and packaged with our software products. Cost of license fees as a percentage of license fees decreased from approximately 20% for fiscal year 1998 to approximately 10% for fiscal year 2000 due to an increase in the number of licenses sold in fiscal year 1999 as compared to fiscal year 1998.

  Services. Cost of services revenues increased from approximately $186,000 for fiscal year 1998 to approximately $824,000 for fiscal year 1999. This increase is primarily attributable to increases in the number of professionals and technical support personnel in fiscal year 1999 as compared to fiscal year 1998. Services personnel increased from seven at the end of fiscal year 1998 to 14 at the end of fiscal year 1999. Cost of services revenues as a percentage of services revenues increased from approximately 74% for fiscal year 1998 to approximately 112% for fiscal year 1999 due to increased staffing of support and management positions in anticipation of future growth.

  Operating Expenses

  Research and Development. Research and development expenses increased from approximately $2.8 million for fiscal year 1998 to approximately $4.3 million for fiscal year 1999. This increase is primarily attributable to increases in the number of software development, quality assurance and documentation personnel, which increased from 17 at the end of fiscal year 1998 to 24 at the end of fiscal year 1999.

  Sales and Marketing. Sales and marketing expenses increased from approximately $2.8 million for fiscal year 1998 to approximately $6.2 million for fiscal year 1999. This increase is primarily attributable to an increase in the number of sales and marketing employees which increased from 10 at the end of fiscal year 1998 to 23 at the end of fiscal year 1999. In addition, this increase is attributable to an increase in the number and scope of marketing programs.

  General and Administrative. General and administrative expenses increased from approximately $829,000 for fiscal year 1998 to approximately $891,000 for fiscal year 1999. This increase is primarily attributable to increases in professional service fees and other general corporate expenses to support organizational growth. The number of finance and administration employees increased from five at the end of fiscal year 1998 to six at the end of fiscal year 1999.

  Interest Income

  Interest income increased from approximately $184,000 for fiscal year 1998 to approximately $324,000 for fiscal year 1999. This increase is attributable to an increase in interest-bearing short-term investments resulting from the proceeds of a preferred stock financing.

  Interest Expense

  Interest expense increased from approximately $40,000 for fiscal year 1998 to approximately $64,000 for fiscal year 1999. This increase is attributable to an increase in net borrowings on the line of credit from fiscal year 1998 to fiscal year 1999.

Selected Quarterly Results of Operations

  The following table presents our results of operations for each of the last nine quarters. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations. This quarterly data should be read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                   Three Months Ended (unaudited)
                          ----------------------------------------------------------------------------------------------
                          June 30,   Sept 30,   Dec 31,   March 31,  June 30,   Sept 30,   Dec 31,   March 31,  June 30,
                            1998       1998      1998       1999       1999       1999      1999       2000       2000
                          --------   --------   -------   ---------  --------   --------   -------   ---------  --------
                                      (in thousands, except as a percentage of total revenues)
Consolidated Statement
 of Operations Data:
Revenues:
 License fees...........  $    39    $   118    $   365    $ 1,780   $   199    $   752    $ 1,309    $ 2,294   $  2,310
 Services...............       70         52        168        443       930      1,069      1,450      1,182      2,353
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
 Total revenues.........      109        170        533      2,223     1,129      1,821      2,759      3,476      4,663
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
Cost of revenues:
 License fees...........        2          3         64        169        41         66         78        164        149
 Services...............      136        127        197        364       875        925      1,348      1,421      2,647
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
 Total cost of
  revenues..............      138        130        261        533       916        991      1,426      1,585      2,796
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
Gross profit............      (29)        40        272      1,690       213        830      1,333      1,891      1,867
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
Operating expenses:
 Research and
  development...........      857        975      1,190      1,240     1,270      1,647      1,866      2,462      3,799
 Sales and marketing....    1,009      1,416      1,909      1,843     2,525      2,699      2,697      4,317      6,366
 General and
  administrative........      210        205        206        270       447        576        572      1,027      1,310
 Amortization of
  deferred stock-based
  compensation(1).......      --         --         --         --         23        210        422      1,692      3,241
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
 Total operating
  expenses..............    2,076      2,596      3,305      3,353     4,265      5,132      5,557      9,498     14,716
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
Loss from operations....   (2,105)    (2,556)    (3,033)    (1,663)   (4,052)    (4,302)    (4,224)    (7,607)   (12,849)
Interest income.........       69        101        102         52        75         88         78        130        451
Interest expense........      (15)       (16)       (15)       (18)      (17)       (18)       (20)       (20)       (18)
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
 Net loss...............  $(2,051)   $(2,471)   $(2,946)   $(1,629)  $(3,994)   $(4,232)   $(4,166)   $(7,497)  $(12,416)
                          =======    =======    =======    =======   =======    =======    =======    =======   ========
As a Percentage of Total
 Revenues:
Revenues:
 License fees...........       36 %       69 %       68 %       80 %      18 %       41 %       47 %       66 %       50 %
 Services...............       64         31         32         20        82         59         53         34         50
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
 Total revenues.........      100        100        100        100       100        100        100        100        100
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
Cost of revenues:
 License fees...........        2          2         12          8         4          3          3          5          3
 Services...............      125         75         37         16        77         51         49         41         57
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
 Total cost of
  revenues..............      127         77         49         24        81         54         52         46         60
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
Gross profit............      (27)        23         51         76        19         46         48         54         40
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
Operating expenses:
 Research and
  development...........      786        574        223         56       112         90         67         71         81
 Sales and marketing....      926        833        358         83       224        148         98        124        137
 General and
  administrative........      192        120         39         12        40         32         21         29         28
 Amortization of
  deferred stock-based
  compensation..........      --         --         --         --          2         12         15         49         70
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
 Total operating
  expenses..............    1,904      1,527        620        151       378        282        201        273        316
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
Loss from operations....   (1,931)    (1,504)      (569)       (75)     (359)      (236)      (153)      (219)      (276)
Interest income.........       63         59         19          3         7          5          3          4         10
Interest expense........      (14)        (9)        (3)        (1)       (2)        (1)        (1)        (1)        (1)
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
 Net loss...............   (1,882)%   (1,454)%     (553)%      (73)%    (354)%     (232)%     (151)%     (216)%     (267)%
                          =======    =======    =======    =======   =======    =======    =======    =======   ========
--------
(1)Amortization of deferred stock-based compensation is comprised of the following:
 Cost of services
  revenues..............  $   --     $   --     $   --     $   --    $     4    $    45    $    71    $   203   $    298
 Research and
  development...........      --         --         --         --          2         53        167        205        564
 Sales and marketing....      --         --         --         --         15        106        145        583        817
 General and
  administrative........      --         --         --         --          2          6         39        701      1,562
                          -------    -------    -------    -------   -------    -------    -------    -------   --------
 Amortization of
  deferred stock-based
  compensation..........  $   --     $   --     $   --     $   --    $    23    $   210    $   422    $ 1,692   $  3,241
                          =======    =======    =======    =======   =======    =======    =======    =======   ========

  Revenues. Our total revenues increased in each of the nine quarterly periods ended June 30, 2000, except during the quarter ended June 30, 1999. This increase is due to growing acceptance of our software, increased sales force headcount, sales from our indirect channels and increased sales momentum generated from successful deployment of our software by our customers. The increase in total revenues from approximately $533,000 in the quarter ended December 31, 1998 to approximately $2.2 million in the quarter ended March 31, 1999 is primarily attributable to the sale of a large perpetual license agreement to Solectron Corporation in March 1999. Revenues were lower in the quarter ended June 30, 1999 due to the reorganization and restructuring of our sales force and our focus on hiring additional sales personnel. We believe that the increase in license fees was primarily due to this reorganization and restructuring and our focus on additional hiring in the quarter ended September 30, 1999. Historically, our services revenues have increased in connection with increases in our license fees. However, during the quarter ended March 31, 2000, services revenues decreased primarily in connection with a customer project with The North Face, Inc. transitioning from a prime contractor relationship directly with us to a relationship in which The North Face contracted for those services with a third-party services provider. The initial transaction with The North Face occurred in December 1998 and involved a license to integrate The North Face's interactions with a specific logistics and distribution vendor. Following the initial sale and the recognition of revenue using percentage of completion methodology in the quarters ended December 31, 1998 and March 31, 1999, The North Face continued to request professional consulting services in connection with supply chain initiatives unrelated to the implementation of the initial license. We negotiated with a third party systems integrator to provide these services to The North Face on a subcontractor basis. In January 2000, we began to transition this project to another vendor. The North Face has now contracted directly with another vendor to provide these ongoing professional services. This transition resulted in a significant portion of the decrease in our services revenues for the quarter ended March 31, 2000. We intend to outsource increasing amounts of basic implementation services to outside service providers and focus our professional services staff on higher margin services, such as implementation advisor services. In addition, we intend to create and develop pre-packaged solutions and methodologies to increase our revenues and margins.

  Cost of revenues. Since June 30, 1998, our cost of revenues increased in each of the eight quarterly periods ended June 30, 2000 as a result of the growth in revenues. Historically, cost of services revenues have been the primary component of total cost of revenues. Total cost of revenues increased from approximately $533,000 for the three months ended March 31, 1999 to approximately $916,000 for the three months ended June 30, 1999 despite a decrease in total revenues from approximately $2.2 million to approximately $1.1 million over the same time period. This increase in total cost of revenues, despite the decrease in total revenues, was due to a decrease in license fees as a percentage of total revenues, from approximately 80% of total revenues in the three months ended March 31, 1999 to approximately 18% in the three months ended June 30, 1999. Although services revenues decreased in the quarter ended March 31, 2000, cost of services increased during the same period due to the increase in professional services personnel from 10 on December 31, 1999 to 28 on March 31, 2000. The increase in revenues in the quarter ended March 31, 1999, was largely due to the sale of a large enterprise license agreement in March 1999. As a result, cost of revenues did not increase in the same proportion to the increase in revenues in the quarter ended March 31, 1999. We expect that our cost of services revenues will, as a percentage of services revenues, increase in the near term due to increased hiring of employees focused on strategy and service program development. Over time, we expect that the cost of services revenues will decrease as a percentage of total revenues as these employees create more efficiency and higher margin services programs. In addition, we expect to outsource increasing amounts of low margin professional services, maintenance and training services arising out of our license fee arrangements.

  Operating Expenses. Operating expenses increased in each of the nine quarterly periods ended June 30, 2000 as a result of increased expenses in each department associated with higher numbers of personnel, use of consultants, related hiring and recruiting expenses, and the increase in the size of our facilities. Sales and marketing expenses increased significantly in the quarters ended March 31, 2000 and June 30, 2000 due to substantial hiring of sales and marketing staff and the opening of a sales office in the U.K. in October 1999 which became fully operational in the three months ended March 31, 2000. In addition, quarterly amounts beginning in June 30, 1999 reflect the amortization of deferred stock-based compensation.

  Our quarterly operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future as a result of a number of factors, many of which are outside of our control. We believe that our period-to-period operating results are not meaningful, and you should not rely on them as indicative of our future performance. You should also evaluate our prospects in light of the risks, expenses and difficulties commonly encountered by comparable early-stage companies in new and rapidly emerging markets. We may not successfully address the risks and challenges that face us. In addition, although we have experienced significant revenue growth recently, our revenues might not continue to grow and we might not become or remain profitable in the future. Our future operating results will depend on many factors, including:

  .  size and timing of sales and installations of our software;

  . entry of new competitors into our market, or the announcement of new products or product enhancements by competitors;

  . our ability to successfully expand our direct sales force and our international sales organization;

  .  unexpected delays in developing and marketing new and enhanced products;

  . deferral of customer orders in anticipation of product enhancements or new products;

  . unexpected decline in purchases by our existing customers, including purchases of additional licenses and maintenance contracts;

  .  variability in the mix of our license fees and services revenues; and

  . our ability to establish and maintain relationships with system integrators, resellers and consulting firms.

Liquidity and Capital Resources

  Through June 30, 2000, we have funded our operations primarily through sales of equity securities, with net proceeds of approximately $85.1 million, and to a lesser extent, the use of borrowings under our line of credit facility.

  Net cash used in operations was approximately $5.0 million in fiscal year 1998, approximately $8.8 million in fiscal year 1999, approximately $10.9 million in fiscal year 2000 and approximately $10.5 million in the three months ended June 30, 2000. During these periods, net cash used by operating activities was primarily a result of funding ongoing operations.

  Accounts receivable increased from approximately $2.3 million as of March 31, 1999 to approximately $4.3 million as of March 31, 2000 and to approximately $6.9 million as of June 30, 2000. This increase was primarily due to increased revenues during the quarter ended March 31, 2000 as compared to the quarter ended March 31, 1999, as well as increased billings for annual term licenses, maintenance and prepaid royalties. This increase was partially offset by an increase in the allowance for doubtful accounts from approximately $45,000 as of March 31, 1999 to approximately $801,000 as of March 31, 2000, due primarily to the uncertainty of collecting the outstanding receivable balance from one specific customer who filed for bankruptcy during fiscal year 2000. The allowance for doubtful accounts as of June 30, 2000 was approximately $801,000. The increase in accounts receivable during the three months ended June 30, 2000 was primarily due to an increase in revenues, as well as a delay in receiving payments from two customers in an aggregate amount of approximately $1.9 million, which were due to be received in June 2000 but were not received until the first week of July 2000. We perform periodic credit evaluations of our customers and maintain an allowance for potential credit losses based on historical experience and other information available to management.

  Accrued expenses increased from approximately $1.9 million as of March 31, 1999 to approximately $4.9 million as of March 31, 2000 and to approximately $6.4 million as of June 30, 2000. These increases were primarily due to an increase in the number of employees from 66 as of March 31, 1999, to 158 as of March 31, 2000 and to 233 as of June 30, 2000 and the related accrued payroll and related expenses which increased from approximately $1.1 million as of March 31, 1999 to approximately $3.1 million as of March 31, 2000 and approximately $3.2 million as of June 30, 2000. In addition, other accrued expenses increased from approximately $510,000 as of March 31, 1999 to approximately $917,000 as of March 31, 2000 to approximately $2.2 million as of June 30, 2000, which was primarily due to increased travel expenses attributable to an increase in the number of employees traveling in connection with sales efforts.

  Deferred revenue increased from approximately $819,000 as of March 31, 1999 to approximately $4.5 million as of March 31, 2000. This increase was primarily due to an increase in deferred services revenue from approximately $216,000 at March 31, 1999 to approximately $2.4 million as of March 31, 2000 attributable to higher volumes of licenses generating increased maintenance agreements which are billed in advance, deferred and recognized over the maintenance period. Deferred maintenance revenue represented approximately $1.2 million of the deferred services revenue balance as of March 31, 2000. In addition, deferred license fees increased from approximately $603,000 as of March 31, 1999 to approximately $2.1 million as of March 31, 2000 due primarily to a prepayment of royalties which will be recognized over the two-year term of the agreement and the sale of one-year term licenses which are deferred when billed and recognized over the term of the license.

  To date, our investing activities have consisted of purchases of equipment and leasehold improvements to our facilities. Capital expenditures totaled approximately $470,000 in fiscal year 1998, approximately $474,000 in fiscal year 1999, approximately $1.1 million in fiscal year 2000 and approximately $838,000 in the three months ended June 30, 2000.

  Net cash from financing activities was approximately $5.7 million in fiscal year 1998, approximately $10.1 million in fiscal year 1999, approximately $17.1 million in fiscal year 2000 and approximately $42.5 million in the three months ended June 30, 2000. For fiscal year 1998, proceeds from financing activities were primarily from the private sale of preferred stock of approximately $5.4 million and approximately $457,000 in net borrowings under our line of credit. For fiscal year 1999, proceeds from financing activities were primarily from the private sale of preferred stock of approximately $9.9 million and approximately $167,000 in net borrowings under our line of credit. For fiscal year 2000, proceeds from financing activities were primarily from the private sale of preferred stock of approximately $16.9 million. For the three months ended June 30, 2000, proceeds from financing activities were primarily from the private sale of preferred stock of approximately $49.9 million. To date, we have used our line of credit only to fund equipment purchases.

   We currently have two equipment term loans and a loan facility with Imperial Bank under an amended and restated loan agreement dated September 8, 1998. As of June 30, 2000, we have outstanding equipment term loans of $240,000 and $402,000 due October 5, 2001 and September 7, 2002, respectively.

  Our loan facility with Imperial Bank is a revolving line of credit in an amount up to $1.5 million based on eligible receivables to be used for general corporate purposes. Under our amended and restated loan agreement and related security agreements, each dated September 8, 1998, we granted Imperial Bank a blanket security interest in all of our property, including intellectual property rights and our interest in license agreements. Borrowings under the arrangements accrue interest at Imperial Bank's prime rate plus 1.0% and 0.75% for the equipment term loans and 0.5% for the line of credit. The borrowings under the amended and restated loan agreement are contingent upon our satisfying specific loan covenants, including financial covenants related to minimum quick ratio, minimum liquidity coverage ratio, minimum tangible net worth and maximum loss. As of March 31, 2000, we were in violation of the maximum loss covenant for which we received a waiver from Imperial Bank in April 2000. The amended and restated loan agreement prohibits us from paying cash dividends. This loan facility expires in May 2001.

  We expect to experience significant growth in our operating expenses in the future, particularly in sales and marketing and research and development, in order to execute our business plan. As a result, we anticipate that these operating expenses, as well as planned capital expenditures, will constitute a material use of cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds of this offering, existing cash balances and funds generated from operations, if any, will be sufficient to meet our operational and capital expenditure requirements for at least the next 18 months. We may find it necessary to obtain additional equity or debt financing at a time when we are not profitable. In the event additional financing is required, we may not be able to raise it on acceptable terms, if at all.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires certain accounting and reporting standards for derivative financial instruments and hedging activities and is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 will be effective for us on April 1, 2001. Because we do not currently hold any derivative instruments and do not engage in hedging activities, management does not believe that the adoption of this statement will have a material impact on our financial position or results of operations.

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition," or SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company has retroactively adopted SAB 101 for all periods presented. The adoption of SAB 101 had no impact on our consolidated financial statements.

  In March 2000, the Emerging Issues Task Force or EITF, reached a consensus on Issue 00-2, "Accounting for the Costs of Developing a Web Site" or EITF 00-2, EITF 00-2 states that for specific web site development costs, the accounting for such costs should be based

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generally on a model consistent with the American Institute of Certified Public
Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", or SOP 98-1. All costs incurred in the planning stage should be expensed as incurred. For the web site application and development stage, all costs relating to software used to operate a web site should be accounted for pursuant to SOP 98-1, unless a plan exists to market the software externally, in which case the costs should be accounted for pursuant to SFAS No. 86. Web site hosting fees should be expensed over the period of benefit and web site graphics should be capitalized in accordance with SOP 98-1. This consensus will be applicable to all web site development costs incurred for the quarter beginning after June 30, 2000, even for costs relating to projects that are in progress as of that date. We are currently evaluating EITF 00-02 and do not expect that the abstract will have a material effect on our financial position or results of operations.

  In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25", or FIN No. 44. FIN No. 44 addresses the application of APB No. 25 to clarify, among other issues, (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan,
(c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent FIN No. 44 covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying the interpretation will recognized on a prospective basis from July 1, 2000. We are currently evaluating FIN No. 44 and do not expect that it will have a material effect on our financial position or results of operations.

Qualitative and Quantitative Disclosures about Market Risks

  We are developing products in the United States and currently market our products in North America, Europe and Taiwan. As a result, our financial results could be affected by factors including changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our product less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. However, due to the short-term nature of our investments, we believe that there is no material risk exposure. Therefore, no quantitative tabular disclosures are required.

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                                    BUSINESS

Overview

  We believe we are a leading provider of B2B software products that allow companies to manage the internal and external sharing of information and the execution of interactions among software applications and business partners over the Internet. We refer to this exchange and management of information and execution of business processes among groups of companies over the Internet as B2B relationship management, or B2BRM. Our platform is based on the eXtensible Markup Language, or XML, which is an industry recognized programming language for exchanging information over the Internet. Our platform allows diverse information systems and businesses to work together more effectively by automating and synchronizing the flow of information and execution of processes, regardless of size, sophistication or existing software applications. Our top five customers by revenue during fiscal year 2000 included The North Face, Inc., Solectron Corporation, Amkor Technology, Inc., Taiwan Semiconductor Manufacturing Corporation and IBM--Storage Division.

Industry Background

  Over the last decade, companies have attempted to gain competitive advantages by investing in information technology with the goal of improving their internal operations and efficiencies. With the emergence of the Internet as a widely available communications infrastructure, companies now have the opportunity to realize new competitive advantages by assembling highly coordinated networks of business partners, including suppliers, customers and distributors working together to rapidly bring goods and services to market. Companies are becoming increasingly dependent on these cooperative relationships with business partners to integrate supply chains, enable e-commerce fulfillment and deploy electronic markets. The exchange of information and the execution of business transactions among companies over the Internet is referred to as B2B e-commerce. Forrester Research, an independent research firm, estimates that B2B transactions will total approximately $406 billion in 2000. The Gartner Group, a provider of business technology research, consumer and market intelligence, estimates that B2B transactions will grow to approximately $7.3 trillion by 2004. These market estimates are based on a number of assumptions, limitations and conditions which may not be realized and the market for B2B translations may not be as large as these estimates.

  B2B e-commerce involves multiple activities among diverse businesses, each with different information technology infrastructures and applications, often spanning multiple geographies and languages. Although the nature of B2B environments may vary significantly depending on the collaborating businesses' relationships with one another, B2B e-commerce can be categorized into three main areas.

  . Supply chain integration. Supply chain integration involves interactions, such as collaborative planning and forecasting, design collaboration, coordinated manufacturing and coordinated distribution management, among partners in a supply chain. Supply chain integration also occurs among business units within large, distributed companies.

  . E-commerce fulfillment. Every company that sells products over the Internet must coordinate with external organizations, such as suppliers and distributors, for various activities such as order fulfillment, catalog information and pricing updates, inventory and shipping information. E-commerce fulfillment represents the integration and coordination of a company's processes and existing software associated with fulfilling online purchases.

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

  . Electronic markets. Electronic markets consist of on-line trading exchanges, auctions and portals. Electronic markets are communities of buyers and sellers that use the Internet as a medium to manage and execute various interactions among community members, such as catalog and pricing information management, order management and shipping coordination. Electronic markets can be focused on the supply chain of a single enterprise, the supply chain of a particular industry or a specific function that is applicable to multiple industry segments.

  Companies engaged in B2B e-commerce operate in an environment characterized by rapid change and increasingly complex business transactions. The business processes that define these transactions often span numerous software applications within groups of Internet-enabled companies and their suppliers and partners, which is sometimes referred to as an extended enterprise. Integrating and managing information among the independent and interdependent organizations contained within an extended enterprise present several challenges.

  . Independent information technology systems. The information systems among diverse businesses within an extended enterprise may be composed of a variety of information technology infrastructures and applications, including enterprise resource planning, or ERP, advanced planning systems, product data management, and web-based Intranet applications. An effective B2B platform should support emerging standards and enable companies to integrate disparate internal applications while offering their business partners the ability to exchange information and conduct transactions regardless of the installed technology infrastructure and without substantial modification to their existing information systems.

  . Diverse business processes. The logical and sequential flow of information within a company and between internal systems to support activities such as procurement, inventory management and distribution, will vary based on a company's industry, size, sophistication, pre-existing approaches and specific business relationships with external partners. An effective B2B platform should enable real-time sharing of information and provide the flexibility necessary to support a wide variety of business processes ranging from simple procurement or catalog management to complex business collaboration arrangements, without requiring the user or its partners to substantially modify their existing processes.

  . Security, reliability and availability. Managing interactions among multiple companies increases the exposure for breaches in security and system outages. Secure and reliable communication pathways must exist before any interaction among systems can take place. An effective B2B platform should provide the security and reliability necessary to build partnerships and other collaborative relationships, and manage these relationships with the high degree of operational availability required.

  . Evolving technology and business processes. B2B e-commerce is characterized by constantly evolving information technology and business processes. An effective B2B platform should provide the necessary flexibility to efficiently accommodate evolving technology and future system modifications enabling companies within an extended enterprise to work together and evolve their relationships, while maintaining control over their information technology environment.

  We believe that current approaches to deliver B2B integration do not provide a complete solution for enabling B2B e-commerce. First-generation efforts at B2B e-commerce involve primarily point-to-point electronic communications between two companies to streamline

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operations or engage in simple activities such as procurement. The B2B tools used to accomplish these interactions, including facsimile and electronic data interchange, or EDI, do not provide the adaptability required to efficiently accommodate different independent information technology systems without substantial modifications. Enterprise application integration products, or EAI, are tools built to integrate applications inside a controlled environment and lack the scalability to extend beyond point-to-point interactions required to support more complex collaborative information sharing arrangements. Business application suites, such as enterprise resource planning, or ERP, and supply chain management systems, built to work within a single organization, are typically unable to extend their business processes to work with other businesses and do not adapt well to a constantly evolving technology environment. Other attempts at developing a system from multiple point tools have proved to be difficult, time-consuming and costly to maintain.

  Business use of the Internet has increased the demands on B2B e-commerce beyond the initial requirements of basic point-to-point data exchange and connectivity. Today's B2B needs have evolved to include dynamic collaboration and communications among interdependent groups of businesses and information sharing within electronic markets to support activities ranging from sourcing to procurement, collaborative design to logistics, inventory and credit to returns management. Managing the flow of information and the execution of business processes among companies, their people and diverse information technology systems over the Internet is what we refer to as B2B relationship management or B2BRM. B2BRM represents a major advancement from simple B2B integration, which delivered largely point-to-point connectivity, to true collaboration among business partners, supporting a more complete set of interactions among companies.

Extricity Solution

  Our platform for B2BRM enables companies to manage the internal and external sharing of information and the execution of interactions among software applications and business partners over the Internet. Our solution assists companies in automating and synchronizing the flow of information and execution of business processes needed to enable organizations to collaborate regardless of size, sophistication or existing software applications. Businesses utilizing our Extricity B2B platform are able to integrate internal systems, share information and work together over the Internet without sacrificing existing business practices or control over their environment. Our product family combines, in a single solution, five elements essential for B2BRM.

  Integration of independent information technology systems. Our B2B platform allows companies to communicate internally among their existing software applications and externally with their business partners regardless of existing technology infrastructure. Our Extricity B2B platform supports emerging technology standards, such as eXtensible Markup Language, or XML, hyperText transfer protocol, or HTTP, and Java, as well as B2B process standards such as RosettaNet. In contrast to past standards that specified how information of a particular type can be exchanged from one organization to another, RosettaNet and other B2B standards specify how conversational exchanges of multiple messages can be coordinated between organizations. These conversational exchanges are referred to as B2B processes. Our B2B products allow companies to extend their investments in enterprise applications by integrating with a broad range of applications and tools, including those offered by Baan, i2 Technology, IBM MQSeries, Oracle, PeopleSoft, SAP and TIBCO. This ability to communicate effectively and integrate with existing information systems allows our customers to optimize their internal efficiencies and external business relationships.

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


  Extension of business processes. Our information technology architecture provides the ability to extend a company's business processes to work with those of its partners. Our Extricity B2B platform may be applied to support simple data exchange and content aggregation as well as sophisticated process execution enabling businesses to support a range of transactions from basic procurement to complex business collaboration arrangements among numerous partners. Our Extricity B2B platform supports full-service B2BRM by providing flexibility and integration capabilities without requiring the user or its business partners to substantially change their internal or external information sharing processes.

  Security, reliability and availability. Our Extricity B2B platform provides the features necessary to implement B2BRM in a secure environment, such as encryption, authorization, non-repudiation, guaranteed message delivery and process recovery. Our software has been designed to provide a high performance, highly available secure pathway capable of supporting the large transaction volumes enabled by the Internet.

  Adaptability to evolving technology and business processes. Our unique architecture enables business partners to easily add or change processes or applications without the need for complex programming or significant interruption. In addition, our Extricity B2B platform enables our customers to extend existing information technology investments in areas such as enterprise and supply chain management applications, to work together more efficiently and to support more complex and potentially valuable collaborative interactions with business partners.

  Market-focused solutions. Our products include market-focused solutions which offer out-of-the-box templates tailored to the specific needs of customers in a variety of industries and markets and provide significant time-to-market benefits by reducing their deployment time and their implementation and maintenance costs. These products also provide us with additional revenue opportunities and further market differentiation from products offered by other companies.

Extricity Strategy

  Our objective is to be the leading platform provider for B2BRM powering the interactions within B2B e-commerce environments. Key elements of our strategy include:

  Leverage and expand relationships. We intend to access new markets and distribution channels by leveraging business relationships that we have formed with leading resellers and system integrators such as Aspen Technology, CSC, IBM, Manugistics, PricewaterhouseCoopers and Unitopia, our distributor located in Taiwan. We believe that these reseller and system integrators provide geographic coverage and domain expertise that should favorably introduce our B2B platform in a variety of markets. We also intend to leverage our relationships with leading consulting firms such as CSC, IBM Global Services and PricewaterhouseCoopers to extend our reach and provide comprehensive solutions to our customers. We believe that these firms' deployment expertise and industry knowledge shortens implementation time and helps us to secure add-on business.

  Proliferate our products through network effect. As our existing customers deploy our software throughout their extended enterprise, including their supply chains and electronic markets, their customers, suppliers and partners will be exposed to our solution and the functionality provided by our products. We license our B2B software to leading companies such as IBM and Taiwan Semiconductor Manufacturing Corporation that are sponsoring the integration of their supply chain of partners and suppliers as well as other businesses that act as intermediaries of new electronic markets. We believe that this exposure, which allows non-customer participants in the supply chain to benefit from our solution first-hand, creates a network effect that may accelerate industry recognition and adoption of our products.

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

  Offer market-focused B2B solutions. We intend to leverage the expertise of system integrators, customers and our knowledge of specific market segments to build market-focused solutions. Market-focused solutions offer out-of-the box solution templates tailored to the specific needs of customers in a variety of industries and markets and provide significant time-to-market benefits by reducing their deployment time and their implementation and maintenance costs. This initiative also provides us with additional revenue opportunities and further market differentiation of products.

  Extend product and technology leadership. We intend to continue to introduce enhancements to our existing products that enable our customers to efficiently deploy effective B2BRM solutions. We also intend to extend our position as a leader in technology by continuing to invest significantly in research and development and by acquiring technologies through strategic acquisitions. We have assembled a team of experienced developers and engineers with expertise in Internet technology, e-commerce, B2B process engineering, and enterprise software and have established a corporate culture designed to promote product innovation with the highest quality standards.

  Offer our customers multiple ways of accessing our technology. In addition to perpetual licenses and renewal term licenses, we intend to provide our customers with the ability to acquire our technology on a services contract basis via an application service provider, or ASP, offering. This offering would be made available to customers through our own ASP offering or through third-party ASPs, who could host our software products. An ASP offering thereby allows existing or potential customers to acquire our technology without having to make substantial additional investments in hardware or support personnel.

  Expand our international presence. We plan to aggressively pursue a global distribution strategy that combines building a direct sales force with leveraging our relationships with domestic and international system integrators, resellers and consulting firms. We currently distribute products through a distributor located in Taiwan and our wholly-owned subsidiaries located in the U.K. and Germany. We plan to expand our international presence by continuing to establish indirect sales channels in Europe and Asia.

Products

  Our products provide a comprehensive platform for B2BRM to support all aspects of rapidly deploying and easily managing an Internet-based business partner environment. Our products integrate diverse internal applications and support the full spectrum of external collaborative requirements among business partners ranging from simple data exchange and content aggregation to the execution of sophisticated B2BRM processes among companies in order to work together more efficiently over the Internet. Our products are suitable for a wide variety of industries and market segments, such as high-tech manufacturing, automotive, healthcare, consumer packaged goods, distribution and financial services. Our Extricity B2B Software Components include the following:

  . Extricity B2B Alliance Manager. Extricity Alliance Manager is our core software server that supports the design and execution of business processes and the flow of information, manages the integration of back-end systems, and coordinates interactions with external organizations and business partners. Our Alliance Manager provides a comprehensive management environment for businesses and their partners by providing real-time visibility and control over the flow of information and the execution of business processes among groups of businesses and their existing information technology systems. We also provide a special packaging of multiple Extricity Alliance Manager products specifically tailored for IBM MQSeries customers.

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  .  Extricity B2B Integration Adapters. Extricity Integration Adapters
     include a series of products that act as a bridge between Extricity Alliance Manager and targeted business applications, including applications offered by Baan, i2 Technologies, Oracle, PeopleSoft and SAP. Our products also include integration adapters for middleware, which enable companies to extend investments in existing internal middleware products, such as IBM MQSeries and TIBCO Software to work in a B2B environment.

  . Extricity B2B Partner Channels. Extricity Partner Channels coordinate interactions with external organizations, trading partners or electronic markets regardless of business size, sophistication or existing applications. The Extricity Partner Channels enable customers to build their B2B solutions as their needs grow by supporting a broad range of collaborative interactions including file transfer, eXtensible Markup Language, or XML, data exchange, electronic data interchange, web browser interactions and RosettaNet through shared process execution.

  . Extricity B2B Process Paks. Extricity Process Paks include a series of software products that can be used out of the box or as a template to meet an organization's specific needs. Our Process Paks are focused on ensuring rapid deployment and easy management of a B2B environment and can be customized to integrate with a variety of industries, markets and processes, such as semiconductor, consumer packaged goods, logistics, eRetailers, electronic markets and RosettaNet.

  . Extricity B2B Partner Kit. Extricity Partner Kits consist of a restricted access version of the Extricity Alliance Manager that allows business partners to engage in the full capabilities of B2BRM with hosting or sponsoring business organizations.

  Our Extricity B2B Software Components may also be combined to form customized software solutions tailored to a specific industry, market or process including high-tech manufacturing, consumer packaged goods, logistics, electronic markets, eRetailers and RosettaNet. These customized software solutions can be supplemented by our pre-packaged Process Paks to address the specific functionality and integration requirements of a specific business.

Product Graphic:

The far upper left hand side of the graphic reads in bold:
EXTRICITY B2B

The far lower left hand side of the graphic reads:
Internal

The upper center title of the graphic reads:
Extricity Alliance Manager

The lower center title of the graphic reads:
United Management Environment

On the far-left hand side of the graphic there are three vertical computer servers. The top computer server is connected to the bottom computer server by a line. To the left of the 3 vertical computer servers reads vertically:

Internal
Business
Applications
And Tools

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Each of the three computer servers is connected by a line to three small rectangle boxes titled Adapters. The three adapters are connected to a large square. In the middle of the large square, there is a circle which is labeled:
Process Manager. Within the square, there are thin lines, which flow from the adapters to the Process Manager. Within the square, there are thin lines, which flow from the Process Manager towards the Channels. In the top of the square, there are four overlapping squares labeled: Process Paks. On the right hand side of the square, four vertical rectangle boxes are attached and labeled:
Channels. Each vertical rectangular box is connected by a thin line to four vertical pictures located on the right side of the graphic. Above the four vertical pictures reads: External Business Partners. The top vertical picture is a unisex stick figure representing a customer standing in front of a computer screen. Below the customer is a picture of a building, which represents a warehouse. Below the building is a picture of a large truck, which represents distribution. Below the truck is a picture of a building, which represents a supplier. Below the supplier is a picture of a circle with people and buildings around the perimeter, which represents a net market.

Service and Support

  Our Client Services organization provides a complete set of services focused on ensuring the success of our customers and partners. The organization is comprised of three distinct groups consisting of consulting, training and support.

  Consulting. Our consulting organization assists customers with all aspects of implementing the Extricity B2B products. From solution architecture to program and project management to implementation services, our consulting team provides the skills and experience required to ensure the success of our customers' Extricity B2B product implementation projects. In addition to our personnel located in the United States and Europe, our consulting team works with a number of system integrator partners to provide the geographic coverage and resources for the global marketplace in which our customers operate. Finally, as a means of leveraging our internal knowledge to partners and customers and ensuring consistent, high quality Extricity B2B product deployments, we have invested and will continue to invest in the area of practice development. Such efforts include continual refinement of our consulting methodology and implementation guidelines.

  Training. Our training organization provides a comprehensive training program for our customers and partners as well as for our employees. Our curriculum includes product-focused training and implementation training courses.

  Support. Our support organization is founded on the premises that our customers and resellers are using our products in mission-critical applications and that our ability to provide high quality maintenance and support services is one of the factors that distinguishes us from our competition. We provide support to customers and resellers on a round-the-clock basis.

Technology

  The Extricity B2B platform provides a broad spectrum of capabilities to support information coordination among separate organizations. These capabilities range from the ability to support simple data exchange between two partners to complex collaboration processes among many partners. Collaboration can include conversational interactions between organizations that involve multi-step interdependent communications, exception handling and other feedback mechanisms. In addition, the flexibility provided by the Extricity B2B platform enables our customers to extend the platform to support B2B application areas such as procurement, collaborative design and planning, logistics management, catalog information management and returns management. Our Extricity B2B platform supports a

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process-based flow of mission-critical information that enables organizations to collaborate with each other and achieve operational efficiencies. In addition, our platform allows companies to change their internal processes or information technology environments regardless of size, sophistication or existing software applications.

  Extricity B2B software is written in the Java programming language and makes extensive use of the eXtensible Markup Language, or XML. The use of Java provides several advantages including enhanced operating system and hardware platform portability and access to a growing list of Java language features. The eXtensible Markup Language is used as a base representation language for data and process definitions managed within Extricity B2B software products.

  Extricity B2B product architecture consists of four major elements:

  . Process Engine. The process engine is the heart of the Extricity B2B platform and controls the execution of processes running in a server. Our process engine distinguishes between external communications, or public processes, and internal communications, or private processes. Public processes govern interactions between organizations and can involve any number of partners. Public processes can represent custom processes created by users of our software or imported standards-based processes such as RosettaNet partner interface processes. Private processes govern interactions within organizations that use the Extricity B2B platform and serve as the means by which our software implementation executes its associated steps in a public process. Private processes specify various types of dependent actions such as calls to application systems via Adapters, data transformation actions, email notifications, sub-process calls, script block executions and user approval steps.

  . Integration Adapters. Adapters act as the bridge between Extricity B2B processes and targeted business applications. Each adapter exposes a specific set of application functionality. An Adapter Manager manages and provides services to a set of Adapters and serves as the internal communications interface to the process engine. Key functions performed by the Adapter Manager include management of Adapter install/uninstall/start/stop as well checkpoint, logging and queuing services for Adapters.

  . Channels. Channels are the mechanism by which the Extricity B2B platform manages multiple external communication requirements such as electronic data interchange, RosettaNet and other combinations of standards-based and ad hoc agreements. Channels isolate communication details such as network protocol support, security arrangements, and data format conversion from the other components of the system. A Channel Manager manages and provides execution services to installed channels.

  . Management Framework. The Extricity B2B product family is built on a common management framework that simplifies control of system components, information and behaviors. Key functions supported by the framework include channel management, adapter management, partner management, process definition and business object definition management and user management.

  The Extricity B2B products contain a variety of features to maximize reliability, including assured message delivery, mutually assured process completion, communications service failover, such as Internet connection to telephone dial-up, process check-point and failure recovery capabilities, support for high availability hardware/software configurations, and comprehensive logging and audit capabilities. The Extricity B2B platform provides comprehensive security management capabilities to address a broad range of security issues

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including external communications security, systems security, user access control and application security management. External communications support includes X.509 certificate, secure socket layer, or SSL, and S/MIME. Specific support is provided for non-repudiation of origin and delivery of individual messages. The Extricity B2B Alliance Manager can be configured to operate in a variety of firewall environments and to use a variety of cryptographic algorithms.

Technology Graphic:

The graphic is rectangular in shape. The far-left hand side of the graphic reads vertically:
Integration Adapters

On the far-left hand side of the graphic are 9 vertical thin rectangles. These rectangles read top to bottom:
SAP Adapter
Baan Adapter
Oracle Adapter
PeopleSoft Adapter
i2Adapter
Tibco Adapter
IBM MQSeries
Custom Developed
More...

These 9 thin rectangles are connected to a large square. The far-left hand side of the square reads vertically: Adapter Manager. Inside the large square are two boxes. The top box reads: B2B Process Paks. Underneath the B2B Process Pak title reads: RosettaNet, eRetailers, Net Markets, Semi Conductor, Logistics Services, Consumer Packaged Goods. The bottom box reads: Process Manager. The far right hand side of the square reads vertically: Channel Manager. The far right hand side of the graphic contains 7 vertical thin rectangles which read from top to bottom:
Extricity Partner Channel
WebAgent Channel
Web App Channel
EDI Channel
RosettaNet Channel
Custom Developed Channel
More...
These 7 vertical thin lines are connected to the large square.

Customers

  We provide our products and services to customers worldwide. Customers utilize our software either as a direct licensee or as a sublicensee, or as a customer, supplier or vendor along the extended enterprise of one of our direct licensees. In fiscal year 2000, The North Face, Inc. accounted for approximately 14.5% of our total revenues and was the only customer which represented more than 10% of our total revenues. In fiscal year 1999, Ingram Micro, Inc., The North Face, Inc., Solectron Corporation and Taiwan Semiconductor Manufacturing Corporation each represented more than 10% of our total revenues. In fiscal year 1998, Adaptec, Inc. and Taiwan Semiconductor Manufacturing Corporation each represented more than 10% of our total revenues.

  The following is a list of current direct licensees of our products from whom we have received consent to name them in this prospectus.

   Supply Chain
   Adaptec, Inc.            IBM
   Advanced Micro Devices   Jabil Circuit Inc.
   Amkor Technology, Inc.   Motorola SPS
   Arrow Electronics, Inc.  NABS, Inc.
   Aspen Technology, Inc.   Solectron Corporation
   Bourns, Inc.             Stratus Computer, Inc.
                            Taiwan Semiconductor Manufacturing Corporation
   eBusiness
   Mary Kay, Inc.
   Softlab Limited, a BMW
    Corporation

   Trading Exchanges/Electronic Markets
   Aerospan.com             MetaPack Limited
   Edaflow Corporation      Need2Buy.com, Inc.
   GOTSchool, Inc.          RightFreight.com, Inc.
   MarketFusion, Inc.

  As of June 30, 2000, we have 49 licensees of our software, of which 14 are sublicensees. As of June 30, 2000, we have recognized license fees from 34 licensees.

Customer Case Studies

  Enabling Supply Chain Integration--Solectron Corporation

  Solectron is the world's largest technology contract manufacturing company and two time winner of the Malcolm Baldridge award for its quality standards. As a contract manufacturer, Solectron must tightly integrate its internal operations internally with those of its customers. In November 1998, Solectron selected the Extricity B2B products as its business-to-business integration platform. As of March 31, 2000, Solectron has deployed Extricity B2B products internally to manage the integration between its enterprise resource planning, manufacturing execution, and warehouse management systems and externally with several of its key customers to automate the complex processes required to support an outsourced manufacturing model. Such processes include managing sales orders and acknowledgements, bills of materials, entitlement data, item master requests, work-in-progress status, inventory availability, and shipment notifications between Solectron and its customers. For some external interactions, Solectron has utilized the Extricity Partner Channel for RosettaNet to communicate with several of its partners. By utilizing the Extricity B2B products to automate these intercompany interactions over the Internet, Solectron has removed the inefficiencies inherent historically when integrating companies and enabled its customers to focus on their own core competencies while leveraging Solectron's manufacturing competency. As a result, Solectron and its customers have established new business models and created competitive advantages.

  Enabling Electronic Markets--RightFreight.com

  RightFreight.com, a leading provider of logistics management solutions, operates two global airfreight service exchanges. These exchanges enable air carriers to provide capacity information and accept reservation bids from freight forwarders and allow shippers to request transportation service quotes from freight forwarders. As is typical of electronic market makers, these exchanges must be able to efficiently and automatically handle the dynamic interactions between RightFreight and its exchange members. RightFreight plans to implement Extricity B2B for its electronic markets as a B2B platform to integrate the backend auction, web and logistics management applications of the exchanges, manage the processes with participants in the exchanges and communicate through various modes of interaction, from simple data exchange to sophisticated business processes that integrate RightFreight's systems with those of its partners. In addition to integrating with participants in its own exchanges, RightFreight plans to use the Extricity B2B electronic markets platform to integrate with the leading ground-based freight exchange, thus providing a multi-modal transportation and logistics service solution. Utilizing the Extricity B2B platform, RightFreight expects to provide an efficient, end-to-end logistics management solution that reduces transportation search costs, accelerates logistics decision-making and improves communication among all parties in a supply chain.

  Enabling E-Commerce Fulfillment--Mary Kay, Inc.

  Mary Kay is a leading provider of facial skin care and color cosmetics in the United States. As part of its strategic e-business initiative, Mary Kay has selected Extricity as its B2B platform to integrate with its supply chain partners. The initial deployment of Extricity B2B products will be focused on integrating Mary Kay's internal inventory and order management applications with those of its third-party fulfillment centers. Through automated processes tied directly into back-end systems at Mary Kay and its partners, Mary Kay will be able to provide new product information to track inventory levels at, share order information with, and coordinate shipments with its distribution partners. As a result, Mary Kay will be able to fulfill more efficiently the orders from its approximately 500,000 independent Mary Kay Beauty Consultants and from its MyMK.com e-commerce website. In addition to integrating with its distribution partners, Mary Kay's long term vision is to extend its Extricity infrastructure to integrate with its suppliers and its third-party logistics providers such that they can further reduce inventory levels throughout the supply chain while fulfilling orders with shorter lead times.

Business Relationships

  To enhance the productivity of our sales and service organizations, we have established business relationships with resellers and system integrators.

  License Agreement with IBM.

  In August 2000, we entered into an OEM license agreement with IBM under which IBM will include Extricity software in its B2B software platform, WebSphere Business-to-Business Integrator. Our software is expected to provide the IBM WebSphere platform with a collaborative, web-based, business-process-oriented B2B application solution. Under the terms of the agreement, we granted IBM a non-exclusive, non-transferable, world-wide license to distribute certain Extricity software products as IBM branded products through IBM's direct and indirect sales channels. We maintain the ability to distribute additional Extricity branded software products to current and future WebSphere customers. This agreement is in addition to our existing relationships with IBM as a reseller and customer of our software products.

  The initial term of the agreement is for 37 months after IBM's acceptance of specified initial deliverables from us and will be automatically extended for subsequent one-year terms unless either party gives notice of termination at least 90 days prior to the end of the initial term or any subsequent one-year term. IBM will pay royalty fees to us based on revenues generated from the sale of IBM products that incorporate licensed Extricity software. Although the royalties we receive will be based on future IBM revenues and are not capped, IBM will make quarterly, non-refundable royalty pre-payments totaling $24.0 million over the initial term of the agreement. The source code and related documentation for the licensed software will be maintained in escrow and will be released to IBM only if:

    (1) IBM terminates the license agreement for cause,

    (2) we cease to exist and there is no surviving entity which continues substantially all of Extricity's business related to the licensed software or

    (3) there is a change in control affecting us and IBM is permitted to terminate the license agreement on the basis of the change in control.

Upon the release of the escrowed materials for termination of the agreement by IBM for cause or if we cease to exist, IBM will be granted a non-exclusive, non-transferable, world-wide, perpetual, irrevocable, royalty-free license to use, distribute and sublicense the escrowed materials and derivative works based on the derivative works. Upon the release of the escrowed materials after a change in control affecting us, IBM will be granted a non-exclusive, non-transferable, world-wide license for 24 months to use the escrowed materials to continue to use, distribute and sublicense the licensed software in IBM products and to provide support to IBM's customers, provided that IBM continues to pay the applicable royalty amounts. If we receive an offer which if accepted would result in a change in control, we must give IBM notice of our intention to proceed with that transaction. Within 48 hours of receipt of the notice, IBM may submit a proposal of its own to us. If we reject IBM's proposal within 48 hours after receiving it, we have 5 days to determine if the change in control is grounds for termination of the agreement and release of the escrowed materials.

  Resellers. In addition to our direct sales force, we also distribute our products through various reseller organizations that enable us to leverage our sales resources and provide solutions targeted to specific markets. Other resellers provide sales support coverage in specific geographical areas. We intend to leverage industry expertise of these organizations to deliver solutions that accelerate our penetration into key markets. Aspen Technologies, Inc. is the leading provider of software for process design and plant control, management and optimization, business integration and supply chain solutions to end-user customers in various process industries worldwide. We have a reseller relationship with Manugistics, a leading provider of solutions for customer-centric supply chain optimization. IBM is a reseller of the entire Extricity B2B product family through its direct and indirect sales channels. While cross-industry in scope, IBM's initial efforts will focus on high-tech, automotive, aerospace, finance and electronic market segments. In addition, CSC, while a system integration firm, has the ability to resell our Extricity B2B products as a part of their net market offerings. Unitopia Corporation is a distributor for our products in Taiwan, mainland China, Singapore, Hong Kong, the Philippines, Japan, Korea and Malaysia and provides sales, implementation and support services.

  System Integrators and Consulting Firms. We have established strategic relationships with a number of major system integrators and consulting firms including CSC, IBM Global Services and PricewaterhouseCoopers. Many of these system integrators and consulting firms have deep relationships across a broad range of enterprise customers and our relationships with these system integrators often enable us to reach key decision makers within these enterprises more quickly. The significant financial and technical resources of many of our system integrators can help us deliver large, mission-critical engagements. Working with system integrators and consulting firms enables us to leverage our service organization and shorten solution implementation time. In addition, by leveraging the domain expertise of our system integrators and consulting firms, we can more effectively and rapidly build custom templates which codify business process solutions for vertical markets.

Sales and Marketing

  We license our products and sell services through both direct and reseller sales channels, including the selling assistance and support efforts of system integrators. As of September 1, 2000, our sales force consisted of 84 sales professionals and technical sales engineers located in our headquarters in Redwood Shores, California and in regional sales locations in the greater metropolitan areas of Atlanta, Boston, Chicago, Cincinnati, Dallas, Los Angeles, New York, Washington, D.C., Toronto, Canada, London, England and Cologne, Germany. We plan to significantly expand the size of both our direct and reseller sales organizations and to establish additional sales offices domestically and internationally.

  We have expanded the sales and licensing of our products through original equipment manufacturers, or OEMs, resellers and systems integrators, including those described above. These organizations provide solutions targeted to specific market segments or geographical areas. We believe that working with these organizations will provide us with increased sales force leverage as well as the ability to sell into vertical markets and geographical areas that we would otherwise be unable to penetrate.

  Our marketing efforts are focused on developing greater awareness among target customers for the Extricity B2B products and the benefits we offer our customers. We market our products and services through targeted events including tradeshows, conferences and seminars. We also regularly promote our products through a variety of public relations activities and industry analyst briefings, and our executives are frequent speakers at industry conferences and forums. We have developed a wide range of collateral materials and sales and promotional tools, including product brochures, data sheets, technical and business white papers, case studies and press releases.

Research and Development

  We believe that our future success will depend in large part upon our ability to enhance our Extricity B2B suite of products, develop new products and capitalize on our technological leadership in the provision of B2B solutions. Since early 1996, we have devoted a significant portion of our resources to product engineering. We plan to continue to invest substantial resources in research and development activities in support of both product maintenance and expansion.

  Our research and development expenses were approximately $4.3 million for fiscal year 1999 and approximately $7.2 million for fiscal year 2000 and we expect to continue to invest significantly in research and development in the future. We have actively recruited experienced technical leadership in the areas of object oriented analysis and design, Java, eXtensible Markup Language, or XML, Internet and network security programming, application integration and test automation.

  The market for our products and services is characterized by rapid technological change, frequent new product introductions and enhancements, evolving industry standards, and rapidly changing customer requirements. The introduction of products incorporating new technologies and the emergence of new industry standards could render existing products obsolete and unmarketable. Our future success will depend in part on our ability to anticipate changes, enhance our current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers.

Competition

  The market for our products is competitive, evolving and subject to rapid technological change. We expect competition to increase in the future which may result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Today, our primary competition includes vendors providing their own B2B solutions and companies attempting to build B2B e-commerce solutions through internal information technology development. We believe that we do not currently face any single direct competitor. There are, however, many vendors in related markets that address particular aspects of the features and functions that we provide. Today, we face competition from:

  . internal enterprise application integration software vendors, including Active Software, Software Technologies Inc., STC TIBCO Software and Vitria;

  . proprietary electronic data exchange vendors, such as GE Information Systems Harbinger, Sterling Commerce, Netfish and webMethods; and

  .  supply chain vendors, such as i2 Technologies.

  In the future, it is possible that we could face competition from vendors in complementary markets, including enterprise resource planning vendors such as SAP, Oracle, PeopleSoft, Baan, IBM, Microsoft, OnDisplay, Viacore and other vendors such as Ariba and Commerce One, and other large enterprise software companies such as Siebel Systems.

  We believe that the principal competitive factors in our market include: the breadth and depth of solutions; product quality and performance; the ability of products to operate between multiple businesses with multiple software applications; ability to easily implement and manage solutions; customer service; relationships with system integrators; establishment of a significant base of reference customers in production with measurable benefits; strength and differentiation of core technology and product price.

  Although we believe that our solutions compete favorably with respect to these factors, our market is relatively new and is evolving rapidly. In the past, we have lost potential customers to competitors for various reasons, including lower prices for less complex implementations and lack of availability on specific Unix platforms. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources.

Proprietary Rights

  Our success and ability to compete are substantially dependent on our internally developed technology and software applications. We have filed one patent application in the United States and in 12 foreign countries with respect to several aspects of our architecture for B2BRM. While we rely on patent, trademark, service mark, copyright and trade secret laws and restrictions in the United States and other jurisdictions, together with contractual restrictions, to protect our proprietary rights, such patent, trademark, copyright and trade secret protection may not be available in every country in which we distribute our products.

  We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with our customers, suppliers and strategic partners in order to limit access to and distribution and disclosure of our proprietary information. However, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. Policing unauthorized use is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign jurisdictions, where the laws may provide less protection of proprietary rights than do the laws of the United States.

  Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may increasingly be subject to third-party infringement claims as the number of competitors supplying advanced e-commerce applications and solutions grows, and the functionality in other industry segments overlaps. Some of our competitors may have filed or intend to file patent applications covering aspects of their technology that they claim our technology infringes. We cannot be certain that any of our competitors will not make a claim of infringement against us with respect to our products and technology. Any such claims could result in litigation subjecting us to significant liability for damages, or in invalidation of our proprietary rights. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, or require us to enter into royalty or licensing agreements.

Employees

  As of September 1, 2000, we employed approximately 264 full time employees, of which 107 were engaged in sales and marketing, 81 were engaged in research and development, 60 were engaged in client services, and 16 were engaged in general and administrative functions. None of our employees are represented by a labor union and we have never had a work stoppage. We believe our relations with our employees are good.

Properties

  In October 2000, we will move our principal and executive offices to 1 Davis Drive, Belmont, California 94002 where we will sub-lease approximately 70,000 square feet under an office lease expiring 2006. Our principal and executive offices are currently located at 555 Twin Dolphin Drive, Redwood Shores, California 94065, where we lease approximately 25,000 square feet under office leases expiring in October 2000. In addition, we have leased space in executive suites in Boston, Chicago, Cincinnati, Dallas, New York, Washington D.C., Toronto, Canada, London, England and Cologne, Germany, and in Atlanta, we have sub-leased approximately 5,300 square feet under an office lease expiring in 2005.

Legal Proceedings

  We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

  The names, ages and positions of our directors and executive officers as of June 30, 2000 are as follows:

 Name                    Age Position
 ----                    --- --------
 Barry M. Ariko.........  54 Chairman of the Board, Chief Executive Officer and
                             President
 Stephen J. Albertolle..  44 Vice President of Finance and Administration,
                             Chief Financial Officer and Secretary
 David Cope.............  39 Vice President of Marketing
 Laura Ferrell..........  38 Vice President of Engineering
 Richard Fitchen........  36 Vice President of Client Services
 James Lochry...........  46 Vice President of Worldwide Sales
 Gregory Olsen..........  38 Vice President and Chief Technology Officer
 Nicole Ward Eagan......  35 Vice President of Business Development
 Tania Amochaev.........  51 Director
 Bruce Bourbon..........  58 Director
 B.J. Cassin............  66 Director
 Neal Dempsey...........  59 Director
 Kenneth Ross...........  57 Director

Executive Officers and Board Members

  Barry M. Ariko has served as our President and Chief Executive Officer since February 2000 and as Chairman of the Board since March 2000. From March 1999 to January 2000, Mr. Ariko was a Senior Vice President at America Online, Inc., where he had responsibility for the Netscape Enterprise Group. Prior to the acquisition of Netscape Communications Corp. by AOL in March 1999, Mr. Ariko served as Executive Vice-President and Chief Operating Officer of Netscape Communications Corp. From 1994 to August 1998, Mr. Ariko served as Executive Vice President and as a member of the Executive Management Committee at Oracle Corp. Mr. Ariko currently serves as a director of Autonomy Corporation PLC and on the boards of directors of a number of private companies. Mr. Ariko holds a B.S. in Management from Golden Gate University and completed the Executive Management Program at Northwestern University's Kellogg School of Business.

  Stephen J. Albertolle has served as our Vice President of Finance and Administration and Chief Financial Officer since March 1999 and as our Secretary since February 2000. From February 1995 to March 1999, Mr. Albertolle was employed at PeopleSoft, Inc. where he served as Vice President and Corporate Controller from February 1995 to November 1997 and Vice President of Business Operations from November 1997 to March 1999. From December 1993 until February 1995, Mr. Albertolle served as Vice President and Corporate Controller at OpenVision Technologies, Inc. Mr. Albertolle holds a B.S. from the University of California, Berkeley.

  David Cope has served as our Vice President of Marketing since May 1998. From March 1997 to January 1998, Mr. Cope served as Vice President of Marketing at Marimba, Inc. From January 1996 to April 1997, Mr. Cope served as Vice President of Marketing and Operations and General Manager of DataBlade Business Development at Illustra/Informix. From July 1981 to January 1996, Mr. Cope served as Worldwide Executive for IBM's Electronics Industry Sales and Marketing Organization. Mr. Cope holds a B.A. from San Jose State University and attended Harvard Business School's Advanced Management Program.

  Laura Ferrell has served as our Vice President of Engineering since October 1996. From November 1992 to September 1996, Ms. Ferrell served as Senior Consultant to Sun Microsystems working on their global deployment of Oracle Applications. From January 1989 to May 1992, Ms. Ferrell was a Director in the Applications Division at Oracle Corporation. Ms. Ferrell holds a B.A. in Sociology from Stanford University.

  Richard Fitchen has served as our Vice President of Client Services since January 1997. From May 1993 to January 1997, Mr. Fitchen served as Director of Consulting at CAP Gemini, where he led large-scale ERP implementations and developed the company's ERP implementation methodology. Mr. Fitchen holds a B.S. in Engineering from University of California, Berkeley, and an M.B.A. from the University of Michigan.

  James Lochry has served as our Vice President of Sales since February 1999. From August 1996 to February 1999, Mr. Lochry served as the Vice President of Worldwide Sales for Versant Corporation. From June 1995 to August 1996, Mr. Lochry served as Vice President of North American Sales at n-Cube Corporation. Mr. Lochry holds a B.A. from Southern Methodist University and an M.B.A. from the University of Detroit.

  Gregory Olsen, a co-founder of Extricity, has served as our Vice President and Chief Technology Officer since June 1996. From June 1995 to June 1996, Dr. Olsen served as Technical Manager at the Internet Commerce Division of Verifone, formerly EIT. Dr. Olsen holds a Ph.D. in Mechanical Engineering and a M.S. in Computer Science from Stanford University, as well as a M.S. and B.S. in Mechanical Engineering from the University of California, Santa Barbara.

  Nicole Ward Eagan has served as our Vice President of Business Development since May 2000. From May 1996 to May 2000, Ms. Eagan was employed at E-Stamp Corporation where she most recently served as Senior Vice President of Business Development and Strategy. From July 1993 to May 1996, Ms. Eagan was employed at Oracle Corporation where she most recently served as Director of Strategic Marketing. Ms. Eagan holds a B.S. in Marketing from Montclair University.

  Tania Amochaev has served on our Board of Directors since September 2000. Ms. Amochaev has been retired from full time executive management since 1997. She currently serves on the boards of directors of QRS Corporation, Symantec Corporation and Walker Interactive, as well as on the boards of directors of several private companies. From 1992 to 1997, Ms. Amochaev served as President of QRS Corporation and as its Chief Executive Officer from 1993 to 1997. Ms. Amochaev holds a B.A. in Mathematics from University of California, Berkeley, and a M.S. in Management from the Stanford Graduate School of Business.

  Bruce Bourbon has served on our Board of Directors since April 1996. Mr. Bourbon has been a general partner at Telos Venture Partners, L.P. since December 1995. He currently serves on the board of directors of Preview Systems, Inc., as well as on the boards of directors of several private companies. Mr. Bourbon holds a B.S.E.E. from California State Polytechnic University and a M.S.E.E. from the University of California, Los Angeles.

  B.J. Cassin has served on our Board of Directors since April 1996. Mr. Cassin has been a private venture capitalist since 1979. Mr. Cassin currently serves on the boards of directors of Cerus Corporation and Symphonix Devices, Inc., as well as on the boards of directors of several private companies. Mr. Cassin holds an A.B. in Economics from Holy Cross University.

  Neal Dempsey has served on our Board of Directors since May 1996. Mr. Dempsey is currently a General Partner of Bay Partners, a venture capital firm, which he joined in 1989.

Prior to joining Bay Partners, Mr. Dempsey acted in various management positions, including Chief Executive Officer of Qubix Graphics Systems, Chief Executive of Envision Technology, and senior management positions with Zentec and Harris Corporation. Mr. Dempsey currently serves on the board of directors of Brocade Communications Systems, Inc. as well as on the boards of directors of several private companies. Mr. Dempsey holds a B.A. in Business from the University of Washington.

  Kenneth Ross, a co-founder of Extricity, has served on our Board of Directors since April 1996. Mr. Ross is currently a partner of RRE Ventures, a venture capital firm, which he joined in July 2000. Mr. Ross served as our President and Chief Executive Officer from April 1996 to February 2000 and as Chairman of the Board from February 2000 to March 2000. From 1991 to 1995, Mr. Ross served as President and Chief Executive Officer of Pillar Software, an enterprise budgeting software company. From May 1995 to April 1996, Mr. Ross was an independent consultant. Mr. Ross currently serves on the boards of directors of a number of private companies. Mr. Ross holds a B.S. in Industrial Management from the Massachusetts Institute of Technology and a M.B.A. from Stanford University.

Composition of the Board of Directors

  Upon completion of this offering, the terms of office of the members of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001; Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I directors are Messrs. Ross and Cassin, the Class II directors are Messrs. Dempsey and Bourbon, and the Class III directors are Mr. Ariko and Ms. Amochaev. At each annual meeting of directors after the initial classification, the successors to directors whose term will then expire will be elected to serve a term from the time of election and qualification until the third annual meeting following their election. Our non-employee directors devote the time to our affairs that is necessary to perform their duties. There are no family relationships among any of our directors, officers or key employees.

Compensation of Directors

  Our directors do not receive compensation for their services as directors or members of committees of the board of directors.

Board Committees

  We have established an audit committee and a compensation committee.

  The audit committee consists of B.J. Cassin, Neal Dempsey and Bruce Bourbon. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and the scope of audit and other services provided by our independent auditors and reviews and evaluates our internal controls.

  The compensation committee consists of B.J. Cassin, Neal Dempsey and Bruce Bourbon. The compensation committee reviews and makes recommendations regarding our stock plans and makes decisions concerning the compensation and benefits for our executive officers.

Compensation Committee Interlocks and Insider Participation

  None of the members of the compensation committee has at any time since our formation been one of our officers or employees. No executive officer currently serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or the compensation committee. Before the creation of our compensation committee, all compensation decisions were made by our full board of directors.

Employment Contracts, Termination of Employment and Change of Control
Arrangements

  Employment Contracts. None of the executive officers has an employment agreement with us. These officers may resign or we may terminate their employment at any time.

  Change in Control Arrangements. We have entered into employment arrangements with our senior management executives which provide for the immediate vesting of 50% of all unvested shares or options in the event of either:

  . a merger or acquisition resulting in our shareholders owning less than a majority of the surviving corporation, or

  .  the sale of all or substantially of our assets.

  In February 2000, we extended an employment offer to Barry M. Ariko, our chairman, chief executive officer and president, which provides for immediate vesting of 50% of all of his unvested shares or options owned immediately prior to the consummation of a merger or acquisition resulting in a change in control or the sale of all or substantially all of Extricity's assets. This offer letter also provides that, in the event of a change in control and termination of Mr. Ariko's employment, other than for cause or as a result of constructive termination, 100% of Mr. Ariko's unvested shares or options will immediately vest. In addition, the offer letter provided Mr. Ariko with anti-dilution protection such that he would receive additional options to enable him to achieve a 7% equity interest in Extricity, on a fully diluted basis, following an equity financing prior to our initial public offering. Following the closing of the sale of Series F preferred stock, we granted Mr. Ariko an option to purchase 789,736 shares of common stock at an exercise price of $5.48 per share. In April 2000, Mr. Ariko's offer letter was amended to terminate his anti-dilution protection following the issuance of additional options pursuant to the Series F preferred stock financing.

  In May 1998, we entered into an arrangement with David Cope, our vice president of marketing, which provides for immediate vesting of 50% of all of his unvested shares or options owned immediately prior to the consummation of a merger or acquisition resulting in a change in control or a sale of all or substantially all of Extricity's assets. In addition, in the event of a change in control Mr. Cope will receive an additional year of vesting in any unvested shares or options if his employment is terminated or if he voluntarily terminates his employment because his position has suffered a significant decrease in either responsibility, salary or reporting position.

Executive Officers

  Our executive officers are appointed by our Board of Directors and serve until their successors are elected or appointed.

Executive Compensation

  The following table sets forth information concerning the compensation paid during the fiscal year ended March 31, 2000, to all individuals serving as our president and chief executive officer, and each of our four other most highly compensated officers whose total annual salary and bonus exceeded $100,000 for the period.

                           Summary Compensation Table

                                                                   Long-Term
                                                                  Compensation
                                           Annual Compensation       Awards
                                         ------------------------ ------------
                                                                   Number of
                                                                   Securities
                                                   Other Annual    Underlying
Name and Principal Position               Salary  Compensation(1)   Options
---------------------------              -------- --------------- ------------
Barry M. Ariko.......................... $ 34,103     $   --       1,922,932
 Chairman of the Board, Chief Executive
  Officer and President (began February
  2000)
Kenneth Ross............................  180,000      40,000            --
 President and Chief Executive Officer
  (ended February 2000)
James Lochry............................  177,019      41,827         50,000
 Vice President of Worldwide Sales
David Cope..............................  175,000      36,384         40,000
 Vice President of Marketing
Laura Ferrell...........................  161,314      39,510         50,000
 Vice President of Engineering
Richard Fitchen.........................  148,050      26,880         40,000
 Vice President of Client Services

--------
(1) Other Annual Compensation refers to year-end bonuses.

Option Grants

  The following table sets forth information concerning stock options granted to the executive officers named in the summary compensation table above who received stock options during the fiscal year ended March 31, 2000. Except for the options granted to Barry M. Ariko, all of these options were granted under our 1996 Stock Option Plan. Options granted under the 1996 Stock Option Plan generally vest over a four-year period with 25% of the shares vesting on the first anniversary of the employee's start date and the remaining shares vesting in equal monthly installments over the next 36 months. Mr. Ariko's options, which were granted outside the 1996 Stock Option Plan, vest over a four-year period with 12.5% of the shares vesting on the six-month anniversary of his start date and the remaining shares vesting in equal monthly installments over the next 42 months.

  The following table sets forth information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table above during the fiscal year ended March 31, 2000. Except for Barry M. Ariko, all of these options were granted under our 1996 Stock Option Plan. The percentage of total options set forth below is based on an aggregate of 3,652,384 options granted, less cancellations, during the fiscal year. All options were granted at the fair market value of our common stock, as determined by the Board of Directors on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price.

               Option Grants in Fiscal Year Ended March 31, 2000

                                      Individual Grants
                         --------------------------------------------
                                                                                Potential Realizable
                                    % of Total                         Deemed  Value At Assumed Annual
                         Number of   Options                           Value       Rates of Stock
                         Securities Granted to                          Per    Appreciation For Option
                         Underlying Employees   Exercise              Share at          Term
                          Options   in Fiscal     Price    Expiration Date of  -----------------------
Name                      Granted      2000    (per share)    Date    Grant(1)     5%          10%
----                     ---------- ---------- ----------- ---------- -------- ----------- -----------
Barry M. Ariko.......... 1,922,932     52.7%     $0.8183    2/28/10    $5.57   $15,873,117 $26,207,343
James Lochry............    50,000      1.4       0.4925    7/21/09     2.95       215,637     357,952
David Cope..............    40,000      1.1       0.4925    7/21/09     2.95       172,510     286,362
Laura Ferrell...........    50,000      1.4       0.4925    7/21/09     2.95       215,637     357,952
Richard Fitchen.........    40,000      1.1       0.4925    7/21/09     2.95       172,510     286,362

--------
(1)  Based on the deemed value of the common stock for accounting purposes.

Option Exercises and Option Values

  The following table sets forth information regarding option exercises, and the fiscal year-end values of stock options held, by the executive officers named in the summary compensation table above during the fiscal year ended March 31, 2000. The options vest over four years and generally conform to the terms of our 1996 Stock Option Plan with the exception of the options granted to Mr. Ariko, which vest with respect to 12.5% of the shares on the six-month anniversary of his start date and in equal monthly installments over the following 42 months. The value realized upon exercise of the options is based on an assumed initial public offering price of $10.00 per share, less the exercise price.

Aggregated Option Exercises in Fiscal Year Ended March 31, 2000 and Year End Option Values

                                                                             Value of      Value of
                                                                            Unexercised   Unexercised
                                                     Number of Securities  In-the-Money  In-the-Money
                                                    Underlying Unexercised  Options as   Options Based
                         Number of                      Options as of      of March 31,   on Offering
                          Shares    Value Realized      March 31, 2000         2000          Price
                         Acquired  (Market Price at ---------------------- ------------- -------------
                            On      Exercise Less        Exercisable/      Exercisable/  Exercisable/
Name                     Exercise  Exercise Price)      Unexercisable      Unexercisable Unexercisable
----                     --------- ---------------- ---------------------- ------------- -------------
Barry M. Ariko.......... 1,922,932   $17,655,785                0/0               --            --
James Lochry............   400,000     3,854,000           50,000/0           $62,375      $475,375
David Cope..............       --            --            40,000/0            49,900       380,300
Laura Ferrell...........       --            --            50,000/0            62,375       475,375
Richard Fitchen.........       --            --            40,000/0            49,900       380,300

Benefit Plans

  1996 Stock Option Plan

  Our 1996 Stock Option Plan was adopted by our Board of Directors on June 13, 1996 and has been amended from time to time. A total of 11,840,000 shares have been reserved for issuance under the 1996 Stock Option Plan as amended through June 21, 2000. In addition, the share reserve of the 1996 Stock Option Plan will automatically be increased on the first day of each fiscal year beginning on and after December 31, 2000 by the lesser of:

  .  2,500,000 shares;

  . 5% of the number of shares of our common stock that was issued and outstanding on the last day of the immediately preceding fiscal year; or

  .  a lesser number of shares as determined by our board of directors.

  The 1996 Stock Option Plan allows the grant of incentive stock options, within the meaning of Section 422 of the United States tax code, to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options to employees, non-employee directors, and consultants. The 1996 Stock Option Plan is administered by our board of directors, which selects the persons who will receive options, determines the number of shares subject to each option and prescribes other terms and conditions, including the type of consideration to be paid to us upon exercise and vesting schedules, in connection with each option. However, this responsibility may be delegated to a committee of our board of directors.

  The exercise price of nonstatutory stock options granted under the 1996 Stock Option Plan cannot be less than 85% of the fair market value of a share of common stock on the date of grant. In the case of incentive stock options, the exercise price cannot be less than the fair market value of share of common stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option has to be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option cannot exceed five years. The terms of all other options cannot exceed ten years. The aggregate fair market value, determined as of the date of option grant, of the common stock for which an incentive stock option can become exercisable for the first time cannot exceed $100,000 in any calendar year.

  In the event of a change in control of Extricity, the acquiring or successor corporation may assume or substitute for the outstanding options granted under the 1996 stock option plan. The outstanding options will terminate to the extent that the options are not exercised or assumed or substituted for by the acquiring or successor corporation.

  As of September 1, 2000, 5,021,611 shares of common stock had been issued upon exercise of options under our 1996 Stock Option Plan, options to purchase 2,741,054 shares of common stock with a weighted average exercise price of $2.53 were outstanding and 4,077,335 shares were available for future grant under this plan. Of the 7,734,279 shares which had been issued upon exercise of options or were subject to outstanding options, 5,248,780 shares were subject to a repurchase option in our favor.

  2000 Employee Stock Purchase Plan

  Our 2000 Employee Stock Purchase Plan was adopted by our board of directors in June 2000 and is expected to be approved by our stockholders in August 2000. This plan will be effective upon the completion of this offering. Initially, a total of 2,000,000 shares of common stock will be reserved for issuance under the 2000 Employee Stock Purchase Plan, none of which will be issued as of the effective date of this offering. The share reserve will automatically increase on January 1, 2001, and on each following January 1 until and including January 1, 2010, by an amount equal to the lesser of:

  .  1,000,000 shares;

  . 2% of the number of shares of our common stock that was issued and outstanding on the last day of the immediately preceding fiscal year; or

  . a lesser number of shares as determined by our board of directors or a committee of our board of directors.

  The 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the United States tax code, will be administered by our board of directors or by a committee of our board of directors. Our employees, including our officers and directors or employees, including officers and directors, of any subsidiary designated by our board of directors for participation in the 2000 Employee Stock Purchase Plan, will be eligible to participate in the 2000 Employee Stock Purchase Plan if they are customarily employed for more than 20 hours per week and more than five months per year.

  The first offering period under the 2000 Employee Stock Purchase Plan will commence on the date of this prospectus and will end on the last day of October 2002. This initial offering period will be comprised of 4 six-month purchase periods, although the first purchase period will commence on the date of this prospectus and end on April 30, 2001. Each subsequent offering of common stock under the 2000 Employee Stock Purchase Plan will be for a period of 12 months, and will be comprised of 2 six-month purchase periods. An offering period will generally commence on the first days of May and November of each year and end on the last days of the following October and April. Shares are purchased on the last day of each purchase period. The board may establish a different term for one or more offerings or purchase periods or different commencement or ending dates for an offering or a purchase period.

  The 2000 Employee Stock Purchase Plan will permit eligible employees to purchase shares of common stock through payroll deductions, or through a single lump sum cash payment in the case of the first offering period, at a price equal to 85% of the lower of the fair market value of our common stock on (a) the first day of the offering period or (b) the purchase date. Participants generally may not purchase more than 2,500 shares on any purchase date or purchase stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year. In the event of a change in control of Extricity, our board of directors may adjust the last day of the then current offering period to a date on or before the change in control, or the acquiring corporation may assume or replace the outstanding purchase rights under the purchase plan.

  401(k) Plan

  We have established an employee savings and retirement plan commonly known as a 401(k) Plan. The 401(k) Plan provides that each participant may contribute between 1% and 20% of her or his pre-tax gross compensation up to a statutorily prescribed annual limit of $10,500 in 2000. The 401(k) Plan is intended to qualify under Section 401(k) of the United States tax code, so that contributions to the 401(k) Plan by employees or by us and the investment earnings on those contributions are not taxable to the employees until withdrawn. Employees are eligible to participate on the first day of the first month following commencement as an employee. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds. While we have the option of matching our employee's contributions with a discretionary employer contribution, we currently do not do so. If our 401(k) Plan qualifies under Section 401(k) of the United States tax code, any contributions we make will be deductible by us.

Limitation of Liability and Indemnification

  As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  .  any breach of the director's duty of loyalty to us or our stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

  . any transaction from which the director derived an improper personal benefit.

  Our certificate of incorporation allows us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law. We intend to enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by in Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

  . indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

  . advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

  .  obtain directors' and officers' insurance.

  Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification, and to provide indemnification in circumstances in which indemnification is otherwise discretionary under Delaware law.

  At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED-PARTY TRANSACTIONS

  Other than the transactions described below, since we were formed there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  .  in which the amount involved exceed or will exceed $60,000; and

  . in which any director, executive officer, holder of more than 5% of a class of voting securities or any member of their immediate family had or will have a direct or indirect material interest.

Sales of Stock to Insiders

  The following directors, executive officers, holders of more than 5% of a class of voting securities and members of these persons' immediate families purchased from us shares of our Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock, Series F preferred stock or common stock. Immediately before the closing of this offering, all outstanding shares of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series F preferred stock will automatically convert into shares of common stock on a one-for-one basis.

  Generally, shares of common stock subject to options granted by us and shares of common stock which were purchased by exercising options granted by us are subject to a right of repurchase in favor of Extricity which lapses over a four-year period with 25% of the shares vesting on the first anniversary of the employee's start date and the remaining shares vesting in equal monthly installments over the next 36 months.

                         Series A  Series B  Series C  Series D  Series E  Series F
                         preferred preferred preferred preferred preferred preferred  Common
      Stockholder          stock     stock     stock     stock     stock     stock     stock
      -----------        --------- --------- --------- --------- --------- --------- ---------
Telos Venture Partners,
 L.P. (1)............... 1,600,000  654,546   263,582   175,624    161,355   195,258       --
Bay Partners Entities
 (2)
  Bay Partners SBIC,
   L.P. ................ 1,600,000  654,546   263,582   175,624    161,355   264,900       --
  Bay Partners LS Fund,
   L.P. ................       --       --        --        --   1,018,330       --        --
Charter Growth Capital
 II, L.P. Entities (3)
  Charter Growth Capital
   II, L.P. ............       --       --        --        --         --  1,767,442       --
  CGC Investors II QP,
   L.P. ................       --       --        --        --         --     69,767       --
  CGC Investors II A,
   L.P. ................       --       --        --        --         --     23,256       --
Barry M. Ariko..........       --       --        --        --         --        --  2,712,668
Stephen J. Albertolle...       --       --        --        --         --        --    297,000
David Cope..............       --       --        --        --         --        --    400,000
Nicole Ward Eagan.......       --       --        --        --         --        --    100,000
Laura Ferrell...........       --       --        --        --         --        --    390,000
James Lochry............       --       --        --        --         --        --    400,000
Tania Amochaev..........       --       --        --        --         --        --     25,000
Kenneth Ross (4)........   180,000   38,188    25,508       --         --     15,417 2,370,000
B.J. Cassin (5).........   550,000  189,976    86,510    57,642    106,647    67,758       --

--------
(1) Mr. Bourbon, one of our directors, is a general partner of Telos Venture Partners, L.P.
(2) Bay Partners SBIC, L.P. and Bay Partners LS Fund, L.P. are affiliated entities and together are considered a 5% stockholder. Mr. Dempsey, one of our current directors, is a general partner of Bay Management Company 1995 and Bay Management Company 1999, both of which are the general partners of Bay Partners SBIC, L.P. and Bay Partners LS Fund, L.P., respectively.
(3) Charter Growth Capital II, L.P., CGC Investors II QP, L.P. and CGC Investors II A, L.P. are affiliated entities and are together considered a 5% stockholder.

(4) Includes:
  (a) 1,870,000 shares of common stock held by The Kenneth Ross Trust dated December 3, 1980, of which Mr. Ross is a trustee;
  (b) 300,000 shares of common stock held by the Ross ACD Irrevocable Trust Rtd April 17, 1997;
  (c) 100,000 shares of common stock held by the Ross EAR Irrevocable Trust dated July 29, 1999;
  (d) 100,000 shares of common stock held by the Ross BMR Irrevocable Trust dated August 13, 1997;
  (e) 150,000 shares of Series A preferred stock; 27,274 shares of Series B preferred stock; 20,726 shares of Series C preferred stock; and 13,361 shares of Series F preferred stock, all on an as-converted basis, held by Alison Ross. Alison Ross is the wife of Kenneth Ross;
  (f) 10,000 shares of Series A preferred stock; 3,638 shares of Series B preferred stock; and 1,594 shares of Series C preferred stock, all on an as-converted basis, held by Aaron Ross. Aaron Ross is the son of Kenneth Ross;
  (g) 10,000 shares of Series A preferred stock; 3,638 shares of Series B preferred stock; 1,594 shares of Series C preferred stock; and 1,028 shares of Series F preferred stock, all on an as-converted basis, held by Catherine Ross. Catherine Ross is the daughter of Kenneth Ross; and
  (h) 10,000 shares of Series A preferred stock; 3,638 shares of Series B preferred stock; 1,594 shares of Series C preferred stock; and 1,028 shares of Series F preferred stock, all on an as-converted basis, held by David Ross. David Ross is the son of Kenneth Ross.
(5) Includes:
  (a) 500,000 shares of Series A preferred stock; 172,706 shares of Series B preferred stock; 78,646 shares of Series C preferred stock; 52,402 shares of Series D preferred stock; 101,833 shares of Series E preferred stock; and 61,932 shares of Series F preferred stock, all on an as-converted basis, held by the Cassin Family Trust U/T/D dated January 31, 1996, of which Mr. Cassin is a trustee; and
  (b) 50,000 shares of Series A preferred stock; 17,270 shares of Series B preferred stock; 7,864 shares of Series C preferred stock; 5,240 shares of Series D preferred stock; 4,814 shares of Series E preferred stock; and 5,826 shares of Series F preferred stock, all on an as-converted basis, held by the Robert Sean Cassin Trust U/T/D dated February 20, 1997, of which Mr. Cassin is a trustee.

  The following is a summary of sales of our preferred and common stock that are presented in the table above:

    Series A Financing. In May 1996, we sold an aggregate of 3,055,000 shares of Series A preferred stock at a purchase price of $1.00 per share, representing 6,110,000 shares on an as-converted to common stock basis.

    Series B Financing. In June 1997, we sold an aggregate of 1,976,469 shares of Series B preferred stock at a purchase price of $2.75 per share, representing 3,952,938 shares on an as-converted to common stock basis.

    Series C Financing. In April and August 1998, we sold an aggregate of 1,954,937 shares of Series C preferred stock at a purchase price of $5.10 per share, representing 3,909,874 on an as-converted to common stock basis.

    Also in April 1999, entities associated with RRE Investors, L.P. and Invesco Private Capital, Inc. purchased an aggregate of 196,078 shares, representing 392,156 shares on an as-converted to common stock basis, of Series C preferred stock from a prior purchaser of the Series C preferred stock at a price per share of $5.91.

    Series D Financing. In April 1999, we sold an aggregate of 1,187,575 shares of Series D preferred stock at a purchase price of $5.91 per share, representing 2,375,150 shares on an as-converted to common stock basis.

    Series E Financing. In November 1999, we sold an aggregate of 2,031,846 shares of Series E preferred stock at a purchase price of $4.91 per share.

    Series F Financing. In May 2000, we sold an aggregate of 7,751,938 shares of Series F preferred stock at a purchase price of $6.45 per share.

  The number of shares given on an as-converted basis for the sales of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock give effect for a 2-for-1 stock split effected by Extricity in June 1999 with the effective conversion price reduced to one-half of the original purchase price.

  Sales of Common Stock.

  On April 8, 1996, Mr. Kenneth Ross purchased 1,200,000 shares of common stock at an exercise price of $0.0005 per share, representing 2,400,000 shares on an as-converted basis.

  On April 21, 1997, Mr. Kenneth Ross transferred 150,000 shares of common stock to the Ross ACD Irrevocable Trust Rtd April 17, 1997, representing 300,000 shares on an as-converted basis; and 1,050,000 shares to The Kenneth Ross Trust dated December 3, 1980, representing 2,100,000 shares on an as-converted basis.

  On August 13, 1997, Mr. Kenneth Ross transferred 50,000 shares of common stock from The Kenneth Ross Trust dated December 3, 1980 to the Ross BMR Irrevocable Trust dated August 13, 1997, representing 100,000 shares on an as-converted basis.

  On March 17, 1998, Mr. Kenneth Ross transferred 15,000 shares of common stock from The Kenneth Ross Trust dated December 3, 1980 to Beverly Goldman and Michael Goldman, Trustees of the Goldman Trust dated April 2, 1996, representing 30,000 shares on an as-converted basis.

  On June 28, 1998, Ms. Laura Ferrell exercised an option to acquire 150,000 shares of common stock at an exercise price of $0.0500 per share, representing 300,000 shares on an as-converted basis.

  On August 25, 1998, Mr. David Cope exercised an option to acquire 200,000 shares of common stock at an exercise price of $0.2550 per share, representing 400,000 shares on an as-converted basis.

  On April 8, 1999, Mr. Stephen J. Albertolle exercised an option to acquire 150,000 shares of common stock at an exercise price of $0.3650 per share, representing 300,000 shares on an as-converted basis.

  On August 25, 1999, Mr. James Lochry exercised an option to acquire 400,000 shares of common stock at an exercise price of $0.3650 per share.

  On September 1, 1999, Mr. Kenneth Ross transferred 100,000 shares from The Kenneth Ross Trust dated December 3, 1980 to The Kenneth Ross EAR Irrevocable Trust dated July 29, 1999.

  On February 29, 2000, Mr. Barry M. Ariko exercised an option to acquire 1,922,932 shares of common stock at an exercise price of $0.8183 per share.

  On April 7, 2000, Mr. Stephen J. Albertolle transferred an aggregate of 3,000 shares to various family members.

  On April 9, 2000, Ms. Laura Ferrell transferred an aggregate of 60,000 shares to various family members.

  On May 8, 2000, Mr. Barry M. Ariko exercised an option to acquire 789,736 shares of common stock at an exercise price of $5.48 per share.

  On May 18, 2000, Ms. Nicole Ward Eagan exercised an option to acquire 100,000 shares of common stock at an exercise price of $3.61 per share.

  On August 18, 2000, Ms. Tania Amochaev exercised an option to acquire 25,000 shares of common stock at an exercise price of $5.48 per share.

Loans to Executive Officers

  Barry M. Ariko. In February 2000 and May 2000, we loaned an aggregate of approximately $5.9 million to Mr. Ariko, our chairman and chief executive officer, in connection with his exercise of options to purchase shares of common stock. These loans are evidenced by full recourse promissory notes and are secured by a pledge of the shares of stock being purchased. The loan accrues interest at 5.61% per year and is due five years from the date of issuance or upon the occurrence of specific liquidation or sale events.

  James Lochry. In August 1999, we loaned $146,000 to Mr. Lochry, our vice president of worldwide sales, in connection with his exercise of options to purchase shares of common stock. The loan is evidenced by a full recourse promissory note and is secured by a pledge of the shares of stock being purchased. The loan accrues interest at 5.61% per year and is due five years from the date of issuance or upon the occurrence of specific liquidation or sale events.

  Stephen J. Albertolle. In April 1999, we loaned $109,500 to Mr. Albertolle, our vice president of finance and administration and chief financial officer, in connection with his exercise of options to purchase shares of common stock. The loan is evidenced by a full recourse promissory note and is secured by a pledge of the shares of stock being purchased. The loan accrues interest at 5.61% per year and is due five years from the date of issuance or upon the occurrence of specific liquidation or sale events.

  David Cope. In August 1998, we loaned $102,000 to Mr. Cope, our vice president of marketing, in connection with his exercise of options to purchase shares of common stock. The loan is evidenced by a full recourse promissory note and is secured by a pledge of the shares of stock being purchased. The loan accrues interest at 5.61% per year and is due five years from the date of issuance or upon the occurrence of specific liquidation or sale events.

  Nicole Ward Eagan. In May 2000, we loaned $361,000 to Ms. Eagan, our vice president of business development, in connection with her exercise of options to purchase shares of common stock. The loan is evidenced by a full recourse promissory note and is secured by a pledge of the shares of stock being purchased. The loan accrues interest at 5.61% per year and is due five years from the date of issuance or upon the occurrence of specific liquidation or sale events.

Reseller Agreement

  On September 30, 1999, the Company entered into a Reseller/OEM Agreement with Aspen Technologies, Inc. for our software, which was amended on March 13, 2000. Alison Ross, the wife of Kenneth Ross, one of our directors, currently serves on the board of Aspen Technologies, Inc.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of our common stock as of September 1, 2000 and as adjusted to reflect the sale of the shares of common stock offered hereby by:

  . the chief executive officer, each of the executive officers named in the summary compensation table and each of our directors;

  .  all executive officers and directors as a group; and

  . each person or entity who is known by us to beneficially own more than 5% of our outstanding common stock.

  Unless otherwise indicated, the address for each of the named individuals is c/o Extricity, Inc. 1 Davis Drive, Belmont, California 94002. Except as otherwise indicated, and subject to applicable community property laws, based on information provided by the persons named in the table, those persons have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

  Applicable percentage ownership in the table is based on 37,041,024 shares of common stock outstanding as of September 1, 2000 and 43,041,024 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options or warrants that are presently exercisable or exercisable within 60 days of September 1, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. If any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

                                                               Percentage of
                                                                  Shares
                                                                Outstanding
                                                             -----------------
                                           Number of Shares   Before   After
Name of Beneficial Owner                  Beneficially Owned Offering Offering
------------------------                  ------------------ -------- --------
Other 5% Stockholders:
Entities affiliated with Bay Partners
 SBIC, L.P. (1)..........................     4,138,337        11.2%    9.6%
 10600 No. DeAnza Blvd., Suite 100
 Cupertino, CA 95014
Telos Venture Partners, L.P. (2).........     3,050,365         8.3     7.1
 2350 Mission College Blvd., Suite 1070
 Santa Clara, CA 95054
Entities affiliated with Charter Growth
 Capital II, L.P. (3)....................     1,860,465         5.0     4.3
 525 University Avenue
 Suite 1500
 Palo Alto, CA 94301

Named executive officers and directors:
Barry M. Ariko (4).......................     2,712,668         7.3     6.3
James Lochry (5).........................       480,000         1.3     1.1
David Cope (6)...........................       470,000         1.3     1.1

                                                                Percentage of
                                                                   Shares
                                                                 Outstanding
                                                              -----------------
                                            Number of Shares   Before   After
Name of Beneficial Owner                   Beneficially Owned Offering Offering
------------------------                   ------------------ -------- --------
Laura Ferrell (7)........................         430,000        1.2%       *
Richard Fitchen (8)......................         340,000          *        *
Bruce Bourbon (2)........................       3,050,365        8.2      7.1
 c/o Telos Venture Partners, L.P.
 2350 Mission College Blvd., Suite 1070
 Santa Clara, CA 95054
Neal Dempsey (1).........................       4,138,337       11.2      9.6
 c/o Bay Partners SBIC, L.P.
 10600 No. De Anza Blvd., Suite 100
 Cupertino, CA 95014
Kenneth Ross (9).........................       2,629,113        7.1      6.1
B.J. Cassin (10).........................       1,058,533        2.9      2.5
Tania Amochaev (11)......................          60,000          *        *
All directors and executive officers as a
 group
 (13 persons) (12).......................      16,746,016       45.2     38.9

--------
  *  Less than one percent.

 (1) Includes 3,120,007 shares owned by Bay Partners SBIC, L.P. and 1,018,330 shares owned by Bay Partners LS Fund, L.P. The general partners of Bay Partners SBIC, L.P. and of Bay Partners LS Fund, L.P. are Bay Management Company 1995 and Bay Management Company 1999, respectively, the managing members of both of which are Neal Dempsey, John Freidenrich, James Wickett, Robert Williams and Marcella Yano. The general partners of both entities exercise voting and investment power with respect to all shares held of record by these investment partnerships. Mr. Dempsey disclaims beneficial ownership of the shares held by these entities except to the extent of his proportionate interest therein.

 (2) Includes 3,047,365 shares held by Telos Venture Partners, L.P. of which Mr. Bourbon is a general partner. Mr. Bourbon exercises voting and investment power with respect to all shares held of record by Telos Venture Partners, L.P. Mr. Bourbon disclaims beneficial ownership of the shares held by this entity except to the extent of his proportionate interest therein.
 (3) Includes:
   (a) 1,767,442 shares owned by Charter Growth Capital II, L.P.
   (b) 69,767 shares owned by CGC Investors II QP, L.P.
   (c) 23,256 shares owned by CGC Investors II A, L.P.

   The general partner of CGC Investors II QP, L.P. and CGC Investors II A, L.P. is Charter Growth Capital II, L.P., the members of which are Steven
   P. Bird, George H. Bischof, James H. Boettcher and Kevin J. McQuillan. The general partners of Charter Growth Capital II, L.P. exercise voting and investment power with respect to all shares held of record by these investment partnerships.

 (4) Includes: 2,432,237 shares subject to a repurchase option in favor of Extricity which lapses over time.
 (5) Includes:

   (a) 312,292 shares subject to a repurchase option in favor of Extricity which lapses over time; and
   (b) immediately exercisable options to purchase 80,000 shares of common stock that are subject to a right of repurchase which lapses over time.

 (6) Includes:

   (a) 230,833 shares subject to a repurchase option in favor of Extricity which lapses over time; and
   (b) immediately exercisable options to purchase 70,000 shares of common stock that are subject to a right of repurchase which lapses over time.
 (7) Includes:

   (a) 128,542 shares subject to a repurchase option in favor of Extricity which lapses over time; and
   (b) immediately exercisable options to purchase 40,000 shares of common stock that are subject to a right of repurchase which lapses over time.
 (8) Includes:

   (a) 85,416 shares subject to a repurchase option in favor of Extricity which lapses over time; and
   (b) immediately exercisable options to purchase 40,000 shares of common stock that are subject to a right of repurchase which lapses over time.
 (9) Includes:
   (a) 1,870,000 shares held by The Kenneth Ross Trust dated December 3, 1980, of which Mr. Ross is a trustee;
   (b) 300,000 shares held by the Ross ACD Irrevocable Trust Rtd dated April 17, 1997, of which Mr. Ross is a trustee;
   (c) 100,000 shares held by the Ross EAR Irrevocable Trust dated July 29, 1999, of which Mr. Ross is a trustee;
   (d) 100,000 shares held by the Ross BMR Irrevocable Trust dated August 13, 1997, of which Mr. Ross is a trustee;
   (e) 211,361 shares held by Alison Ross, the wife of Mr. Ross. Mr. Ross disclaims beneficial ownership of these securities;
   (f) 15,232 shares held by Aaron Ross, a son of Mr. Ross. Mr. Ross disclaims beneficial ownership of these securities;
   (g) 16,260 shares held by Catherine Ross, a daughter of Mr. Ross. Mr. Ross disclaims beneficial ownership of these securities; and
   (h) 16,260 shares held by David Ross, a son of Mr. Ross. Mr. Ross disclaims beneficial ownership of these securities.
(10) Includes:
   (a) 967,519 shares held by Cassin Family Trust U/T/D dated January 31, 1996, of which Mr. Cassin is a trustee. Mr. Cassin disclaims beneficial ownership of these securities, except to the extent of his proportionate interest therein.
   (b) 91,014 shares held by the Robert Sean Cassin Trust U/T/D dated February 20, 1997, of which Mr. Cassin is a trustee. Mr. Cassin disclaims beneficial ownership of these securities, except to the extent of his proportionate interest therein.

(11) Includes:

   (a) 25,000 shares subject to a repurchase option in favor of Extricity which lapses over time; and

   (b) immediately exercisable options to purchase 35,000 shares of common stock that are subject to a right of repurchase which lapses over time.

(12) Includes:

   (a) 3,677,654 shares subject to a repurchase option in favor of Extricity which lapses over time; and

   (b) immediately exercisable options to purchase 645,000 shares of common stock that are subject to a right of repurchase which lapses over time.

                          DESCRIPTION OF CAPITAL STOCK

  Upon the completion of this offering, we will be authorized to issue 220,000,000 shares, $0.00001 par value per share, to be divided into two classes to be designated common stock and preferred stock. Of the shares authorized, 200,000,000 shares shall be designated as common stock and 20,000,000 shares shall be designated as preferred stock. The following description of our capital stock is only a summary. You should refer to our certificate of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

  As of September 1, 2000, there were 37,041,024 shares of common stock outstanding which were held of record by approximately 277 stockholders. There will be 43,041,024 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after June 30, 2000) after giving effect to the sale of our common stock in this offering. There are outstanding unexercised options to purchase a total of 2,741,054 shares of our common stock.

  The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation to be filed concurrently with completion of this offering does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

  Upon the completion of this offering and filing of our amended and restated certificate of incorporation, our Board of Directors will be authorized, without action by the stockholders, to issue 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of all shares of preferred stock upon the right of holders of our common stock until our Board of Directors determines the specific rights of the holders of any preferred stock that may be issued. However, the effect might include, among other things:

  .  restricting dividends on the common stock;

  .  diluting the voting power of the common stock;

  .  impairing the liquidation rights of the common stock; and

  . delaying or preventing a change in our control without further action by the stockholders.

  Upon the closing of this offering, no shares of preferred stock will be outstanding and we have no present plans to issue any shares of preferred stock.

Registration Rights

  The holders of approximately 26,131,746 shares of preferred stock, on an as-converted basis, have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

  Demand registration rights

  . At any time after December 31, 2000 the holders of at least 40% of the shares having registration rights have the right to demand on two separate occasions that we file a registration statement on a form other than Form S-3 so that they can publicly sell their shares, as long as the aggregate market value of the shares to be sold under the registration statement is at least $5.0 million. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration.

  . If we are eligible to file a registration statement on Form S-3, any holders of the shares having registration rights have the right to demand at any time that we file a registration statement on Form S-3, as long as the aggregate market value of the shares to be sold under the registration statement exceeds $1.0 million.

  Piggyback registration rights

  If we register any shares for public sale, stockholders with registration rights will have the right to include their shares in the registration. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration; provided that the number of shares to be included by holders with registration rights in the registration shall not be reduced below 30% of the total number of shares to be included in the registration. In addition, the underwriters of this offering have the right to exclude all shares held by holders with registration rights.

  Expenses of registration

  We will pay all expenses relating to any demand or piggyback registration. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

  Expiration of registration rights

  The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier for a particular stockholder if that holder can resell all of its shares pursuant to Rule 144 of the Securities Act.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

  Certain provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition more difficult by means of a tender offer, a proxy contest or otherwise and could also make the removal of incumbent officers and directors more difficult. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. The amendment of any of the following provisions would require approval by holders of at least a majority of our outstanding common stock.

  Certificate of Incorporation and Bylaw Provisions.

  Upon the closing of this offering, our certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. See "Management -- Composition of the Board of Directors." The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors. Our amended and restated certificate of incorporation requires that any action required or to be taken by stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings may be called only by our Board of Directors, Chairman of the Board or Chief Executive Officer, and the holders of shares entitled to cast not less than 10% percent of the votes at the meeting. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

  Delaware Law

  We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  . prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholders becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  . subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Warrants

  As of September 1, 2000, we had outstanding warrants to purchase 308,312 shares of common stock on an as-converted basis. Warrants to purchase 16,666 shares of common stock at $0.365 per share will expire in 2002. Warrants to purchase 30,000 shares of common stock at $0.365 per share will expire in 2001. Warrants to purchase 84,000 shares of common stock at $2.55 per share will expire in 2002. Warrants to purchase 117,646 shares of common stock at $2.55 per share will expire in 2003. Warrants to purchase 20,000 shares of common stock at $16.00 per share will expire in 2004. Warrants to purchase 40,000 shares of common stock at $6.45 per share will expire in 2004.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock will be Boston
EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock.

  Upon completion of this offering, based on shares outstanding as of September 1, 2000, we will have outstanding 43,041,024 shares of common stock, assuming
(1) the issuance of 6,000,000 shares of common stock in this offering, (2) no exercise of the underwriters' over-allotment option, and (3) no exercise of options after September 1, 2000.

  All of the 6,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, the sale of any of these shares if purchased by "affiliates" as that term is defined in Rule 144 are subject to the limitations and restrictions that are described below.

  The remaining 37,041,024 shares of common stock and mandatorily redeemable convertible preferred stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares are "restricted shares" as that term is defined in Rule 144 and therefore may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. In addition, our directors and officers as well as other stockholders and optionholders have entered into "lock-up agreements" with the underwriters. These lock-up agreements provide that, except under limited exceptions, the stockholder may not offer, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock for a period of 180 days after the date of this prospectus. Deutsche Bank Securities Inc. may, however, in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Accordingly, of the remaining 37,041,024 shares, 24,179,622 shares will become eligible for sale 180 days after the effective date subject to Rules 144 and 701, subject in some cases to repurchase rights in favor of Extricity.

  Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1996 Stock Option Plan and our 2000 Employee Stock Purchase Plan. On the date 90 days after this prospectus, a total of 2,933,338 shares of our common stock acquired by exercise of options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our 1996 Stock Option Plan and our 2000 Employee Stock Purchase Plan generally would be available for resale in the public market.

Rule 144

  In general, under Rule 144 beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 430,410 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

  Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

  Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

  In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

  The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual lock-up restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

                                  UNDERWRITING

  Subject to the terms and conditions contained in an underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., SG Cowen Securities Corporation and Banc of America Securities LLC, have severally agreed to purchase from us the respective numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   Deutsche Bank Securities Inc.......................................
   SG Cowen Securities Corporation....................................
   Banc of America Securities LLC.....................................



                                                                        ------
     Total............................................................
                                                                        ======

  The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of the shares are purchased.

  We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the initial public offering price specified on the cover page of this prospectus and to selected dealers at a price that represents a concession not in excess
of $       per share from the initial public offering price. The underwriters may allow, and those dealers may re-allow, a concession not in excess of
$       per share to other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

  We have granted to the underwriters an option to purchase up to 900,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option not later than 30 days after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments for the sale of common stock offered by this prospectus. If the underwriters exercise this option, each of the underwriters will become obligated to purchase approximately its pro rata share of the option shares that the underwriters have elected to purchase. An underwriter's pro rata share will be equal to the percentage that the number of shares of common stock shown next to its name in the table above bears to the total number of shares shown in that table. We will be obligated to sell those additional shares of common stock to the underwriters if the option is exercised.

  The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is currently expected to be approximately
  % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                             Total Discounts and Commissions
                         Discounts and -------------------------------------------
                          Commissions   Without Exercise of  With Full Exercise of
                           Per Share   Over-Allotment Option Over-Allotment Option
                         ------------- --------------------- ---------------------
Discounts and commis-
 sions paid by us.......     $                 $                     $

  We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be approximately $   million.

  We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act. We have agreed to contribute to payments the underwriters may be required to make as a result of these liabilities.

  Each of our officers and directors and the holders of a substantial majority of the outstanding shares of our common stock have agreed not to offer, sell or otherwise dispose of any shares of our common stock or any securities exercisable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. This prohibition does not apply to shares acquired in the open market. We have entered into a similar agreement with the representatives of the underwriters, except that we may

  . issue shares upon the exercise of outstanding stock options and warrants,

  . grant options and sell shares under our 1996 stock plan and 2000 employee stock purchase plan, and

  . issue stock with the prior written consent of Deutsche Bank Securities Inc., which consent may be given at any time without notice.

For a period of 180 days following the date of this prospectus, we may only issue stock in connection with mergers and acquisitions if contractual restrictions on such issuances are waived and the recipients of that stock agree not to offer, sell or dispose of those shares during the period of 180 days after the date of this prospectus.

  The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short sales position in our common stock for their own account. A short sales position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made for an amount not greater that the underwriters' overallotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are sales in excess of the overallotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriter's purchase to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time. Short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. The representatives on behalf of the underwriters may also reclaim selling concessions allowed to an underwriter or dealer.

  Any of the activities described in the preceding paragraph may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if begun, may end any of these activities at any time.

  At our request, the underwriters may reserve up to 5% of the shares of our common stock sold in this offering for sale, at the initial public offering price, to our employees, family members of employees, vendors, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced by the number of reserved shares are purchased by these persons. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

  A prospectus in electronic format is being made available on Internet websites maintained by the underwriters. At the discretion of Deutsche Bank Securities Inc., an allocation of shares may be made to a member of the selling group for Internet purchases of the common stock. Such an allocation will be available only to those registered customers of a member of the selling group who possess sufficient net worth and investment experience. All eligible accounts may submit a conditional offer to the member of the selling group to purchase shares, which conditional offer will be subject to one or more e-mail reconfirmations. If demand exceeds availability, the member of the selling group will randomly allocate shares first to applicants who have submitted conditional offers prior to a predesignated date and then on a first-come first-served basis.

  Before this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

  .  prevailing market conditions;

  .  our results of operations in recent periods;

  .  the present stage of our development;

  . the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to us; and

  .  estimates of our business potential.

  The estimated initial public offering price listed on the cover of this preliminary prospectus may change due to market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of the date of this prospectus, Gray Cary Ware & Freidenrich LLP, GCWF Investment Partners II, an investment partnership composed of some current and former members of and persons associated with Gray Cary Ware & Freidenrich LLP, and some individual members of Gray Cary Ware & Freidenrich LLP, beneficially own an aggregate of 35,542 shares of our common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

  The audited consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

              WHERE TO FIND ADDITIONAL INFORMATION ABOUT EXTRICITY

  We have filed with the SEC a registration statement on form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and schedules filed with it. With respect to statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, reference is made to the copy of such agreement or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the exhibits and schedules.

  For further information with respect to Extricity and our common stock, reference is made to the registration statement and its exhibits and schedules. You may read and copy any document Extricity files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Extricity's SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

  Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's website, which is described above.

                                EXTRICITY, INC.

                   Index to Consolidated Financial Statements

                                                                            Page
                                                                            ----
Report of Independent Public Accountants................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
 Extricity, Inc.:

  We have audited the accompanying consolidated balance sheets of Extricity, Inc., (a Delaware corporation, formerly known as Extricity Software, Inc.), and subsidiary as of March 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Extricity, Inc. and subsidiary as of March 31, 1999 and 2000, and the results of their operations and their cash flows for the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States.
                                                    Arthur Andersen LLP

San Jose, California
April 27, 2000 (except for the matter
discussed in Note 12, as to
which the date is June 28, 2000)

                                EXTRICITY, INC.

                          CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                                     Pro Forma
                                         March 31,                 Stockholders'
                                     ------------------  June 30,  Equity as of
                                       1999      2000      2000    June 30, 2000
                                     --------  --------  --------  -------------
                                                              (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents........  $  1,938  $  6,587  $ 37,277
  Short-term investments...........       841     1,274     1,657
  Accounts receivable, net of
   allowance for doubtful accounts
   of $45, $801 and $801,
   respectively....................     2,273     4,261     6,872
  Prepaid expenses and other
   current assets..................       183       431     1,209
                                     --------  --------  --------
   Total current assets............     5,235    12,553    47,015
Restricted cash....................       180       300     9,036
Property and equipment, net........       674     1,268     1,647
Other assets.......................        61        75       304
                                     --------  --------  --------
   Total assets....................  $  6,150  $ 14,196  $ 58,002
                                     ========  ========  ========

LIABILITIES AND STOCKHOLDERS'
 EQUITY

Current liabilities:
  Accounts payable.................  $    567  $  1,824  $  1,890
  Accrued expenses.................     1,902     4,853     6,414
  Deferred revenue.................       819     3,691     3,596
  Current portion of long-term
   debt............................       271       359       359
                                     --------  --------  --------
   Total current liabilities.......     3,559    10,727    12,259
Long-term deferred revenue.........       --        786       829
Long-term debt, less current
 portion...........................       526       373       283
                                     --------  --------  --------
   Total liabilities...............     4,085    11,886    13,371
                                     --------  --------  --------
Commitments and contingencies (Note
 7)

Stockholders' equity:
  Convertible preferred stock, no
   par value, 10,424,804 shares
   authorized, 6,986,406 shares and
   10,205,827 shares issued and
   outstanding as of March 31, 1999
   and 2000, respectively,
   aggregate liquidation preference
   of $35,455 as of March 31, 2000;
   $.00001 par value, 18,224,804
   shares authorized, 17,957,765
   shares issued and outstanding as
   of June 30, 2000, aggregate
   liquidation preference of
   $85,455 at June 30, 2000
   (unaudited); 20,000,000 shares
   authorized, no shares issued and
   outstanding pro forma
   (unaudited).....................    18,303    35,168       --     $    --
  Common stock, no par value,
   40,000,000 shares authorized,
   5,057,678 shares and 8,858,422
   shares issued and outstanding as
   of March 31, 1999 and 2000,
   respectively; $.00001 par value,
   50,000,000 shares authorized,
   10,818,805 shares issued and
   outstanding as of June 30, 2000
   (unaudited); 200,000,000 shares
   authorized, 36,950,551 shares
   issued and outstanding pro forma
   (unaudited).....................       260    18,450       --          --
  Additional paid-in capital.......       --        --    117,942     117,942
  Warrants.........................       124       478       728         728
  Notes receivable from
   stockholders....................      (159)   (2,062)   (6,751)     (6,751)
  Deferred stock-based
   compensation....................       --    (13,372)  (18,483)    (18,483)
  Accumulated other comprehensive
   loss............................       --        --        (37)        (37)
  Accumulated deficit..............   (16,463)  (36,352)  (48,768)    (48,768)
                                     --------  --------  --------    --------
   Total stockholders' equity......     2,065     2,310    44,631    $ 44,631
                                     --------  --------  --------    ========
   Total liabilities and
    stockholders' equity...........  $  6,150  $ 14,196  $ 58,002
                                     ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                EXTRICITY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                         Year Ended             Three Months
                                         March 31,             Ended June 30,
                                  --------------------------  -----------------
                                   1998     1999      2000     1999      2000
                                  -------  -------  --------  -------  --------
                                                                (unaudited)
Revenues:
 License fees...................  $   250  $ 2,302  $  4,554  $   199  $  2,310
 Services.......................      253      733     4,631      930     2,353
                                  -------  -------  --------  -------  --------
   Total revenues...............      503    3,035     9,185    1,129     4,663
                                  -------  -------  --------  -------  --------
Cost of revenues:
 License fees...................       51      238       349       41       149
 Services.......................      186      824     4,569      875     2,647
                                  -------  -------  --------  -------  --------
   Total cost of revenues.......      237    1,062     4,918      916     2,796
                                  -------  -------  --------  -------  --------
Gross profit....................      266    1,973     4,267      213     1,867
                                  -------  -------  --------  -------  --------
Operating expenses:
 Research and development.......    2,766    4,262     7,245    1,270     3,799
 Sales and marketing............    2,788    6,177    12,238    2,525     6,366
 General and administrative.....      829      891     2,622      447     1,310
 Amortization of deferred
  stock-based compensation
  (1)...........................      --       --      2,347       23     3,241
                                  -------  -------  --------  -------  --------
   Total operating expenses.....    6,383   11,330    24,452    4,265    14,716
                                  -------  -------  --------  -------  --------
Loss from operations............   (6,117)  (9,357)  (20,185)  (4,052)  (12,849)
Interest income.................      184      324       371       75       451
Interest expense................      (40)     (64)      (75)     (17)      (18)
                                  -------  -------  --------  -------  --------
Net loss........................  $(5,973) $(9,097) $(19,889) $(3,994) $(12,416)
                                  =======  =======  ========  =======  ========
Basic and diluted net loss per
 share..........................  $ (4.21) $ (3.32) $  (4.64) $ (1.08) $  (2.25)
Shares used in computing basic
 and diluted net loss per
 share..........................    1,418    2,738     4,289    3,700     5,508
Pro forma basic and diluted net
 loss per share (unaudited).....                    $  (0.93)          $  (0.44)
Shares used to compute pro forma
 basic and diluted net loss per
 share (unaudited)..............                      21,300             28,395
--------

(1) Amortization of deferred stock-based compensation is comprised of the following:

Cost of services revenues.......  $   --   $   --   $    322  $     4  $    298
Research and development........      --       --        428        2       564
Sales and marketing.............      --       --        850       15       817
General and administrative......      --       --        747        2     1,562
                                  -------  -------  --------  -------  --------
Amortization of deferred stock-
 based compensation.............  $   --   $   --   $  2,347  $    23  $  3,241
                                  =======  =======  ========  =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                EXTRICITY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (in thousands)

                   Convertible
                    Preferred                                             Notes                   Accumulated
                      Stock        Common Stock    Additional           Receivable    Deferred       Other
                  --------------  ---------------   Paid-in                from     Stock-Based  Comprehensive Accumulated
                  Shares Amount   Shares  Amount    Capital   Warrants Stockholders Compensation     Loss        Deficit
                  ------ -------  ------  -------  ---------- -------- ------------ ------------ ------------- -----------
Balance as of
March 31, 1997..   3,055 $ 3,035   3,368  $     2   $    --     $--      $    --      $    --        $--        $ (1,393)
Repurchase of
common stock....     --      --     (210)     --         --      --           --           --         --             --
Issuance of
Series B
convertible
preferred stock,
net.............   1,976   5,388     --       --         --      --           --           --         --             --
Issuance of
common stock on
exercise of
stock options...     --      --      646       80        --      --           (74)         --         --             --
Net loss........     --      --      --       --         --      --           --           --         --          (5,973)
                  ------ -------  ------  -------   --------    ----     --------     --------       ----       --------
Balance as of
March 31, 1998..   5,031   8,423   3,804       82        --      --           (74)         --         --          (7,366)
Repurchase of
common stock....     --      --     (360)     (47)       --      --           --           --         --             --
Issuance of
Series C
convertible
preferred stock,
net.............   1,955   9,880     --       --         --      --           --           --         --             --
Issuance of
Series C
convertible
preferred stock
warrants........     --      --      --       --         --      124          --           --         --             --
Issuance of
common stock on
exercise of
stock options...     --      --    1,614      225        --      --           (85)         --         --             --
Net loss........     --      --      --       --         --      --           --           --         --          (9,097)
                  ------ -------  ------  -------   --------    ----     --------     --------       ----       --------
Balance as of
March 31, 1999..   6,986  18,303   5,058      260        --      124         (159)         --         --         (16,463)
Repurchase of
common stock....     --      --      (50)     (14)       --      --           --           --         --             --
Issuance of
Series D
convertible
preferred stock,
net.............   1,188   6,944     --       --         --      --           --           --         --             --
Issuance of
Series E
convertible
preferred stock,
net.............   2,032   9,921     --       --         --      --           --           --         --             --
Issuance of
Series C
convertible
preferred stock
warrants........     --      --      --       --         --       59          --           --         --             --
Issuance of
Series E
convertible
preferred stock
warrants........     --      --      --       --         --      108          --           --         --             --
Issuance of
common stock on
exercise of
stock options...     --      --    3,850    2,288        --      --        (1,903)         --         --             --
Issuance of
common stock
warrants for
services........     --      --      --       --         --      187          --           --         --             --
Issuance of
common stock
options for
services........     --      --      --       197        --      --           --           --         --             --
Deferred stock-
based
compensation....     --      --      --    15,719        --      --           --       (15,719)       --             --
Amortization of
deferred stock-
based
compensation....     --      --      --       --         --      --           --         2,347        --             --
Net loss........     --      --      --       --         --      --           --           --         --         (19,889)
                  ------ -------  ------  -------   --------    ----     --------     --------       ----       --------
Balance as of
March 31, 2000..  10,206  35,168   8,858   18,450        --      478       (2,062)     (13,372)       --         (36,352)
Repurchase of
common stock*...     --      --      (14)     --         (9)     --           --           --         --             --
Issuance of
Series F
convertible
preferred stock,
net*............   7,752  49,900     --       --         --      --           --           --         --             --
Issuance of
common stock on
exercise of
stock options*..     --      --    1,950      --       6,037     --       (4,689)          --         --             --
Issuance of
common stock
warrants*.......     --      --      --       --         --      250          --           --         --             --
Issuance of
common stock on
exercise of
warrants*.......     --      --       25      --          44     --           --           --         --             --
Deferred stock-
based
compensation*...     --      --      --       --       8,352     --           --        (8,352)       --             --
Amortization of
deferred stock-
based
compensation*...     --      --      --       --         --      --           --         3,241        --             --
Reincorporation
in Delaware*....     --  (85,068)    --   (18,450)   103,518     --           --           --         --             --
Foreign currency
translation
adjustment*.....     --      --      --       --         --      --           --           --         (37)           --
Net loss*.......     --      --      --       --         --      --           --           --         --         (12,416)
                  ------ -------  ------  -------   --------    ----     --------     --------       ----       --------
Balance as of
June 30, 2000*..  17,958 $   --   10,819    $ --    $117,942    $728     $(6,751)     $(18,483)      $(37)      $(48,768)
                  ====== =======  ======  =======   ========    ====     ========     ========       ====       ========
                      Total
                  Stockholders'
                     Equity
                  -------------
Balance as of
March 31, 1997..    $  1,644
Repurchase of
common stock....         --
Issuance of
Series B
convertible
preferred stock,
net.............       5,388
Issuance of
common stock on
exercise of
stock options...           6
Net loss........      (5,973)
                  -------------
Balance as of
March 31, 1998..       1,065
Repurchase of
common stock....         (47)
Issuance of
Series C
convertible
preferred stock,
net.............       9,880
Issuance of
Series C
convertible
preferred stock
warrants........         124
Issuance of
common stock on
exercise of
stock options...         140
Net loss........      (9,097)
                  -------------
Balance as of
March 31, 1999..       2,065
Repurchase of
common stock....         (14)
Issuance of
Series D
convertible
preferred stock,
net.............       6,944
Issuance of
Series E
convertible
preferred stock,
net.............       9,921
Issuance of
Series C
convertible
preferred stock
warrants........          59
Issuance of
Series E
convertible
preferred stock
warrants........         108
Issuance of
common stock on
exercise of
stock options...         385
Issuance of
common stock
warrants for
services........         187
Issuance of
common stock
options for
services........         197
Deferred stock-
based
compensation....         --
Amortization of
deferred stock-
based
compensation....       2,347
Net loss........     (19,889)
                  -------------
Balance as of
March 31, 2000..       2,310
Repurchase of
common stock*...          (9)
Issuance of
Series F
convertible
preferred stock,
net*............      49,900
Issuance of
common stock on
exercise of
stock options*..       1,348
Issuance of
common stock
warrants*.......         250
Issuance of
common stock on
exercise of
warrants*.......          44
Deferred stock-
based
compensation*...         --
Amortization of
deferred stock-
based
compensation*...       3,241
Reincorporation
in Delaware*....         --
Foreign currency
translation
adjustment*.....         (37)
Net loss*.......     (12,416)
                  -------------
Balance as of
June 30, 2000*..    $ 44,631
                  =============

*Unaudited.
  The accompanying notes are an integral part of these consolidated financial statements.

                                EXTRICITY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                        Year Ended             Three Months
                                        March 31,             Ended June 30,
                                 --------------------------  -----------------
                                  1998     1999      2000     1999      2000
                                 -------  -------  --------  -------  --------
                                                               (unaudited)
Cash flows from operating
 activities:
 Net loss....................... $(5,973) $(9,097) $(19,889) $(3,994) $(12,416)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Depreciation and
  amortization..................     168      295       484       99       205
 Provision for doubtful
  accounts......................      25       20       756       37       --
 Write-off of property and
  equipment.....................     --        21       --       --        254
 Issuance of convertible
  preferred stock warrants......     --       124       167       59       --
 Issuance of common stock
  warrants......................     --       --         84       84       --
 Issuance of stock options for
  services......................     --       --        197        9       --
 Amortization of deferred
  stock-based compensation......     --       --      2,347       23     3,241
 Changes in operating assets and
  liabilities:
 Accounts receivable............     (82)  (2,236)   (2,744)     972    (2,611)
 Prepaid expenses and other
  current assets................    (150)     (23)     (145)     (17)     (738)
 Other assets...................      20      --        (14)     145       (19)
 Accounts payable...............     151      413     1,257      311        66
 Accrued expenses...............     881      871     2,951      203     1,561
 Deferred revenue...............     --       810     3,658    1,075       (52)
                                 -------  -------  --------  -------  --------
   Net cash used in operating
    activities..................  (4,960)  (8,802)  (10,891)    (994)  (10,509)
                                 -------  -------  --------  -------  --------
Cash flows from investing
 activities:
 Acquisition of property and
  equipment.....................    (470)    (474)   (1,078)    (166)     (838)
 Purchases of short-term
  investments...................     --      (841)     (433)    (677)     (383)
                                 -------  -------  --------  -------  --------
   Net cash used in investing
    activities..................    (470)  (1,315)   (1,511)    (843)   (1,221)
                                 -------  -------  --------  -------  --------
Cash flows from financing
 activities:
 Increase in restricted cash....    (180)     --       (120)     --     (8,736)
 Proceeds from issuance of
  Series B convertible preferred
  stock, net....................   5,388      --        --       --        --
 Proceeds from issuance of
  Series C convertible preferred
  stock, net....................     --     9,880       --       --        --
 Proceeds from issuance of
  Series D convertible preferred
  stock, net....................     --       --      6,944    6,944       --
 Proceeds from issuance of
  Series E convertible preferred
  stock, net....................     --       --      9,921      --        --
 Proceeds from issuance of
  Series F convertible preferred
  stock, net....................     --       --        --       --     49,900
 Proceeds from issuance of
  common stock..................       6      140       385       16     1,392
 Repurchase of common stock.....     --       (47)      (14)     --         (9)
 Proceeds from long-term debt...     526      270       266      --        --
 Repayments of long-term debt...     (69)    (103)     (331)     (71)      (90)
                                 -------  -------  --------  -------  --------
   Net cash provided by
    financing activities........   5,671   10,140    17,051    6,889    42,457
 Effect of exchange rate changes
  on cash and cash equivalents..     --       --        --       --        (37)
                                 -------  -------  --------  -------  --------
Net increase in cash and cash
 equivalents....................     241       23     4,649    5,052    30,690
Cash and cash equivalents,
 beginning of period............   1,674    1,915     1,938    1,938     6,587
                                 -------  -------  --------  -------  --------
Cash and cash equivalents, end
 of period...................... $ 1,915  $ 1,938  $  6,587  $ 6,990  $ 37,277
                                 =======  =======  ========  =======  ========
Supplemental disclosure of cash
 flow information:
Cash paid during the period for
 interest....................... $    40  $    64  $     75  $    17  $     18
                                 =======  =======  ========  =======  ========
Noncash financing activities:
 Notes receivable from
  stockholders.................. $    74  $    85  $  1,903  $   183  $  4,689
                                 =======  =======  ========  =======  ========
 Issuance of common stock
  warrants for prepaid stock
  issuance costs................ $   --   $   --   $    103  $   --   $    --
                                 =======  =======  ========  =======  ========
 Issuance of preferred stock
  warrants for facilities
  sublease ..................... $   --   $   --   $    --   $   --   $    250
                                 =======  =======  ========  =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                EXTRICITY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (Information as of June 30, 2000 and for the three months ended
                      June 30, 1999 and 2000 is unaudited)

1. The Company

  Extricity, Inc. ("Extricity" or the "Company") was incorporated on April 3, 1996 in California, and subsequently reincorporated in June 2000 in the state of Delaware. The Company is a provider of infrastructure software and services for achieving business-to-business relationship management ("B2BRM"). The Company develops and markets software that enables companies to extend business processes beyond corporate boundaries to forge tighter relationships and collaborate more efficiently with customers, partners and suppliers. The Extricity B2B platform features a business-to-business server, a broad line of integration adapters, communication channel components and packaged business process solutions for specific industries to provide a comprehensive B2BRM platform. Companies can implement the Extricity B2B products to power trading communities, establish net market exchanges and to provide back end fulfillment for their e-commerce activities. The Company's products, which are based on open standards such as XML, allow users to reduce costs, shorten lead cycle times, simplify extended operations, gain visibility and control, increase customer and partner service levels, increase profitability and extend investments in existing information technology.

  In October 1999, the Company established a wholly-owned subsidiary in the U.K., Extricity Software, Limited.

  The Company is subject to a number of risks associated with companies in a similar stage of development, including a history of net losses and the expectation to continue to incur losses; volatility of and rapid change in the B2B software integration industry; potential competition from larger, more established companies; and dependence on key employees for technology and support.

2. Summary of significant accounting policies

 Principles of consolidation

  The consolidated financial statements include the accounts of Extricity, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

 Management estimates

  The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

 Fair value information

  The carrying amount of current assets and current liabilities approximates fair value because of the short maturity of these instruments. The carrying amount of the Company's debt approximates fair value based on the floating interest rates.

                                EXTRICITY, INC.

 Cash and cash equivalents

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

 Short-term investments

  The Company's short-term investments consist of corporate bonds with original maturities at date of purchase beyond three months and less than one year. The Company classifies its short-term investments as "available-for-sale." The difference between the cost basis and the market value of the Company's investments and unrealized gross holding gains and losses was not material as of March 31, 1999 and 2000. Realized gains and losses are recorded on the specific identification method.

 Property and equipment

  Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful life of the asset.

 Restricted cash

  In October 1997, the Company entered into a facilities operating lease agreement. Under the terms of the agreement, the Company is required to hold a certificate of deposit as a form of security. As of March 31, 1999, the certificate of deposit amounted to $180,000. In January 2000, the Company entered into an additional facilities operating lease which increased the security requirement and certificate of deposit to $300,000 as of March 31, 2000.

  In June 2000, the Company entered into a facilities operating sublease agreement. Under the terms of the sublease agreement, the Company is required to provide a security deposit in the form of an irrevocable letter of credit of approximately $8,600,000. The Company has provided two irrevocable letters of credit through two banks that are secured by certificates of deposits for the security requirement.

 Software development costs

  The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," whereby costs for the development of new software product and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized until the product is commercially available. The Company has defined technological feasibility as the completion of beta testing of a working product. Through March 31, 2000, software development costs incurred subsequent to the establishment of technological feasibility and prior to commercial availability have not been significant and, accordingly, all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

 Deferred revenue

  Deferred revenue includes unearned license fees and prepaid services that will be recognized as revenue in the future as the Company delivers licenses and performs services.

                                EXTRICITY, INC.

 Income taxes

  Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences are primarily the result of the differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

 Revenue recognition

  The Company's revenues are derived from two sources, license fees and services. Services include consulting, software maintenance and training.

  Revenue from the sale of software licenses is generally recognized upon shipment of product, provided that the fee is fixed or determinable, persuasive evidence of an arrangement exists and collection of the resulting receivable is considered probable. Historically, the Company has not experienced significant returns or exchanges of its products from direct sales to customers.

  The timing of recognizing license fees as revenue is affected by the type of license sold. Certain licenses grant perpetual rights while others are available on an annual renewable basis. Revenue recognition related to perpetual licenses is affected by whether the Company performs consulting services in the arrangement and the nature of those services. In the majority of cases, the Company either performs no consulting services at all or performs standard implementation services that are not essential to the functionality of the software. In these cases, the Company recognizes license fees revenue either upon delivery of the software or on customer acceptance, if the arrangement has acceptance criteria (which occurs infrequently). In certain rare instances, the Company performs consulting services that are essential to the functionality of the software. In such cases, both the license fees and services revenue are recognized using the percentage of completion method of accounting, based on the percentage that incurred contract costs to date bear to the most recent estimates of total contract costs. The effect of changes to total estimated contract costs is recognized in the period such changes are determined. Provisions for estimated losses are made in the period in which the loss first becomes apparent.

  Revenue on annual renewable licenses is recognized ratably over the one-year term of the agreement, as the Company does not have vendor specific objective evidence for software maintenance in annual renewal license arrangements.

  License fees from value-added resellers are recognized when the product has been sold through to an end user and such sell-through has been reported to the Company, provided that the fee is fixed or determinable, persuasive evidence of an arrangement exists and collection of the resulting receivable is considered probable.

  Many of the Company's arrangements include multiple elements. In such cases, the Company allocates revenue to the different elements of a contract based on vendor-specific objective evidence of fair value as determined by the price charged for the individual elements when they are sold separately.

                                EXTRICITY, INC.

  Services revenues include consulting, maintenance and training. Training and consulting revenues are recognized as the services are performed. Revenues from maintenance contracts, which include the rights to unspecified upgrades and technical support, is recognized ratably over the term of the applicable agreement.

 Stock-based compensation

  The Company measures compensation expense for its employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." Under the intrinsic value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the grant date, compensation expense is recognized over the applicable vesting period.

 Foreign currency translation

  The functional currency of the Company's foreign subsidiaries are deemed to be the local countries' currency. Consequently, assets and liabilities outside the United States are translated into United States dollars using current exchange rates as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period.

 Net loss per share and pro forma net loss per share

  Historical basic net loss per share is computed based on the weighted average number of outstanding shares of common stock, less shares subject to repurchase. Diluted net loss per share adjusts the weighted average number of outstanding shares of common stock for the potential dilution that could occur if stock options, warrants or convertible securities were exercised or converted into common stock. Diluted net loss per share is the same as basic net loss per share for all periods presented because the effects of such items were antidilutive given the Company's losses.

  Pro forma basic net loss per share has been calculated assuming the conversion of preferred stock into common stock, based on the respective conversion ratios, as if the shares had been converted on the original dates of their issuance.

                                EXTRICITY, INC.

  The following table presents the calculation of basic and diluted net loss per share and pro forma basic and diluted net loss per share (in thousands, except per share data):

                                                                Three Months
                                    Year Ended March 31,       Ended June 30,
                                  --------------------------  -----------------
                                   1998     1999      2000     1999      2000
                                  -------  -------  --------  -------  --------
   Net loss.....................  $(5,973) $(9,097) $(19,889) $(3,994) $(12,416)
                                  =======  =======  ========  =======  ========
   Historical:
     Weighted average shares of
      common stock outstanding..    3,393    4,836     6,179    5,548    10,200
     Less: Weighted average
      shares of common stock
      subject to repurchase.....   (1,975)  (2,098)   (1,890)   1,848    (4,692)
                                  -------  -------  --------  -------  --------
     Weighted average shares
      used in computing basic
      and diluted net loss per
      share.....................    1,418    2,738     4,289    3,700     5,508
                                  =======  =======  ========  =======  ========
   Basic and diluted net loss
    per share...................  $ (4.21) $ (3.32) $  (4.64) $ (1.08) $  (2.25)
                                  =======  =======  ========  =======  ========
   Pro forma:
     Shares used above..........                       4,289              5,508
     Pro forma adjustment to
      reflect assumed conversion
      of convertible preferred
      stock.....................                      17,011             22,887
                                                    --------           --------
     Weighted average shares
      used in computing pro
      forma basic and diluted
      net loss per share........                      21,300             28,395
                                                    ========           ========
   Pro forma basic and diluted
    net loss per share..........                    $  (0.93)          $  (0.44)
                                                    ========           ========

  The Company has excluded all convertible preferred stock, outstanding stock options, warrants and shares subject to repurchase by the Company from the calculation of historical diluted net loss per share because these securities are anti-dilutive for all years presented. Common shares excluded from the calculation of diluted net loss per share are detailed in the table below (in thousands).

                                                          Three Months Ended
                                     Year Ended March 31,      June 30,
                                     -------------------- -------------------
                                      1998   1999   2000    1999      2000
                                     ------ ------ ------ --------- ---------
   Conversion of convertible
    preferred stock................. 10,063 13,973 18,380    16,348    26,132
   Outstanding stock options........  1,886  2,195  1,934     1,664     2,563
   Warrants.........................    --     218    293       248       308
   Common shares subject to
    repurchase......................    291    489  3,640     1,331     5,133
                                     ------ ------ ------ --------- ---------
                                     12,240 16,875 24,247    19,591    34,136
                                     ====== ====== ====== ========= =========

  See Notes 8 and 9 for further information on these securities.

                                EXTRICITY, INC.

  Subsequent to March 31, 2000, the following transactions occurred that would have changed the number of common shares or potential common shares outstanding at March 31, 2000 if the transactions had occurred before the end of the period:

                                                           For the Period From
                                                         April 1 to September 1,
                                                                  2000
                                                         -----------------------
                                                               (unaudited)
   Stock options granted................................        2,936,459
   Issuance of convertible preferred stock..............        7,751,938
   Stock options cancelled..............................          (69,682)
   Shares repurchased...................................          (34,337)
                                                               ----------
                                                               10,584,378
                                                               ==========

 Comprehensive income

  In fiscal 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Such items may include foreign currency translation adjustments and unrealized gains/losses from investing and hedging activities.

 Recent accounting pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires certain accounting and reporting standards for derivative financial instruments and hedging activities and is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 will be effective for the Company on April 1, 2001. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, management does not believe that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company has retroactively adopted SAB 101 for all periods presented. The adoption of SAB 101 had no impact on the Company's consolidated financial statements.

  In March 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-2, "Accounting for the Costs of Developing a Web Site" ("EITF 00-2"). EITF 00-2 states that for specific web site development costs, the accounting for such costs should be based generally on a model consistent with the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." All costs incurred in the planning stage should be expensed as incurred. For the web site application and development stage, all costs relating to software used to operate a web site should be accounted for pursuant to SOP 98-1, unless a plan exists

                                EXTRICITY, INC.

to market the software externally, in which case the costs should be accounted for pursuant to SFAS No. 86. Web site hosting fees should be expensed over the period of benefit and web site graphics should be capitalized in accordance with SOP 98-1. This consensus will be applicable to all web site development costs incurred for quarters beginning after June 30, 2000, even for costs relating to projects that are in progress as of that date. The Company is currently evaluating EITF 00-2 and does not expect that the abstract will have a material effect on its financial position or results of operations.

  In March 2000, the FASB issued Financial Standards Board Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation--an Interpretation of APB Opinion No. 25" ("FIN No. 44"). FIN No. 44 addresses the application of APB No. 25 to clarify, among other issues, (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent FIN No. 44 covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying the interpretation will be recognized on a prospective basis from July 1, 2000. The Company is currently evaluating FIN No. 44 and does not expect that it will have a material effect on its financial position or results of operations.

 Interim financial information

  The interim financial information as of June 30, 2000 and for the three months ended June 30, 1999 and 2000 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any future period.

3. Significant Concentrations

  Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. Accounts receivable consists principally of amounts due from large, credit-worthy companies. The Company monitors the balances of individual accounts to assess any collectibility issues. The Company has not experienced significant losses related to receivables in the past.

  As of March 31, 1999, three individual customers accounted for 56%, 16% and 15% of accounts receivable, respectively. As of March 31, 2000, three individual customers accounted for 21%, 13% and 12% of accounts receivable, respectively. As of June 30, 2000, one customer accounted for 18% of accounts receivable.

                                EXTRICITY, INC.

  Several customers have accounted for more than 10% of the Company's revenues. The amount of revenue from these customers as a percentage of total revenues is included in the table below.

                                                 Year Ended       Three Months
                                                 March 31,       Ended June 30,
                                               ----------------  -----------------
                                               1998  1999  2000   1999      2000
                                               ----  ----  ----  -------   -------
   Customer A.................................  49%   15%    *        12%        *
   Customer B.................................  44%    *     *         *         *
   Customer C................................. --     44%    *        30%        *
   Customer D................................. --     13%   15%       32%        *
   Customer E................................. --     12%    *        12%        *

    *Less than 10% of revenue.

4. Consolidated Balance Sheets Detail

  Property and equipment consisted of the following (in thousands):

                                                                  March 31,
                                                                ---------------
                                                                 1999    2000
                                                                ------  -------
   Computer equipment.......................................... $  889  $ 1,722
   Furniture and equipment.....................................    270      493
   Leasehold improvements......................................     14       36
                                                                ------  -------
                                                                 1,173    2,251
   Less: Accumulated depreciation and amortization.............   (499)    (983)
                                                                ------  -------
                                                                $  674  $ 1,268
                                                                ======  =======

  Accrued expenses consisted of the following (in thousands):

                                                                  March 31,
                                                                ---------------
                                                                 1999    2000
                                                                ------  -------
   Accrued payroll and employee benefits....................... $1,144  $ 3,131
   Accrued travel expenses.....................................     89      431
   Accrued marketing expenses..................................    159      374
   Other accrued expenses......................................    510      917
                                                                ------  -------
                                                                $1,902  $ 4,853
                                                                ======  =======

5. Credit Facility

  The Company has two term loans and a loan facility with Imperial Bank (the "Bank") under an Amended and Restated Loan Agreement dated September 8, 1998 (the "Loan Agreement") as follows:

  Equipment Term Loans--Two term loans with balances outstanding as of March 31, 2000 of $285,000 and $447,000, respectively. The loan for $285,000 is due
October 5, 2001 and the loan for $447,000 is due September 7, 2002.

                                EXTRICITY, INC.

  Loan Facility --A revolving line of credit in the amount of $750,000 (which will increase to $1,500,000 upon the receipt of proceeds by the Company greater than $10,000,000 in association with any equity financing) expiring December 7, 2000 based on eligible receivables to be used for general corporate purposes.

  Pursuant to the Loan Agreement, an Amended and Restated General Security Agreement and a Collateral Assignment, Patent Mortgage and Security Agreement, each dated September 8, 1998, the Company has granted the Bank a blanket security interest in all of the Company's property including intellectual property rights and its interest in its license agreements. Borrowings under the arrangements bear interest at the Bank's prime rate (9.0% as of March 31, 2000) plus 1% and 0.75% for equipment term loans and 0.5% for the line of credit. Certain material terms of the Loan Agreement state that available borrowings are contingent upon satisfaction of certain loan covenants including financial covenants related to minimum quick ratio, minimum liquidity coverage ratio, minimum tangible net worth and maximum loss and that the Company is prohibited from paying cash dividends. As of March 31, 2000, the Company was in violation of the maximum loss financial covenant set forth in the Loan Agreement. In April 2000, the Company received a waiver of the violation for the period ended March 31, 2000.

  In May 2000, the Company and the Bank amended the Loan Agreement to provide, generally, for (i) an increase of the commitment under the line of credit from $750,000 to $1,500,000, (ii) an extension of the term on the line of credit through May 1, 2001 and (iii) the revision of certain financial covenants including lowering the minimum quick ratio and increasing the permitted maximum loss.

  Maturities of long-term debt are as follows as of March 31, 2000 (in thousands):

     Year Ending
     -----------
     2001.................................................................. $359
     2002..................................................................  284
     2003..................................................................   89
                                                                            ----
     Total................................................................. $732
                                                                            ====

6. Income taxes

  The effective tax rate differs from the amount computed by applying the U.S. Federal corporate tax rate of 35% to the net loss as follows:

                                                              Year Ended
                                                              March 31,
                                                            ------------------
                                                            1998   1999   2000
                                                            ----   ----   ----
     Statutory Federal tax rate............................ (35)%  (35)%  (35)%
     State tax rate, net of Federal tax benefit............  (6)    (6)    (6)
     Change in valuation allowance.........................  41     41     41
                                                            ---    ---    ---
                                                            -- %   -- %   -- %
                                                            ===    ===    ===

                                EXTRICITY, INC.

  The temporary differences that give rise to the Company's deferred tax assets are as follows (in thousands):

                                                                 March 31,
                                                              -----------------
                                                               1999      2000
                                                              -------  --------
     Net operating loss carryforwards........................ $ 5,914  $ 13,384
     Research and development credits........................     736     1,218
     Allowance for doubtful accounts.........................      18       438
     Accrued expenses........................................     301       200
     Deferred revenue........................................      97       200
                                                              -------  --------
                                                                7,066    15,440
     Valuation allowance.....................................  (7,066)  (15,440)
                                                              -------  --------
     Net deferred tax asset.................................. $   --   $    --
                                                              =======  ========

  As of March 31, 1999 and 2000, the deferred tax assets have been fully offset by valuation allowances. In assessing the ultimate realization of deferred tax assets, management considers the likelihood that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of any deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. The amount of the deferred tax assets considered realizable could change in the near term if estimates of future taxable income during the carryforward periods are increased. In addition, utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

  As of March 31, 2000, the Company had net operating loss carryforwards of approximately $33,600,000 each for federal and state tax purposes, which expire in varying amounts beginning 2005 through 2020.

  As of March 31, 2000, the Company also had tax credit carryforwards of approximately $740,000 for federal and $478,000 for California income tax purposes. The federal credit will expire on various dates beginning in 2012 through 2020, while the California credit may be carried forward indefinitely.

7. Commitments and Contingencies

  The Company leases its facilities under noncancellable operating leases, which expire at various dates through December 31, 2004. Future minimum lease payments under these leases are as follows (in thousands):

     Year Ending March 31,
     ---------------------
     2001................................................................ $1,269
     2002................................................................  1,303
     2003................................................................    902
     2004................................................................    318
     2005................................................................    243
                                                                          ------
                                                                          $4,035
                                                                          ======

                                EXTRICITY, INC.

  Rent expense for the years ended March 31, 1998, 1999 and 2000, was $468,000, $790,000 and, $1,199,000, respectively.

  In June 2000, the Company entered into a sublease agreement for approximately 70,000 square feet under an office lease for new principal and executive office space. The lease expires in September 2006.

  The Company is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of such claims will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

8. Convertible Preferred Stock

 Convertible preferred stock

  On May 10, 1996, the Company issued 3,055,000 shares of Series A Convertible Preferred Stock ("Series A") at a purchase price of $1.00 per share for proceeds of $3,035,000, net of issuance costs of $20,000. On June 18, 1997 the Company issued 1,976,469 shares of Series B Convertible Preferred Stock ("Series B") at a purchase price of $2.75 per share for proceeds of $5,388,000, net of issuance costs of $47,000. On April 24 and August 28, 1998, the Company issued an aggregate of 1,954,937 shares of Series C Convertible Preferred Stock ("Series C") at a purchase price of $5.10 per share for proceeds of $9,880,000, net of issuance costs of $90,000. On April 28, 1999, the Company issued 1,187,575 shares of Series D Convertible Preferred Stock ("Series D") at a purchase price of $5.91 per share for proceeds of $6,944,000, net of issuance costs of $75,000. On November 29, 1999, the Company issued 2,031,846 shares of Series E Convertible Preferred Stock ("Series E") at a purchase price of $4.91 per share for proceeds of $9,921,000, net of issuance costs of $55,000. On May 8, 2000, the Company issued 7,751,938 shares of Series F Convertible Preferred Stock ("Series F") at a purchase price of $6.45 for proceeds of $49,900,000, net of issuance costs of $100,000, 68% of which were issued to new investors and 32% of which were issued to existing investors.

  The Company has authorized the total number of shares of each series of convertible preferred stock as follows:

                                    Shares                          Liquidation
                                  Designated   Shares     Amount    Preference
                                  ---------- ---------- ----------- -----------
   Series A preferred stock.....   3,055,000  3,055,000 $ 3,035,000 $ 3,055,000
   Series B preferred stock.....   1,976,469  1,976,469   5,388,000   5,435,290
   Series C preferred stock.....   2,055,760  1,954,937   9,880,000   9,970,179
   Series D preferred stock.....   1,187,575  1,187,575   6,944,000   7,018,568
   Series E preferred stock.....   2,150,000  2,031,846   9,921,000   9,976,364
                                  ---------- ---------- ----------- -----------
   Balance as of March 31,
    2000........................  10,424,804 10,205,827  35,168,000  35,455,401
   Series F preferred stock.....   7,800,000  7,751,938  49,900,000  50,000,000
                                  ---------- ---------- ----------- -----------
   Balance as of June 30, 2000..  18,224,804 17,957,765 $85,068,000 $85,455,401
                                  ========== ========== =========== ===========

                                EXTRICITY, INC.

  The rights, restrictions and preferences of convertible preferred stock are as follows:

  . Each share of Series A, B, C and D is convertible, at the right and option of the stockholder, into two shares of common stock. The conversion ratio is subject to adjustment in the event of stock splits and stock dividends.

  . Each share of Series E and F is convertible, at the right and option of the stockholder, into one share of common stock. The conversion ratio is subject to adjustment in the event of stock splits and stock dividends.

  . Each holder of Series A, B, C, D, E and F is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock could be converted.

  . Each share of Series A, B, C, D, E and F shall automatically be converted into shares of common stock at the then effective conversion rate for each series immediately prior to the closing of a firm commitment underwritten initial public offering ("IPO") of the Company's common stock at a price per share of not less than $9.00 and aggregate gross proceeds of not less than $25,000,000, exclusive of underwriting discounts and offering expenses.

  . Each holder of Series A, B, C, D, E and F is entitled to noncumulative dividends, if and when declared by the Board of Directors, equal to $0.05 per share per annum, prior and in preference to any distribution on the common stock. No dividends have been declared to date.

  . In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series D, E and F shall be entitled to receive, prior and in preference to any distribution to the holders of the common stock, Series A and B and on an equal priority with the holders of Series C, the amount of $5.91, $4.91 and $6.45, respectively, per share, plus an amount equal to all declared but unpaid dividends on such shares. The holders of Series A, B and C shall be entitled to receive, prior and in preference to any distribution to the holders of the common stock, the amount of $1.00, $2.75 and $5.10 per share, respectively, plus an amount equal to all declared but unpaid dividends on such shares.

 Series C convertible preferred stock warrants

  In April 1998, the Company issued warrants to purchase 58,823 shares of Series C for $5.10 per share in connection with the issuance of Series C convertible preferred stock to a certain stockholder. Such warrants are exercisable on the date when a joint team of this stockholder and Company engineers achieve certain performance benchmarks as defined in a Collaboration Agreement. During fiscal 2000, the benchmarks were achieved, and the warrants became fully exercisable. Such warrants expire on August 17, 2003. In accordance with EITF 96-18, "Accounting For Equity Instruments That Are Issued To Other Than Employees For Acquiring, Or In Conjunction With Selling, Goods Or Services," the Company estimated the fair value of the warrants to be approximately $59,000 on the date at which a commitment for performance was obtained, using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.5%, term of 4 years, expected volatility of 72% and no expected dividends. The fair value of the warrants was recorded as research and development expenses in the accompanying consolidated statement of operations in fiscal 2000.

                                EXTRICITY, INC.

  In March 1999, in connection with a revenue transaction, the Company issued fully exercisable warrants to purchase 42,000 shares of Series C for $5.10 per share, which expire in April 2002. The fair value of the warrants at the date of issuance was determined to be $124,000 and was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.6%, term of 4 years, expected volatility of 72% and no expected dividends. The fair value of the warrants was offset against license fees in fiscal 1999.

 Series E convertible preferred stock warrants

  In March 2000, in connection with a revenue transaction, the Company issued fully exercisable warrants to purchase 20,000 shares of Series E for $16.00 per share, which expire in March 2004. The fair value of the warrants at the date of issuance was determined to be $108,000 and was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 6.5%, term of 4 years, expected volatility of 82% and no expected dividends. The fair value of the warrants was offset against license fees in fiscal 2000.

 Series F convertible preferred stock warrants

  In June 2000, the Company issued fully vested, nonforfeitable warrants in connection with a facilities sublease agreement to the landlord and sublandlord to each purchase 20,000 shares of Series F convertible preferred stock at a strike price of $6.45 per share. The warrants expire in July 2004. The fair value of the warrants at the date of issuance was determined to be approximately $250,000 using the Black-Scholes valuation model and will be amortized over the term of the sublease agreement.

 Unaudited pro forma stockholders' equity

  In May 2000, the Company's Board of Directors authorized the filing of a registration statement with the SEC to register shares of its common stock in connection with a proposed IPO. If the IPO is consummated under the terms presently anticipated, all of the outstanding convertible preferred stock at June 30, 2000, will be converted into 26,131,746 shares of common stock upon the closing of the IPO. In addition, as discussed in Note 12, in June 2000 the Company reincorporated in Delaware and established a par value for its common stock of $.00001. The effect of both the conversion and the reincorporation has been reflected in pro forma stockholders' equity in the accompanying consolidated balance sheet as of June 30, 2000.

9. Common Stock

  On April 21, 1999, the Company's Board of Directors approved a two for one stock split for each share of common stock which was effective as of June 7, 1999. All share and per share data in the accompanying financial statements have been retroactively restated to reflect the split.

  In December 1998, the Company issued fully exercisable warrants to purchase 16,666 shares of common stock for $0.365 per share to a vendor in conjunction with services performed. The warrants expire in December 2002. The fair value of the warrants at the date of issuance was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 4.55%, term of 4 years, expected volatility of 72% and no expected dividends. The value of the common stock warrants was determined to be immaterial.

                                EXTRICITY, INC.

  In May 1999, the Company issued fully exercisable warrants to purchase 30,000 shares of common stock for $0.365 per share to a charitable organization. The warrants expire in May 2001. The fair value of the warrants at the date of issuance was determined to be $84,000 and was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.2%, term of 2 years, expected volatility of 82% and no expected dividends. The fair value of the warrants was included in general and administrative expenses in the accompanying consolidated statements of operations.

  In March 2000, the Company issued fully vested, nonforfeitable warrants to purchase 25,000 shares of common stock for $1.74 per share in conjunction with legal services to be provided. In April 2000, all of the warrants were exercised. The Company estimated the fair value of the warrants to be approximately $103,000 as of March 31, 2000, using the Black-Scholes model with the following assumptions: risk-free interest rate of 6.63%, term of 2 years, expected volatility of 82% and no expected dividends. This fair value of the warrants was included in prepaid expenses in the accompanying consolidated balance sheets. The warrants will continue to be revalued over the performance period.

  The Company's Articles of Incorporation designate and authorize 40,000,000 shares of common stock. As of March 31, 2000, the Company had reserved shares of its common stock for future issuance as follows (in thousands):

     Conversion of Series A preferred stock..............................  6,110
     Conversion of Series B preferred stock..............................  3,953
     Conversion of Series C preferred stock..............................  3,910
     Conversion of Series D preferred stock..............................  2,375
     Conversion of Series E preferred stock..............................  2,032
     Conversion of preferred stock upon exercise of stock warrants.......    222
     Exercise of common stock warrants...................................     72
     Issuance and exercise of common stock options.......................  4,955
                                                                          ------
       Total shares reserved............................................. 23,629
                                                                          ======

 Stock-based compensation

  For the year ended March 31, 2000 and the three months ended June 30, 2000, in connection with the grant of certain stock options to employees, the Company recorded deferred compensation of approximately $15.7 million and $ 8.4 million, respectively, representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price at the date of the option grant. Such amount is presented as a reduction of stockholders' equity and will be amortized over the vesting period of the applicable options in a manner consistent with Financial Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." Approximately $2.3 million was expensed during the year ended March 31, 2000 and is included in amortization of deferred stock-based compensation in the accompanying consolidated statement of operations. Amortization expense of $12,800,000, $5,700,000, $2,600,000 and $688,000 will be recorded in fiscal years 2001, 2002, 2003 and 2004, respectively. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services.

                                EXTRICITY, INC.

 Notes receivable from stockholders

  The Company has issued nine full recourse notes to seven stockholders for the purchase of common stock upon the exercise of stock options totaling $2,062,000 at March 31, 2000 that are secured by 3,353,000 shares of the Company's common stock. The notes bear interest at an annual rate of 5.61%. Principal and accrued interest are repayable prior to maturity, or upon termination of the respective employee. Maturity dates range from June 21, 2003 to February 28, 2005.

  In May 2000, the Company issued two full recourse notes to two officers of the Company for the purchase of common stock upon the exercise of stock options totalling $4,689,000 that are secured by 889,736 shares of the Company's common stock. The notes bear interest at an annual rate of 5.61% and principal and accrued interest are repayable prior to maturity, upon termination of the respective officer, or five years from the issuance date of the note.

 Stock options

  In 1996, the Company adopted an incentive and nonstatutory stock option plan (the "1996 Stock Option Plan") for which 8,740,000 shares have been reserved for issuance. Options granted under the 1996 Stock Option Plan are for periods not to exceed ten years from the date of grant. Exercise prices of incentive stock option grants under the 1996 Stock Option Plan will not be less than 100% of the fair market value of the stock at the date of grant and exercise price for nonstatutory stock options will not be less than 85% of the fair market value of the stock at the date of grant, all as determined by the Board of Directors. Options granted to stockholders who own more than 10% of the outstanding stock of the Company are for periods not to exceed five years from the date of grant and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant as determined by the Board of Directors. Incentive options granted to employees generally vest over four years, with 25% vesting upon the first anniversary of the vesting commencement date, and the balance vesting ratably each month over a thirty-six month period or shorter period as determined by the Board of Directors. The 1996 Stock Option Plan provides that the options may be exercised prior to the options becoming vested. If the optionee's employment is terminated for any reason, the Company has the right to repurchase any unvested shares.

  In February 2000, the Company granted 1,922,932 nonstatutory stock options to an officer of the Company outside of the 1996 Stock Option Plan. These options, which the Company has reserved for separately, were granted at an exercise price of $0.82 per share and will vest with respect to 12.5% of the options on the six-month anniversary of the officer's start date and the balance vesting ratably each month over a forty-two month period.

  During the years ended March 31, 1998, 1999, and 2000, the Company granted options to purchase 27,786, 47,316 and 68,279 shares, respectively, of common stock to non-employees in exchange for recruiting and research services at a range of exercise prices between $0.05 and $0.82 per share, contractual terms of ten years and vesting periods ranging from immediate to 50% per year over a two-year period. The Company accounted for the options consistent with EITF 96-
18. In fiscal years 1998 and 1999, the estimated fair value of the options using the Black-Scholes model was immaterial. In fiscal 2000 the estimated fair value of the options using the Black-Scholes model was determined to be approximately $197,000 and was recorded as $12,000 as research and development expense, $28,000 as sales and marketing expense and $157,000 as general and administrative expense in the accompanying consolidated statements of operations.

                                EXTRICITY, INC.

  The Company's stock option activity is summarized below:

                                             1996 Stock               Weighted
                                               Option                 Average
                                                Plan       Options    Exercise
                                               Shares    Outstanding   Price
                                             ----------  -----------  --------
   Balance as of March 31, 1999.............  1,586,992   1,044,960    $0.05
   Granted under the 1996 Stock Option
    Plan.................................... (1,592,286)  1,592,286    $0.12
   Exercised................................        --     (645,906)   $0.12
   Cancelled................................    105,840    (105,840)   $0.05
                                             ----------  ----------
   Balance as of March 31, 1998.............    100,546   1,885,500    $0.09
   Additional shares authorized.............  2,100,000         --       --
   Repurchase of restricted common stock....    360,000         --       --
   Granted under the 1996 Stock Option
    Plan.................................... (2,154,382)  2,154,382    $0.33
   Exercised................................        --   (1,613,724)   $0.14
   Cancelled................................    230,794    (230,794)   $0.13
                                             ----------  ----------
   Balance as of March 31, 1999.............    636,958   2,195,364    $0.28
   Additional shares authorized.............  4,000,000         --       --
   Repurchase of restricted common stock....     49,868         --       --
   Granted under the 1996 Stock Option
    Plan.................................... (1,993,879)  1,993,879    $0.78
   Granted outside of the 1996 Stock Option
    Plan....................................        --    1,922,932    $0.82
   Exercised................................        --   (3,850,614)   $0.59
   Cancelled................................    327,084    (327,084)   $0.32
                                             ----------  ----------
   Balance as of March 31, 2000.............  3,020,031   1,934,477    $0.70
   Additional shares authorized.............  3,100,000         --       --
   Repurchase of restricted common stock....     14,310         --       --
   Granted under the 1996 Stock Option
    Plan.................................... (1,809,093)  1,809,093    $3.33
   Granted outside of the 1996 Stock Option
    Plan....................................        --      789,736    $5.48
   Exercised................................        --   (1,949,692)   $3.10
   Cancelled................................     20,298     (20,298)   $2.24
                                             ----------  ----------
   Balance as of June 30, 2000..............  4,345,546   2,563,316    $2.18
                                             ==========  ==========

  As of March 31, 2000, a total of 348,950 options were vested and unexercised and 3,640,199 shares purchased through early exercise of stock options were subject to repurchase. As of June 30, 2000, a total of 223,069 options were vested and unexercised and 5,133,432 shares purchased through early exercise of stock options were subject to repurchase.

  Options outstanding as of March 31, 2000, and related weighted average exercise price and contractual life information are as follows:

                                     Options Outstanding               Options Vested
                             ------------------------------------ ------------------------
                                                                   Number
                                 Number      Weighted    Weighted Vested as
                              Outstanding     Average    Average     of        Weighted
                                 as of      Contractual  Exercise March 31,    Average
   Range of Exercise Price   March 31, 2000 Life (Years)  Price     2000    Exercise Price
   -----------------------   -------------- -----------  -------- --------- --------------
   $0.05-$0.14.............      195,000       7.20       $0.12    173,124      $0.12
   $0.26-$0.49.............    1,052,573       9.13       $0.43    172,882      $0.33
   $0.82...................      356,004       9.84       $0.82      2,944      $0.82
   $1.74...................      330,900       9.98       $1.74         --      $  --
                               ---------                           -------
                               1,934,477       9.21       $0.69    348,950      $0.23
                               =========                           =======

                                EXTRICITY, INC.

  In May 2000, in connection with the Series F offering discussed in Note 8 and under the terms of an offer letter, the Company granted an officer of the Company a stock option outside the 1996 Stock Option Plan to purchase 789,736 shares of common stock at an exercise price of $5.48 to enable him to achieve a 7% equity interest in the Company. As a result, the Company recorded deferred stock-based compensation of $1,990,000, representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price at the date of grant.

 Fair value disclosure

  Had compensation expense for stock options granted to employees been determined based on the fair value of the related options at the grant dates, consistent with SFAS No. 123, the Company's net loss and net loss per share would have increased by the pro forma amounts indicated below (in thousands, except per share data):

                                                     Year Ended March 31,
                                                   --------------------------
                                                    1998     1999      2000
                                                   -------  -------  --------
   Net loss, as reported.......................... $(5,973) $(9,097) $(19,889)
   Net loss, pro forma............................ $(5,981) $(9,272) $(20,418)
   Basic and diluted net loss per share, as re-
    ported........................................ $ (4.21) $ (3.32) $  (4.64)
   Basic and diluted net loss per share, pro
    forma......................................... $ (4.22) $ (3.39) $  (4.76)

  The weighted average fair value of options granted during 1998, 1999 and 2000 was $0.03, $0.06 and $0.27, respectively.

  The Company calculated the fair value of each option on the date of grant using the Black-Scholes option valuation model with the following assumptions:

                                                    Year Ended March 31,
                                                -------------------------------
                                                  1998       1999       2000
                                                ---------  ---------  ---------
   Expected life (years).......................     4          4          4
   Risk-free interest rate..................... 6.09-6.41% 4.52-5.62% 5.19-6.63%
   Volatility..................................    0.0%       0.0%      82.0%
   Dividend yield..............................    0.0%       0.0%       0.0%

 Employee stock purchase plan

  In June 2000, the Board of Directors approved the Company's 2000 Employee Stock Purchase Plan ("ESPP"). The ESPP will become effective upon the completion of the IPO. The plan permits participants to purchase common stock through payroll deductions of up to 20% of the participant's base salary and commissions, or through a single lump sum cash payment in the case of the first offering period. Such amounts are applied to the purchase by the Company of shares of common stock at the end of each offering period at a price which is generally 85% of the lower of the fair market value of the common stock on either the first or last day of the offering period. The maximum number of shares a participant may purchase in any six-month offering period is the lesser of 1,000 shares or a number of shares determined by dividing $12,500 by the fair market value of a share of common stock at the beginning of the offering period. Participants may voluntarily end their participation at any time during an offering period, and participation ends automatically upon termination of employment.

                                EXTRICITY, INC.

10. Segment Reporting

  In fiscal 1999, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer of the Company.

  The Company has two operating segments: licenses and services. Revenues and cost of revenues for the segments are identical to those presented on the accompanying consolidated statements of operations. The company does not allocate or report financial operations by segment beyond revenues and cost of revenues.

  Sales of licenses and services through March 31, 2000 occurred through partners and direct sales representatives located in the Company's headquarters in Redwood Shores, California, and in other locations. These sales were supported through the Redwood Shores location. The Company does not separately report costs by region internally. Additionally, long-lived assets in locations other than Redwood Shores are not significant for any period presented.

  International revenues are based on the country in which the end-user is located. The following is a summary of international license fees and services revenue by geographic region (in thousands):

                                                                  Three Months
                                            Year Ended March 31, Ended June 30,
                                            -------------------- ---------------
                                            1998  1999    2000    1999    2000
                                            ---- ------- ------- ---------------
   License fees:
     United States......................... $ 70 $ 1,828 $ 3,669 $   85 $  1,858
     Europe................................  --       95     370    --       107
     Asia-Pacific..........................  180     379     515    114      345
                                            ---- ------- ------- ------ --------
       Total............................... $250 $ 2,302 $ 4,554 $  199 $  2,310
                                            ==== ======= ======= ====== ========
   Services:
     United States......................... $188 $   652 $ 4,526 $  905 $  2,278
     Europe................................  --       17      13      4       54
     Asia-Pacific..........................   65      64      92     21       21
                                            ---- ------- ------- ------ --------
       Total............................... $253 $   733 $ 4,631 $  930 $  2,353
                                            ==== ======= ======= ====== ========

11. 401(k) Plan

  The Company has a defined contribution saving plan under Section 401(k) of the Internal Revenue Code. The plan provides that each participant may contribute between 1% and 20% of their pre-tax gross compensation up to a statutorily prescribed annual limit. Employees are eligible to participate on the first day of the first month following commencement as an employee. All amounts contributed by employee participants and earnings on those contributions are fully vested at all times. Employee participants may elect to invest their

                                EXTRICITY, INC.

contributions in various established funds. The Company has the option of matching the employee's contributions with a discretionary employer contribution. The Company made no such contributions in fiscal years 1998, 1999 and 2000.

12. Subsequent Events

 Reincorporation

  In June 2000, the Company was reincorporated in Delaware in connection with the Company's proposed IPO.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements........................  20
Use Of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  24
Selected Consolidated Financial Data.....................................  25
Management's Discussion And Analysis Of Financial Condition And Results
 Of Operations...........................................................  27
Business.................................................................  42
Management...............................................................  57
Related-Party Transactions...............................................  66
Principal Stockholders...................................................  70
Description Of Capital Stock.............................................  73
Shares Eligible For Future Sale..........................................  77
Underwriting.............................................................  79
Legal Matters............................................................  82
Experts..................................................................  82
Where To Find Additional Information About Extricity.....................  83
Index To Consolidated Financial Statements............................... F-1

Until           , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
-------------------------------------------------------------------------------

[EXTRICITY LOGO]

 6,000,000 Shares

 Common Stock

 Deutsche Banc Alex. Brown

 SG Cowen

 Banc of America Securities LLC

 Prospectus

      , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table sets forth all expenses to be paid by the Registrant, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                     Amount to
                                                                      be Paid
                                                                     ----------
  Securities and Exchange Commission registration fee............... $   23,038
  NASD filing fee...................................................      8,090
  Nasdaq National Market listing fee................................     95,000
  Legal fees and expenses...........................................    500,000
  Accounting fees and expenses......................................    500,000
  Blue Sky fees and expenses........................................     10,000
  Printing and engraving expenses...................................    300,000
  Transfer Agent and Registrar fees.................................      8,000
  Miscellaneous fees and expenses...................................     55,872
                                                                     ----------
    Total........................................................... $1,500,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

  Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). We have obtained officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

  We also have entered into agreements with our directors and executive officers that, among other things, indemnify them for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of Extricity, arising out of such person's services as a director or officer of Extricity, any subsidiary of Extricity or any other company or enterprise to which the person provides services at our request.

  Reference is also made to Section 7 of the Form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement for certain provisions regarding the indemnification of officers and directors of Extricity by the Underwriters.

Item 15. Recent Sales of Unregistered Securities.

  Since April 1, 1997, we have issued and sold unregistered securities as follows:

  (*1) From April 1, 1997 through September 1, 2000, we granted options to purchase an aggregate of 7,887,270 shares of common stock under our 1996 Stock Option Plan, 733,408 of which were canceled in the same period, and issued an aggregate of 5,457,768 shares of common stock upon the exercise of stock options, 444,205 of which were repurchased in the same time period.

  (*2) In June 1997, we sold 1,976,469 shares of our Series B preferred stock to a limited number of investors at a purchase price of $2.75 per share for a total purchase price of $5,435,289.75.

  (*3) In April and August 1998, we sold an aggregate of 1,954,937 shares of our Series C preferred stock to a limited number of investors at a purchase price of $5.10 per share for a total purchase price of $9,970,178.70.

  (*4) In April 1998, we issued a warrant, which will expire on August 17, 2003, to purchase 58,823 shares of Series C preferred stock at a price of $5.10 per share for a total purchase price of $299,997.30. This transaction was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

  (*5) In December 1998, we issued a warrant, which will expire on December 18, 2002 to purchase 16,666 shares of common stock at a purchase price of $0.365 per share for a total purchase price of $6,083.09. This transaction was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

  (*6) In March 1999, we issued a warrant, which will expire on April 21, 2002, to purchase 42,000 shares of Series C preferred stock at a price of $5.10 per share for a total purchase price of $214,200.00. This transaction was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

  (*7) In April 1999, we sold 1,187,575 shares of our Series D preferred stock to a limited number of investors at a purchase price of $5.91 per share for a total purchase price of $7,018,568.25.

  (*8) In May 1999, we issued a warrant, which will expire on May 19, 2001, to purchase 30,000 shares of common stock at a purchase price of $0.365 per share for a total purchase price of $10,950.00. This transaction was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

  (9) In November 1999, we sold 2,031,846 shares of our Series E preferred stock to a limited number of investors at a purchase price of $4.91 per share for a total purchase price of $9,976,363.86.

  (10) In January 2000, we granted 1,922,932 shares of non-qualified stock options to an officer of Extricity at an exercise price of $0.8183 per share for a total purchase price of $1,573,535,26, all of which were exercised. This transaction was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

  (11) In March 2000, we issued a warrant, which will expire on March 29, 2004, to purchase 20,000 shares of Series E preferred stock at a purchase price of $16.00 per share for a total purchase price of $320,000.00. This transaction was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

  (12) In March 2000, we issued a warrant, which will expire on March 13, 2005, to purchase 25,000 shares of common stock, at a purchase price of $1.74 per share for a total purchase price of $43,500.00. This transaction was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

  (13) In May 2000, we granted 789,736 shares of non-qualified stock options to an officer of Extricity at an exercise price of $5.48 per share for a total purchase price of $4,327,753.28, all of which were exercised. This transaction was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

  (14) In May 2000, we sold 7,751,938 shares of our Series F preferred stock to a limited number of investors at a purchase price of $6.45 per share for a total purchase price of approximately $50,000,000.

  (15) In June 2000, we issued warrants, which will expire in July 2004, to purchase 40,000 shares of Series F preferred stock, at a purchase price of $6.45 per share for a total purchase price of $129,000. This transaction was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.
--------
* Equity instruments were issued prior to a 2-for-1 stock split effected by Extricity in June 1999. Amounts above have been adjusted to give effect to the stock split.

  No underwriters were engaged in connection with these issuances and sales. Grants of stock pursuant to the 1996 Stock Option Plan were made in reliance upon the exemption from registration provided by Regulation F, Rule 701 of the Securities Act. Each of the preferred stock transactions noted above was made in reliance upon the exemption from registration provided by Regulation D, Rule 506 of the Securities Act.

  For additional information concerning these equity investment transactions, see the section entitled "Related Party Transactions" in the prospectus.

Item 16. Exhibits and Financial Statement Schedules.

  (a) Exhibits.

 Number                               Description
 ------  ---------------------------------------------------------------------
    1.1  Form of Underwriting Agreement.

   +3.1  Amended and Restated Articles of Incorporation.

   +3.2  Bylaws.

   +3.3  Certificate of Incorporation (Delaware).

   +3.4  Bylaws (Delaware).

    3.5 Amended and Restated Certificate of Incorporation (Delaware, proposed).

    3.6  Amended and Restated Bylaws (Delaware, proposed).

   +4.1  Specimen Stock Certificate.

   +4.2  Series F Preferred Stock Purchase Agreement.

   +4.3  Fifth Restated Investors' Rights Agreement.

   *5.1  Opinion of Gray Cary Ware & Freidenrich LLP.

  +10.1 Form of Indemnification Agreement between Registrant and Registrant's directors and officers.

  +10.2  1996 Stock Option Plan, as amended through June 21, 2000.

  +10.3  2000 Employee Stock Purchase Plan.

 Number                                Description
 ------  ----------------------------------------------------------------------
  +10.4  Offer letter between Registrant and Registrant's Chairman and Chief
         Executive Officer, as amended.

  +10.5  Offer letter between Registrant and Registrant's Vice President of
         Finance and Administration, Chief Financial Officer and Secretary.

  +10.6  Offer letter between Registrant and Registrant's Vice President of
         Marketing.

  +10.7  Offer letter between Registrant and Registrant's Vice President of
         Engineering, as amended.

  +10.8  Offer letter between Registrant and Registrant's Vice President of
         Client Services, as amended.

  +10.9  Offer letter between Registrant and Registrant's Vice President of
         Worldwide Sales.

  +10.10 Offer letter between Registrant and Registrant's Vice President and
         Chief Technology Officer, as amended.


  +10.11 Lease Agreement dated March 28, 1997, as amended, between Spieker
         Properties, L.P. and Registrant.

  +10.12 Loan Agreement dated October 6, 1997, as amended, between Imperial
         Bank and Registrant, including Security Agreements dated September 8,
         1998.

  +10.13 Consent to Sublease dated June 2000, between Oracle Corporation and
         Registrant, as well as Master Lease Agreement dated December 1996 between Davis Associates and Oracle Corporation
 **10.14 Software OEM Licensing Agreement between International Business
         Machines Corporation and Extricity, Inc. with an effective date of August 18, 2000.
   10.15 Promissory note between Registrant and Registrant's Chairman and Chief
         Executive Officer.
   10.16 Promissory note between Registrant and Registrant's Vice President of
         Finance and Administration, Chief Financial Officer and Secretary.
   10.17 Promissory note between Registrant and Registrant's Vice President of
         Marketing.
   10.18 Promissory note between Registrant and Registrant's Vice President of
         Worldwide Sales.
   10.19 Promissory note between Registrant and Registrant's Vice President of
         Business Development.
   21.1  Subsidiaries of the Registrant, as amended.

  *23.1 Consent of Gray Cary Ware & Freidenrich LLP (included in its opinion to be filed as Exhibit 5.1 hereto).

   23.2  Consent of Arthur Andersen LLP.

  +24.1  Power of Attorney (see Page II-5 of the Registration Statement).

  +27.1  Financial Data Schedule.

--------
 *  To be filed by amendment.

 ** Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the SEC.
 +  Previously filed.

  (b) Financial Statement Schedules.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Extricity pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Extricity in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  Extricity hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Extricity hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, Extricity, Inc. has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on September 24, 2000.

                                          EXTRICITY, INC.

                                          By:    /s/ Barry M. Ariko*
                                             ----------------------------------
                                                       Barry M. Ariko
                                                Chairman and Chief Executive
                                                          Officer

  KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below hereby appoint and constitute Barry M. Ariko, Stephen J. Albertolle and Vicki L. Randall, Esq. and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments to the within Registration Statement, and to sign any and all registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and such other agencies, offices and persons as may be required by applicable law, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated:

 Signature                          Title                                 Date
 ---------                          -----                                 ----

       /s/ Barry M. Ariko*          Chairman of the Board, Chief          September 24, 2000
 _________________________________   Executive Officer and President
           Barry M. Ariko            (chief executive officer)

   /s/ Stephen J. Albertolle*       Vice President--Finance and           September 24, 2000
 _________________________________   Administration, Chief Financial
       Stephen J. Albertolle         Officer (principal financial and
                                     accounting officer) and Secretary

                                    Director
 _________________________________
           Tania Amochaev

      /s/ Bruce R. Bourbon*         Director                              September 24, 2000
 _________________________________
          Bruce R. Bourbon

        /s/ B.J. Cassin*            Director                              September 24, 2000
 _________________________________
            B.J. Cassin

 Signature                          Title                                 Date
 ---------                          -----                                 ----

        /s/ Neal Dempsey*           Director                              September 24, 2000
 _________________________________
            Neal Dempsey

        /s/ Kenneth Ross*           Director                              September 24, 2000
 _________________________________
            Kenneth Ross

* By:  /s/ Stephen J. Albertolle
   -------------------------------
        Stephen J. Albertolle
         (Attorney-in-fact)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
 Extricity, Inc.

  We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Extricity, Inc. and subsidiary included in this registration statement and have issued our report thereon dated April 27, 2000 (except for the matter discussed in Note 12, as to which the date is June 28, 2000). Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                        Arthur Andersen LLP

San Jose, California
April 27, 2000

                                                                     SCHEDULE II

                                EXTRICITY, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                       Balance  Additions             Balance
                                         at      Charged               At End
                                      Beginning     To                   Of
Description                           Of Period Operations Write-offs  Period
-----------                           --------- ---------- ---------- --------
                                                   (in thousands)
Allowance for Doubtful Accounts Year
 Ended:
  March 31, 1998.....................  $   --    $ 25,000    $ --     $ 25,000
                                       =======   ========    =====    ========
  March 31, 1999.....................  $25,000   $ 20,000    $ --     $ 45,000
                                       =======   ========    =====    ========
  March 31, 2000.....................  $45,000   $756,000    $ --     $801,000
                                       =======   ========    =====    ========

                                 EXHIBIT INDEX

 Number                                Description
 ------  ----------------------------------------------------------------------
    1.1  Form of Underwriting Agreement
   +3.1  Amended and Restated Articles of Incorporation
   +3.2  Bylaws
   +3.3  Certificate of Incorporation (Delaware)
   +3.4  Bylaws (Delaware)
    3.5  Amended and Restated Certificate of Incorporation (Delaware,
         proposed).

    3.6  Amended and Restated Bylaws (Delaware, proposed).

   +4.1  Specimen Stock Certificate
   +4.2  Series F Preferred Stock Purchase Agreement
   +4.3  Fifth Restated Investors' Rights Agreement
   *5.1  Opinion of Gray Cary Ware & Freidenrich LLP
  +10.1  Form of Indemnification Agreement between Registrant and Registrant's directors and officers
  +10.2  1996 Stock Option Plan, as amended through June 21, 2000
  +10.3  2000 Employee Stock Purchase Plan
  +10.4  Offer letter between Registrant and Registrant's Chairman and Chief
         Executive Officer, as amended
  +10.5  Offer letter between Registrant and Registrant's Vice President of
         Finance and Administration, Chief Financial Officer and Secretary
         Offer letter between Registrant and Registrant's Vice President of
  +10.6  Marketing
  +10.7  Offer letter between Registrant and Registrant's Vice President of
         Engineering, as amended
  +10.8  Offer letter between Registrant and Registrant's Vice President of
         Client Services, as amended
         Offer letter between Registrant and Registrant's Vice President of
  +10.9  Worldwide Sales
  +10.10 Offer letter between Registrant and Registrant's Vice President and
         Chief Technology Officer, as amended
  +10.11 Lease Agreement dated March 28, 1997, as amended, between Spieker
         Properties, L.P. and Registrant
  +10.12 Loan Agreement dated October 6, 1997, as amended, between Imperial
         Bank and Registrant, including Security Agreements dated September 8,
         1998
  +10.13 Consent to Sublease dated June 2000, between Oracle Corporation and
         Registrant, as well as Master Lease Agreement dated December 1996 between Davis Associates and Oracle Corporation
 **10.14 Software OEM Licensing Agreement between International Business
         Machines Corporation and Extricity, Inc. with an effective date of
         August 18, 2000.
   10.15 Promissory note between Registrant and Registrant's Chairman and Chief
         Executive Officer.
   10.16 Promissory note between Registrant and Registrant's Vice President of
         Finance and Administration, Chief Financial Officer and Secretary.

                               EXHIBIT INDEX

 Number                               Description
 ------ -----------------------------------------------------------------------
  10.17 Promissory note between Registrant and Registrant's Vice President of
        Marketing.
  10.18 Promissory note between Registrant and Registrant's Vice President of
        Worldwide Sales.
  10.19 Promissory note between Registrant and Registrant's Vice President of
        Business Development.
  21.1  Subsidiaries of the Registrant, as amended
 *23.1  Consent of Gray Cary Ware & Freidenrich LLP (included in its opinion to be filed as Exhibit 5.1 hereto)
  23.2  Consent of Arthur Andersen LLP
 +24.1  Power of Attorney (see Page II--5 of the Registration Statement)
 +27.1  Financial Data Schedule

--------
 *  To be filed by amendment.

 ** Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the SEC.
 +  Previously filed.